
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933


(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of Issuer:

My-Shop Holdings, Inc.

Legal status of Issuer:

      Form:

      Corporation

      Jurisdiction of Incorporation/Organization:

Delaware

      Date of Organization:

      September 22, 2025

Physical Address of Issuer:

1590 NE 162 St., North Miami Beach, FL 33162

Website of Issuer:

https://myshoptechnologies.com/

Is there a co-issuer? ___ yes _X_ no.

Name of Intermediary through which the Offering will be Conducted:

OpenDeal Portal LLC dba Republic

CIK Number of Intermediary:

0001751525

SEC File Number of Intermediary:

007-00167

CRD Number of Intermediary:

283874

Amount of compensation to be paid to the Intermediary, whether as a percentage of the Offering amount or as a dollar amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering:

At the conclusion of the Offering, the Issuer shall pay the Intermediary the greater of (A) a fee determined pursuant to the following schedule: (1) 0% of any amount raised up to $100,000.00, and (2) 6% of any amounts raised exceeding $100,000.01 but not exceeding $5,000,000.00 in the Offering or (B) a cash fee of fifteen thousand dollars ($15,000.00).

Any other direct or indirect interest in the Issuer held by the Intermediary, or any arrangement for the Intermediary to acquire such an interest:

The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the securities sold in the Offering.

Type of Security Offered:

Shares of Common Stock

Target Number of Securities to be Offered:

2,777,777 Shares of Common Stock[1].

Price (or Method for Determining Price):

$1.80

Target Offering Amount:

$75,000

Oversubscriptions Accepted:
☑ Yes
☐ No

Oversubscriptions will be Allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other: At the Intermediary's discretion

Maximum Offering Amount (if different from Target Offering Amount):

$5,000,000

Deadline to reach the Target Offering Amount:

February 15, 2026

If the sum of the investment commitments does not equal or exceed the Target Offering Amount at the Deadline to reach the Target Offering Amount, no Securities will be sold in the Offering, investment commitments will be canceled and committed funds will be returned.

Current Number of Employees: 0

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[1] Incentive-based warrants and bonus shares, which are not included in the Target Number of Securities above, are described in detail in the section titled "Warrants and Bonus Shares."

My-Shop Holdings, Inc.	*Most recent fiscal year-end (2024)	*Prior fiscal year-end (2023)
Total Assets	$0.00	$0.00
Cash & Cash Equivalents	$0.00	$0.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$0.00	$0.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$0.00	$0.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income/(Loss)	$0.00	$0.00

*The Issuer was formed on September 22, 2025 and therefore has no prior fiscal year-end financial information. Issuer effected a share exchange agreement effective as of October 2025, whereby all outstanding shares of My Shop Technologies Ltd. ("My Shop IL") were exchanged for shares of the Issuer and the prior shareholders of My Shop IL became shareholders of the Issuer. The Issuer will be the legal successor to the business previously conducted by My Shop IL.

For the benefit of investors, Issuer has included below the corresponding financial information and prior operating activity that was derived from My Shop IL, which was formed on February 2022.

All figures below are based on a conversion rate of 3.3 from NIS to USD, in accordance with International Financial Reporting Standards.

My Shop Technologies Ltd.	Most recent fiscal year-end (2024)	Prior fiscal year-end (2023)
Total Assets	$795,244.85	$643,361.21
Cash & Cash Equivalents	$316,192.42	$48,039.09
Accounts Receivable	$70,800.00	$0.00
Short-term Debt	$17,690.91	$10,629.09
Long-term Debt	$36,363.64	$15,793.94
Revenues/Sales	$1,531,946.97	$737,701.82
Cost of Goods Sold	$214,911.82	$0.00
Taxes Paid	$5,713.64	$0.00
Net Income/(Loss)	$ (690,409.39)	$ (364,752.12)

The jurisdictions in which the Issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands


My-Shop Holdings, Inc.




A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THIS OFFERING AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THIS OFFERING IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*".

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. PROSPECTIVE INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. THE SECURITIES MAY HAVE FURTHER TRANSFER RESTRICTIONS NOT PROVIDED FOR BY FEDERAL, STATE OR FOREIGN LAW.

NO ONE SHOULD CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE ISSUER, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.


SPECIAL NOTICE TO FOREIGN INVESTORS


INVESTORS OUTSIDE OF THE UNITED STATES, TAKE NOTICE IT IS EACH INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY

OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVE THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

TABLE OF CONTENTS

ABOUT THIS FORM C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than Open Deal Portal LLC dba Republic (the **"Intermediary"**) has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities (as defined below) in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Issuer will afford prospective Investors (defined below) an opportunity to ask questions of, and receive answers from, the Issuer and its management concerning the terms and conditions of this Offering and the Issuer. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**". The Issuer is referred to herein as the "Issuer" or "we".

In making an investment decision, you must rely on your own examination of the Issuer and the terms of the Offering, including the merits and risks involved. The statements of the Issuer contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Issuer does not expect to update or otherwise revise this Form C or any other materials supplied herewith.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein are accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

THE OFFERING AND THE SECURITIES

The Offering

The Issuer is offering a minimum amount of $75,000 (the "**Target Offering Amount**") and up to a maximum amount of $5,000,000 (the "**Maximum Offering Amount**") of Shares of Common Stock (the "**Securities**") on a best effort basis as described in this Form C (this "**Offering**"). The Minimum Individual Purchase Amount is $180.00. Other than the maximum individual purchase amounts under Regulation CF, there is no maximum individual purchase amount in this Offering. The Issuer reserves the right to amend the Minimum Individual Purchase Amount in its sole discretion. In particular, the Issuer may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts to Investors participating in such programs without notice. The Issuer must raise an amount equal to or greater than the Target Offering Amount within 90 days of the Offering going live (the "**Offering Deadline**"). Unless the Issuer receives investment commitments, which are fully paid for and meet all other requirements set by this Offering, in an amount not less than the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be canceled and all committed funds will be returned.

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Issuer's asset value, net worth, revenues or other objective established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the purchase process hosted by the **Intermediary (**as defined above), including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Issuer are required to correct any errors or omissions made by the Investor.**

Investor funds will be held in escrow with a qualified third party escrow agent meeting the requirements of Regulation CF ("**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline or an intermediate close, using the cancellation mechanism provided by the Intermediary. **Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds. If the Investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline, the funds will be released to the Issuer and the Investor will receive their Securities.**

Investment commitments made in this Offering will be represented by a pro rata beneficial interest (based on the amount invested) subject to the terms of the Instrument (attached as <u>Exhibit B</u>), and the Stockholders' Agreement (attached as <u>Exhibit D</u>).

The Issuer will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Issuer reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Issuer continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

The Deal Page

A description of our products, services and business plan can be found on the Issuer's profile page on the Intermediary's website under https://republic.com/myshop (the "**Deal Page**"). The Deal Page can be used by prospective Investors to ask the Issuer questions and for the Issuer to post immaterial updates to this Form C as well as make general announcements. You should view the Deal Page at the time you consider making an investment commitment. Updates on the status of this Offering can also be found on the Deal Page.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Issuer will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be canceled and the committed funds will be returned without interest or deductions.

Intermediate Closings

In the event an amount equal to two (2) times the Target Offering Amount is committed and meets all required terms of the Offering prior to the Offering Deadline on such date or such later time the Issuer designates pursuant to Rule 304(b) of Regulation CF, the Issuer may conduct the first of multiple closings of the Offering early, *provided* (i) the early closing date must be twenty-one (21) days from the time the Offering opened and (ii) that all Investors will receive notice of such early closing date at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments). Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before such early closing date.

If the Issuer conducts an initial closing (the "**Initial Closing**"), the Issuer agrees to only withdraw seventy percent (70%) of the proceeds that are in escrow and will only conduct such Initial Closing if there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of the Initial Closing. The Issuer may only conduct another close (a "**Subsequent Closing**") before the Offering Deadline if the amount of investment commitments made as of the date of such Subsequent Closing exceeds two times the Target Offering Amount as of the date of the Initial Closing and there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of such Subsequent Closing.

Any investment commitments received after an intermediate closing will be released to the Issuer upon a subsequent closing and the Investor will receive evidence of the Securities via electronic certificate/PDF in exchange for their investment commitment as soon as practicable thereafter.

The Issuer has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Issuer until they are accepted by the Issuer, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Issuer rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

The Securities

We request that you please review this Form C and the Instrument attached as <u>Exhibit B</u>, in conjunction with the following summary information.

Dividends and/or Distributions

The Securities may be eligible to receive dividends if and when declared by the Issuer's board of directors in accordance with applicable law and the Issuer's governing documents; however, the Issuer has no obligation or undertaking to declare or pay dividends, and there is no current plan to do so

Voting and Control

The Securities are shares of Common Stock. Each share entitles the holder to one vote per share on all matters submitted to stockholders, voting together as a single class unless otherwise required by law or the certificate of incorporation. The Issuer is party to a stockholders agreement that includes drag-along provisions. In a sale or similar transaction approved in accordance with that agreement, holders may be required to vote for, consent to, and otherwise support the transaction as specified in the agreement..

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that Investors may eventually have in the Issuer.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Issuer; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Issuer with an opinion of counsel reasonably satisfactory to the Issuer stating that a registration statement is not necessary to effect such transfer.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

In addition, transfers are restricted by the Issuer's stockholders agreement. Except as permitted thereunder, no Investor may transfer any Securities unless the transfer complies with the Right of First Refusal, Tag-Along, and Drag-Along provisions, as applicable. Any transfer of Securities (other than to a permitted transferee as further defined in the stockholders agreement) is subject to the Right of First Refusal. Investors may be required, as a condition to transfer or upon request, to become a party to or agree to be bound by the stockholders agreement.

Other Material Terms

- The Issuer does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.

Warrants and Bonus Shares

To incentivize early and larger commitments in this Offering, the Issuer will grant warrant coverage and, at the top tier, issue bonus shares of Common Stock ("**Bonus Shares**") on the terms below. For full details on eligibility and investment tiers, please see the Deal Page. The Issuer may modify such perks from time to time; however, if the Issuer changes an item that is a term of this offering (e.g., the Bonus Share levels), the company will file an amendment to the Form C.

Eligibility and Tiers

Eligibility is determined per accepted investment, measured as the cash amount actually received and accepted by the Issuer in this Offering. The following benefits apply, subject to availability caps, first come first served by the Intermediary:

Investors who commit $5,000 receive a 10% warrant bonus and no equity bonus, with unlimited investor slots available. At $10,000, investors receive a 20% warrant bonus and no equity bonus, capped at 50 investor slots. At $25,000, investors receive a 45% warrant bonus and no equity bonus, capped at 30 investor slots. At $50,000, investors receive a 100% warrant bonus and no equity bonus, capped at 10 investor slots. At $100,000 or more, investors receive a 100% warrant bonus plus a 10% equity bonus, capped at 5 investor slots.

An Investor may receive only one investor slot tier per accepted investment unless expressly permitted by the Issuer. Investor slot caps are global, once the slots in a tier are filled, further investments at that tier will not receive the promotional benefit.

Warrant Terms Summary

Each eligible Investor will receive a warrant (attached as Exhibit C) to purchase a number of shares equal to the stated warrant percentage multiplied by the number of shares purchased for cash by that Investor in this Offering. The initial exercise price per share will equal the price per share in this Offering, $1.80 dollars, subject to customary adjustments for stock splits, stock dividends, reorganizations, and similar events. Warrants will be immediately exercisable, will be exercisable for cash, and may include a cashless exercise feature if approved by the Issuer. The exercise period of each warrant will be set at issuance, anticipated to be the earlier to occur of the following: (i) 2 years from the date of issuance; (ii) closing of capital financing in an aggregate sum of at least $1,000,000; (iii) a deemed liquidation event; or (iv) closing of an IPO. Warrants will be subject to the same transfer restrictions that apply to the Securities sold in this Offering, and may be further restricted by their own terms and by applicable law. For the avoidance of doubt, warrants confer no voting rights, dividends, distributions, or other economic benefits until they are exercised and the underlying Securities are issued. The Issuer will be tracking, distributing and administering all matters relating to the warrants.

Bonus Shares

At the $100,000 dollar tier and above, for the 5 available slots, in addition to warrant coverage, eligible Investors will receive Bonus Shares for no additional consideration equal to 10% of the number of shares purchased by such Investor for cash in this Offering. By way of illustration only, if an Investor purchases $100,000 of shares at $1.80 per share, the Investor receives 55,555 paid shares and 5,555 Bonus Shares, for a total of 61,110 shares, subject to rounding, and will effectively act as a discount to the price at which the Issuer is offering its stock. Bonus Shares are fully paid and non-assessable upon issuance and are subject to the same rights, preferences, and restrictions as other shares of Common Stock sold in this Offering.

The Issuer will not issue fractional shares as Bonus Shares or upon warrant exercise. Any fractional amount will be rounded down to the nearest whole share. No cash or other consideration will be paid in lieu of fractional shares unless required by law.

Eligibility is determined strictly by the Intermediary's electronic timestamp when a fully paid commitment is accepted, not when a reservation is submitted. The Issuer may, in its sole discretion, pro rate or reallocate units among Investors if oversubscription occurs in a manner that would otherwise disadvantage Investors who completed all Intermediary requirements in good faith.

Transfer Restrictions

Bonus shares and any shares issuable upon exercise of the warrants are subject to the same transfer restrictions described in this Form C, including Regulation CF holding periods and any stockholders agreement requirements.

COMMISSION AND FEES

Cash Commission

At the conclusion of the Offering, the Issuer shall pay the Intermediary the greater of (A) a fee determined pursuant to the following schedule: (1) 0% of any amount raised up to $100,000.00, and (2) 6% of any amounts raised exceeding $100,000.01 but not exceeding $5,000,000.00 in the Offering or (B) a cash fee of fifteen thousand dollars ($15,000.00).

Other Compensation

The Intermediary will also receive compensation in the form of the Securities equal to two percent (2%) of the total number of the Securities sold in the Offering. The total number of Securities outstanding after the Offering is subject to increase in an amount equal to the Intermediary's fee of two percent (2%) of the Securities issued in this Offering.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Issuer is subject to

the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Issuer's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Issuer is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Issuer may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises and geopolitical events, including without limitation, COVID-19 can have a significant effect on our business operations and revenue projections.

A significant outbreak of contagious diseases, such as COVID-19, in the human population could result in a widespread health crisis. Additionally, geopolitical events, such as wars or conflicts, could result in global disruptions to supplies, political uncertainty and displacement. Each of these crises could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms, if at all.

The amount of capital the Issuer is attempting to raise in this Offering may not be enough to sustain the Issuer's current business plan.

In order to achieve the Issuer's near and long-term goals, the Issuer may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Issuer will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Issuer and present and future market conditions. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Issuer relies on certain intellectual property rights to operate its business. The Issuer's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Issuer's success depends on the experience and skill of the board of directors, its executive officers and key employees.

We are dependent on our board of directors, executive officers and key employees. These persons may not devote their full time and attention to the matters of the Issuer. The loss of our board of directors, executive officers and key employees could harm the Issuer's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Issuer does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Issuer has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Issuer will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Issuer and our operations. We have no way to guarantee key personnel will stay with the Issuer, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personal data (including personally identifiable information), in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services, including cloud and other data processors. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. We are subject to (and contractually commit to comply with) data-protection and privacy laws, such as the EU/UK General Data Protection Regulation (GDPR/UK GDPR), U.S. federal laws, the California Consumer Privacy Act as amended by the CPRA (CCPA/CPRA), and similar state privacy laws, as well as sectoral rules and self-regulatory standards. Our systems, processes, and vendor arrangements may not at all times be fully compliant with these regimes. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. In particular, evolving rules on cross-border data transfers, data subject rights, data-minimization and retention, privacy-by-design, security measures, and vendor due diligence may increase our compliance burden. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of Individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse

effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Issuer is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Issuer may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) issuer, the Issuer is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Issuer's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Issuer of such compliance could be substantial and could have a material adverse effect on the Issuer's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

We do not hold settlement funds. Reliance on third-party payment processors may expose us to processing delays and errors.

The Issuer does not hold or manage settlement funds of end customers or merchants. Payment collection, custody, and settlement are performed by third-party payment processors or acquirers on behalf of the merchant, and funds are remitted directly to the merchant net of applicable fees. The Issuer provides software and services and acts solely as an intermediary or reseller. It does not provide custody, escrow, or other financial services. Failures, delays, reserve requirements, chargebacks, compliance actions, or other issues at these third-party processors can disrupt or delay settlements to merchants, increase costs, and negatively affect customer satisfaction and our reputation.

Risks Related to the Offering

State and federal securities laws are complex, and the Issuer could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.

The Issuer has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Issuer may have violated state or federal securities laws, any such violation could result in the Issuer being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Issuer would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Issuer will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts.

In addition, if the Issuer violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Issuer which, among other things, could result in the Issuer having to pay substantial fines and be prohibited from selling securities in the future.

The Issuer could potentially be found to have not complied with securities law in connection with this Offering related to a Reservation Campaign (also known as "Testing the Waters")

Prior to filing this Form C, the Issuer engaged in a Reservation Campaign (also known as "testing the waters") permitted under Regulation Crowdfunding (17 CFR 227.206), which allows issuers to communicate to determine whether there is interest in the offering. All communication sent is deemed to be an offer of securities for purposes of

the antifraud provisions of federal securities laws. Any Investor who expressed interest prior to the date of this Offering should read this Form C thoroughly and rely only on the information provided herein and not on any statement made prior to the Offering. The communications sent to Investors prior to the Offering are attached as Exhibit E. Some of these communications may not have included proper disclaimers required for a Reservation Campaign.

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Issuer's management may have broad discretion in how the Issuer uses the net proceeds of the Offering.

Unless the Issuer has agreed to a specific use of the proceeds from the Offering, the Issuer's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Intermediary Fees paid by the Issuer are subject to change depending on the success of the Offering.

At the conclusion of the Offering, the Issuer shall pay the Intermediary the greater of (A) a fee determined pursuant to the following schedule: (1) 0% of any amount raised up to $100,000.00, and (2) 6% of any amounts raised exceeding $100,000.01 but not exceeding $5,000,000.00 in the Offering or (B) a cash fee of fifteen thousand dollars ($15,000.00). The compensation paid by the Issuer to the Intermediary may impact how the Issuer uses the net proceeds of the Offering.

The Issuer has the right to limit individual Investor commitment amounts based on the Issuer's determination of an Investor's sophistication.

The Issuer may prevent any Investor from committing more than a certain amount in this Offering based on the Issuer's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Issuer's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Issuer's determination.

The Issuer has the right to extend the Offering Deadline.

The Issuer may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Issuer attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Issuer extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Issuer receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Issuer receives the Target Offering Amount, at which time it will be released to the Issuer to be used as set forth herein. Upon or shortly after the release of such funds to the Issuer, the Securities will be issued and distributed to you.

The Issuer may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Issuer can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Issuer may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Issuer has the right to conduct multiple closings during the Offering.

If the Issuer meets certain terms and conditions, an intermediate close (also known as a rolling close) of the Offering can occur, which will allow the Issuer to draw down on seventy percent (70%) of Investor proceeds committed and captured in the Offering during the relevant period. The Issuer may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

The Issuer may conduct additional financing rounds, parallel to this Offering.

The Issuer may raise capital in one or more additional or parallel financings from persons who are ineligible to participate in this Offering, for example offshore investors under Regulation S, accredited investors under Regulation D, or investors who invest through other platforms or vehicles, which may occur before, during, or after this Offering and on terms that are more favorable than the terms offered here, including price, liquidation preferences, warrants, governance rights, or information rights, these financings could dilute Investors in this Offering, create senior or preferential securities, affect valuation and control, and may be consummated without offering Investors in this Offering any participation right or notice beyond what is required by law.

Risks Related to the Securities

The Securities will not be freely tradable under the Securities Act until one year from when the securities are issued. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Issuer. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

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Investors will not be entitled to any inspection or information rights other than those required by law.

Generally, Investors will not have the right to inspect the books and records of the Issuer or to receive financial or other information from the Issuer, other than as required by law. Investors that hold at least 5% of the Issuer's issued and outstanding share capital will have additional information and inspection rights as set forth in the Issuer's stockholders agreement. Other security holders of the Issuer may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Issuer can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Issuer such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

Investors will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which Investors will be able to demand repayment of their investment. The Issuer has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Investors have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Investors demand payment and even then, such payments will be limited to the amount of cash available to the Issuer.

The Securities may be significantly diluted as a consequence of subsequent equity financings.

The Issuer's equity securities will be subject to dilution. The Issuer intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Issuer.

The amount of additional financing needed by the Issuer will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Issuer with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Issuer's needs, the Issuer may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Issuer. There can be no assurance that the Issuer will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

In addition, the Issuer has certain equity grants and convertible securities outstanding. Should the Issuer enter into a financing that would trigger any conversion rights, the converting securities would further dilute the equity securities receivable by the holders of the Securities upon a qualifying financing.

The forgoing paragraph is only a summary of a portion of the conversion feature of the Securities; it is not intended to be complete, and is qualified in its entirety by reference to the full text of the subscription agreement, which is attached as <u>Exhibit B</u>.

There is no present market for the Securities and we have arbitrarily set the price.

The offering price was not established in a competitive market. We have set the price of the Securities with reference to the general status of the securities market and other relevant factors including a valuation model that takes into account the Issuer's Annual Recurring Revenue. The offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues or other established criteria of value. We cannot guarantee that the Securities can be resold at the offering price or at any other price.

In the event of the dissolution or bankruptcy of the Issuer, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.

In the event of the dissolution or bankruptcy of the Issuer, holders of Securities rank behind all creditors and any series of preferred stock with liquidation preferences (if any). Creditors (including secured lenders and trade creditors) must be paid in full before any distribution may be made to equity holders. If preferred stock is outstanding, its liquidation preference (and any accrued but unpaid amounts, if applicable) must be satisfied before any residual value is available to Common Stock. The Securities are equity, not debt. They are unsecured, have no liquidation preference, and do not benefit from any sinking fund or similar protection. As a result, Investors should assume they may recover little or none of their investment and could lose their entire investment in a dissolution, liquidation, or bankruptcy of the Issuer.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

Certain investors in this Offering may receive preferential terms, including Bonus Shares and warrant coverage tied to investment size and limited investor slots, which can reduce their effective price and dilute other holders.

At $100,000 or more, eligible investors receive a 10% equity bonus with only 5 investor slots, which immediately increases outstanding shares, while other tiers provide warrants only, for example 10% at $5,000, 20% at $10,000, 45% at $25,000, and 100% at $50,000, with the $5,000 tier unlimited. Warrants confer no voting rights, dividends, or other economic benefits until exercised and the underlying shares are issued, the anticipated exercise price is $1.80 per share, and their eventual exercise could cause additional dilution. Because eligibility is first come, first served

based, similarly situated investors may receive different terms depending on timing. Investors who receive Bonus Shares are effectively paying less per share than the stated Offering price. Investors who receive only warrants are paying the stated Offering price for their initial Securities, but may later acquire additional Securities at the exercise price, which can further reduce their blended effective price compared to investors who did not receive warrants. As a result, investors who do not receive these incentives may experience immediate dilution from Bonus Share issuance and potential future dilution upon warrant exercise. The Issuer will be tracking, distributing and administering all matters relating to the warrants.

Risks related to Issuer's Operations and Financials

Successor entity; reliance on predecessor operations and financials.
The Issuer was recently formed as the successor to My Shop Technologies Ltd., a company formed under the laws of the State of Israel on February 2022, via a share exchange dated October 19, 2025. Investors should not assume that historical performance, customer relationships, or vendor terms of the predecessor will continue on the same terms after the restructuring. Historical financial information derived from the predecessor may not be indicative of the Issuer's future results, cost structure, tax profile, or capital needs.

Contract assignability and counterparty consent risk.

Certain contracts, licenses, and permits of the predecessor may contain non-assignment or change-of-control restrictions. If required consents are delayed, conditioned, or denied, the Issuer may be unable to enforce, renew, or benefit from those agreements, which could materially impact revenue, cost of goods, or service delivery.

Successor liability and unknown obligations.

Notwithstanding the restructuring, the Issuer could be subject to known or unknown liabilities of the predecessor, including tax, employment, regulatory, intellectual property, privacy, product liability, or contract claims. To the extent such liabilities arise or are greater than expected, they could reduce working capital and impair the Issuer's ability to execute its business plans.

Intellectual property chain-of-title.

The Issuer's ability to operate may depend on intellectual property developed or held by the predecessor. If any assignments, waivers, inventor agreements, open-source notices, or third-party licenses are incomplete, defective, or terminable, competitors or counterparties could challenge the Issuer's rights, delay launches, or demand additional payments.

Financial reporting and internal controls.

Transitioning from the predecessor's accounting systems and policies may result in gaps in controls, delays in closing periods, or restatements. Integration work may divert management attention and increase costs. The Issuer's auditors or reviewers may require adjustments that negatively affect reported results.

Tax complexity of the restructuring.

The restructuring could produce unanticipated tax consequences (e.g., transfer pricing adjustments, withholding, VAT/GST, state nexus, or entity-level taxes). Adverse determinations or changes in tax treatment could increase cash taxes, create penalties, or limit the use of losses and credits.

Furthermore, the Issuer and the former shareholders of My Shop Technologies Ltd. intend the October 2025 share exchange to qualify as a tax-free exchange under Section 351 of the Internal Revenue Code. No IRS ruling or opinion has been obtained, and qualification depends on factual and legal requirements that may be outside the Issuer's control (including, among others, that "property" was transferred solely for "stock," that the transferors were in "control" of the Issuer immediately after the exchange, and that no disqualifying "boot," liabilities, or services taint the transaction). The IRS could challenge or a later fact development could cause the transaction to fail Section 351. If Section 351 treatment is unavailable, the exchange could be taxable to one or more parties, potentially resulting in current U.S. tax, interest, and penalties and adverse consequences to basis, holding periods, earnings and profits, and future deductions. Any such outcome could increase cash taxes, reduce liquidity, and negatively affect our financial condition and results. Investors should consult their own tax advisers; the Issuer does not provide tax advice and cannot assure any particular tax treatment.

Banking and payment rails.

Vendors and payment processors may treat the Issuer as a new customer without established credit history, requiring deposits, reserves, or changes in settlement timing. These requirements could constrain liquidity and increase working capital needs.

Limited U.S. operating history and infrastructure.

The Issuer has conducted limited operations in the United States through My-Shop USA, Inc., a Florida corporation owed by My-Shop Technologies Ltd. Building U.S. go-to-market, customer support, compliance, and finance functions may take longer and cost more than anticipated. The Issuer may face unfamiliar U.S. federal, state, and local regulations, sector-specific rules, consumer protection laws, data privacy requirements, employment laws, and product liability standards, any of which could increase compliance costs or restrict operations.

Cross-border execution risks.

If significant personnel, development, or suppliers remain outside the United States, the Issuer is exposed to currency fluctuations, logistics delays, export/import controls, sanctions restrictions, data-transfer rules, and time-zone frictions that may slow decision-making and product delivery.

Dependence on third-party U.S. intermediaries.

To operate in the U.S., the Issuer may rely on distributors, PEO/EOR providers, logistics partners, or regulated intermediaries. Adverse changes in those relationships or failures by partners to perform could disrupt sales, hiring, or compliance. The Issuer may reorganize its business, including by acquiring, merging, consolidating, converting, redomiciling, transferring assets, or entering into similar transactions, and may thereafter conduct operations through My-Shop USA, Inc., or through another entity.

Talent recruitment and retention in the U.S.

Competition for qualified U.S. talent is intense. The Issuer may be unable to hire or retain key personnel at expected cost levels, obtain required work authorizations for foreign nationals, or maintain a cohesive culture across jurisdictions, which could impede growth.

Issuer's Israeli Operations

Although the Issuer is a U.S. entity, portions of management and administration occur in Israel. Ongoing regional instability, terrorism, and military mobilizations could disrupt personnel availability, suppliers, logistics, banking, and data flows, increase costs, and impair service delivery. Some counterparties or investors may decline to engage due to boycott policies or sensitivities. The duration and impact of these conditions are uncertain and could adversely affect the Issuer's business, financial condition, and results of operations.

Furthermore, Investors may have difficulties in enforcing a judgment obtained in the United States against the Issuer's management principals or in asserting United States securities laws claims in Israel.

The Issuer's co-CEOs, Roey Gesser and Itzhak Zizov, are in U.S. visa and work authorization processes, there is no assurance of approval, timing, or specific terms, and outcomes may be affected by requests for evidence, administrative processing, policy changes, or discretionary denials. If either executive is not timely authorized to work in the United States, or faces travel limits, the Issuer may experience leadership gaps, delayed decision making, reduced ability to manage U.S. operations on site, constraints on fundraising and customer engagement, and potential delays in signing contracts, opening or maintaining U.S. banking relationships, and hiring or supervising employees. The Issuer may need to reallocate duties to other officers, directors, or contractors, which could increase costs, strain existing management, and adversely affect execution of the business plan, financial condition, and results of operations.

Certain management principals related to the Issuer are not residents of the United States and substantially all of their assets are located outside the United States. As a result, it may be difficult or impossible for Investors to effect service of process within the United States upon the Issuer or its management principals. It may also be difficult or impossible

for investors to enforce judgments involving civil liabilities under the federal securities laws of the United States or under the securities or blue sky laws of any state within the United States entered against such persons by courts in the United States. Therefore, a judgment obtained in the United States against the Issuer's management may not be collectible in the United States and also may not be enforced by an Israeli court or the court of domicile. Israeli courts may enforce a United States final judgment for liquidated amounts in civil matters, subject to the certain limitations. When resolving U.S. securities laws claims, an Israeli court will judge pursuant to U.S. securities laws which are duly proven by the parties. If the U.S. securities laws are not duly proven, an Israeli court will resolve the dispute pursuant to equivalent Israeli securities laws. In addition, procedural matters will be governed by Israeli laws. Additionally, even if a foreign judgment is enforced by an Israeli court, it may be payable in Israeli currency or in foreign currency, at the defendant's discretion.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business

My-Shop Holdings, Inc.is an omnichannel ordering platform for SMB retailers and restaurants, offering branded mobile apps, responsive websites, AI-powered call handling, self-service kiosks, cloud printers, and kitchen display systems, with multilingual support. The Issuer effected a share exchange process with My Shop Technologies Ltd., whereby the shareholders of My Shop Technologies Ltd. became shareholders of the Issuer upon completion of the exchange. As a result, the Issuer operates as the successor to the business conducted by My Shop Technologies Ltd.

The Issuer conducts business in the United States and Israel and provides services online and on-site at customer storefronts throughout the United States and internationally.

The Issuer also conducts its business through: (a) its wholly-owned subsidiary (once share exchange is complete) My Shop Technologies Ltd., a company organized under the laws of the State of Israel, incorporated on February 2022, and (b) My-Shop USA, Inc., a Florida corporation incorporated on October 23, 2023.

Business Plan

Issuer provides a unified commerce platform that enables small and mid-sized businesses to accept and manage orders and payments across voice, kiosk, web, and mobile channels. The Issuer's technology combines multilingual AI call handling, a self-service ordering kiosk, branded mobile applications, and a direct-ordering website, with integrated payment processing available through third-party providers. The platform is designed to help merchants reduce order friction, improve order accuracy and speed, and collect first-party customer data to support retention and marketing.

The Issuer currently conducts activities in the United States, Israel, Canada, and Cyprus. Operations are carried out through e Issuer, which oversees corporate, commercial, and go-to-market functions, My Shop USA Inc and My Shop Technologies Ltd., an Israeli affiliate responsible for core research and development and certain product operations. The Issuer sells its products and services directly to business customers and through select channel arrangements. Revenue is expected to be generated from a mix of software subscriptions, hardware sales or leases, implementation and support services, and referral or reseller fees related to payment processing, where applicable.

Planned uses of proceeds and near-term objectives include expanding sales and customer success capacity, continuing product development (including enhancements to AI call handling, kiosk workflows, and consumer applications), scaling deployments with early customers, and strengthening integrations with third-party logistics and payment providers. The Issuer's cross-border operations and reliance on third-party processors and logistics partners may affect timing and cost of execution.
The Issuer's Products and/or Services

Product / Service	Description	Current Market
AI Powered Call Handling (Service)	An intelligent AI voice assistant that answers calls, takes pickup and delivery orders, and handles customer inquiries automatically to cut labor costs and deliver faster, smarter service.	Small to medium-sized businesses globally looking to elevate customer engagement, build direct connections, and accelerate growth with intuitive technology.
My Shop Kiosk (Product)	A state-of-the-art self-service kiosk that lets customers order and pay in seconds, boosting speed and accuracy, increasing ticket sizes, and elevating the experience.	Small to medium-sized businesses worldwide seeking to supercharge engagement, build direct relationships, and grow with seamless, innovative tech.
Mobile App (Service)	A branded iOS and Android app enabling customers to order, pay, and choose pickup or delivery seamlessly, driving loyalty and repeat visits.	Small to medium-sized businesses aiming to boost engagement, deepen customer relationships, and scale with frictionless technology.
Website (Service)	A next-level online ordering site for direct pickup and delivery orders that boosts sales, cuts third-party fees, and keeps the brand front and center.	Small to medium-sized businesses worldwide ready to transform interactions, strengthen loyalty, and expand reach with smart digital solutions.

Platform Partners (Service)	Issuer acts as an official platform partner of a leading payment processor, offering integrated, secure, and compliant payments across all Issuer products for fast, cost-efficient transactions.	Businesses using Issuer solutions across the U.S. and Canada.

Customer Base

Small and mid sized local commerce, especially restaurants and neighborhood retailers

Intellectual Property
The Issuer's intellectual property includes the source code for all systems developed by the Issuer for its products. The Issuer has no registered intellectual property.

Governmental/Regulatory Approval and Compliance

The Issuer is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities as well as the Laws of the State of Israel as they pertain to My Shop Technologies Ltd. These laws and regulations are subject to change.

Litigation

The Issuer is not subject to any current litigation or threatened litigation.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers, fees associated with bad actor checks, payment processing fees, and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering. While we expect to allocate proceeds as indicated, the Issuer board of directors will have broad discretion to reallocate funds as circumstances require, including to a miscellaneous category that may cover bonuses, regulatory fines and penalties, insurance premiums and deductibles, travel and incident response, opportunistic acquisitions (including asset or equity purchases), and the formation, capitalization, or ongoing management of subsidiaries.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees	20%	$15,000.00	6%	$300,000.00
Product Development	30%	$22,500	18%	$900,000
Marketing and Sales	30%	$22,500	56%	$2,800,000
Infrastructure and Operations	20%	$15,000	20%	$1,00,000
Total	**100%**	**$75,000**	**100%**	**$5,000,000**

Product Development - Funds allocated to product development will be used to enhance and expand Issuer's core technologies, including the MyShop Connect AI ecosystem. This includes AI voice capabilities, automated order workflows, integrations with POS systems, KDS expansion, and improvements to the mobile app, web ordering, and kiosk experience. Additionally, part of this budget will support hiring and retaining key R&D staff in both Israel and the U.S. to accelerate feature delivery and innovation.

Marketing and Sales - This portion will fund Issuer's go-to-market strategy and expansion throughout the U.S. It covers paid digital marketing campaigns (Meta, Google, LinkedIn, YouTube), PR activities, press releases, promotional videos, and local advertising. It also includes recruiting, training, and incentivizing 1099 sales agents in multiple states, and strengthening customer success and retention programs. The goal is to drive recurring revenue growth, user acquisition, and market leadership in AI-driven retail automation.

Infrastructure and Operations - This category includes operating and administrative expenses necessary to sustain U.S. and global operations. It covers office expenses in Miami, logistics, hardware and kiosk equipment, cloud infrastructure, IT and cybersecurity services, accounting and HR, insurance, and travel. These funds will ensure operational stability, service quality, and scalability as the Issuer expands across multiple states and prepares for future international growth.

DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS

The directors, officers, managers, and key persons of the Issuer are listed below along with all positions and offices held at the Issuer and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Issuer	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Roey Gesser	Co-CEO and director	See description below.	B.A. Business
Itzhak Zizov	Co-CEO and director	See description below.	N/A

Itzhak Zizov serves as the CEO and Co-Founder of the Issuer. He is responsible for leading the company's global strategy, operations, and growth. His role includes overseeing corporate development, investor relations, product direction, and the execution of the company's expansion in both Israel and the United States. Izik manages the overall organizational structure, supervises business development, and coordinates all MyShop entities: My Shop Technologies Ltd., My-Shop USA Inc., and My-Shop Holdings Inc.. Under his leadership, the company achieved rapid ARR growth, launched its flagship AI solution MyShop Connect AI, and expanded into multiple U.S. states. He ensures strategic alignment between technology, sales, and finance, maintaining compliance and operational excellence across all jurisdictions.

Roey Gesser serves as Co-CEO and Co-Founder of the Issuer. He is responsible for managing the company's product, technical, and financial infrastructure across all three corporate entities: My Shop Technologies Ltd., My-Shop USA Inc., and My-Shop Holdings Inc. Roey oversees the engineering, product, and operations teams, ensuring full integration between software, hardware, and payment systems. He also leads budget management, procurement, and operational efficiency initiatives, while supervising global finance and compliance processes. Together with Itzhak, Roey drives strategic planning, corporate governance, and execution of the company's long-term vision and U.S. market expansion.

Indemnification

Indemnification is authorized by the Issuer to directors, managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Issuer's authorized capital stock consists of 100,000,000 shares of common stock of which 26,269,236 are issued and outstanding, par value $0.00001 per share (the "**Common Stock**").

Outstanding Capital Stock

As of the date of this Form C, the Issuer's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	26,269,236
Par Value Per Share	$0.00001
Voting Rights	1 vote per share
Anti-Dilution Rights	N/A
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	Additional issuances of Common Stock will dilute the other investors.
Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering if convertible securities).	100%

Outstanding Options, SAFEs, Convertible Notes, Warrants

As of the date of this Form C, the Issuer has the following additional securities outstanding:

Type	Warrants to purchase Common Stock
Amount Outstanding	642,634
Voting Rights	N/A prior to exercise.
Anti-Dilution Rights	N/A
Material Terms	Exercise Price: NIS 5.924 (US$ 1.80) per share Exercise Period: The earlier to occur of the following: (i) 2 years from the date of issuance; (ii) closing of capital financing in an aggregate sum of at least $1,000,000; (iii) a deemed liquidation event; or (iv) closing of an IPO.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	Exercising the warrants will dilute the other investors.
Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering if convertible securities).	2.39%

Outstanding Debt

As of the date of this Form C, the Issuer has the following debt outstanding:

Type	Bank Loans
Creditor	Leumi Bank
Amount Outstanding	1. NIS 129,526.59 (US$ 39,250.48) 2. NIS 251,960.27 (US$ 76,351.59)
Interest Rate and Amortization Schedule	1. 8.5% 2. 7.95%
Description of Collateral	N/A
Other Material Terms	N/A
Maturity Date	1. 12.5.2029 2. 09.20.2030
Date Entered Into	1. 11.24.2024 2. 09.10.2025

Ownership

The table below lists the beneficial owners (including individuals and entities) of twenty percent (20%) or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Roey Gesser	9,103,240 shares of Common Stock	34.65%
Itzhak Zizov	8,680,000 shares of Common Stock	33.04%

<center>**FINANCIAL INFORMATION**</center>

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as <u>Exhibit A</u>.

Cash and Cash Equivalents

As of October 20, 2025, the Issuer group had an aggregate of: NIS 350,000 ($106,061) in cash and cash equivalents. In addition, the Issuer group has irrevocable investment commitments of approximately NIS 580,000 ($175,758) and access to an undrawn loan facility of up to NIS 240,000 ($72,727). Based on all of the forgoing, the Issuer has approximately 5 months of runway. Runway is calculated by dividing cash-on-hand by average monthly net loss (if any).

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy.

In addition to this Offering, the Issuer may conduct one or more concurrent exempt offerings in and outside the United States, including an offshore component to non-U.S. persons in offshore transactions under Regulation S and U.S. private placements in reliance on Section 4(a)(2) and Regulation D (Rule 506(b) or 506(c)). Any Rule 506(b) sale will be without general solicitation, and any Rule 506(c) sale will be limited to accredited investors. Securities sold in these offerings will be restricted and subject to transfer limitations, including the Regulation S distribution compliance period where applicable; Rule 506 offerings are expected to be blue sky–preempted subject to required notices and fees. Persons who invested in, or learned of the Issuer solely through, this Offering will not be eligible to participate in the Regulation S component and may be ineligible for any U.S. private placement depending on investor status and offering terms. The Issuer currently anticipates raising up to $1,000,000 across any such concurrent offerings, although this amount may change. Terms, pricing, and timing may differ from this Offering and may occur before, during, or after it. The Issuer intends to structure all offerings in line with SEC integration guidance.

Capital Expenditures and Other Obligations

The Issuer does not intend to make any material capital expenditures in the near future.

Valuation

Although the Securities provide certain terms, which may include a valuation cap, the Intermediary has ascribed no pre-Offering valuation to the Issuer; the Securities are priced arbitrarily and the Issuer makes no representations as to the reasonableness of any specified valuation cap.

Trends and Uncertainties

After reviewing the above discussion of the steps the Issuer intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Issuer of any delays in taking these steps and whether the Issuer will need additional financing to accomplish them.

Please see the financial statements attached as <u>Exhibit A</u> for subsequent events and applicable disclosures.

Previous Offerings of Securities

The Issuer issued securities only in connection with the share exchange with My Shop Technologies Ltd. The Issuer issued an aggregate of 26,269,236 shares of Common Stock, as well as 642,634warrants to purchase shares of Common Stock, to the shareholders of My Shop Technologies Ltd. in exchange for all of the outstanding shares of that entity. No cash consideration will be received in this issuance. The parties intended the transaction to qualify as a tax-free exchange under Section 351 of the Internal Revenue Code; however, no IRS ruling has been obtained and there can be no assurance that Section 351 treatment will be available.

My Shop Technologies Ltd. has issued stock in accordance with the Laws of the State of Israel as follows:

Method of Investment	Security Type	Principal Amount of Securities Sold	Amount of Securities Issued*	Use of Proceeds	Issue Date
Founders Shares	Common Stock	Founder shares	17,780,000	N/A	February 2022
Share Purchase Agreement	Common Stock	$154,000	2,200,000	General Working Capital	August 2022
SAFE	SAFEs	$806,177	2,702,880	General Working Capital	August-December 2023
Crowdfunding	Common Stock	$438,616	1,176,400	General Working Capital	January-February 2024
Share Purchase Agreement	Common Stock	$45,454	121,800	General Working Capital	May 2024
SAFE	SAFEs	$698,045	527,720	General Working Capital	July 2024 - February 2025
Warrant Exercise	Common Stock	$386,000	1,131,400	General Working Capital	March-May 2025
Share Purchase Agreement	Common Stock	$773,757	473,336	General Working Capital	May-October 2025
Service Providers	Common Stock	$62,726	155,700	N/A	March 2024 – September 2025

*Share amounts reflect a post share-split effective as of October 2025.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Issuer may engage in transactions with related persons. Related persons are defined as any director or officer of the Issuer; any person who is the beneficial owner of twenty percent (20%) or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Issuer; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Issuer will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term

spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse. No related persons will be appointed as executive C-Level positions without approval by the Issuer board of directors.

The Issuer has conducted the following transactions with related persons:

Issuer has entered into, or intends to enter into, employment agreements with Roey Gesser and Itzhak Zizov, each a director and co-Chief Executive Officer. Under these agreements, each is entitled to a gross annual base salary of $264,000, eligibility for milestone-based growth bonuses as approved by the board, vehicle expenses and reimbursement of reasonable travel expenses in accordance with Issuer policy. Any equity awards, severance, or change-in-control benefits, if granted, will be approved separately and disclosed as required.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Issuer, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Issuer to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any Investor should consult with its own counsel and advisors in evaluating an investment in the Offering and conduct independent due diligence.

The Issuer has certified that all of the following statements are TRUE for the Issuer in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Issuer is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

The Issuer is not subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

Ongoing Reporting

Following the first sale of the Securities, the Issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Issuer's fiscal year.

Once posted, the annual report be may be found on the Issuer's website at https://myshoptechnologies.com/

The Issuer must continue to comply with the ongoing reporting requirements until:

(1) the Issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Issuer has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Issuer has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Issuer or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Issuer liquidates or dissolves its business in accordance with applicable state law.

Neither the Issuer nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Issuer is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Issuer's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Issuer will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the Issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form C to be signed on its behalf by the duly authorized undersigned.

MY-SHOP HOLDINGS, INC.

By:

Izik Zizov
Izik Zizov (Nov 17, 2025 11:35:16 EST)

(Signature)

[] Izik Zizov

(Name)

CEO

(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

RG
RG (Nov 17, 2025 18:34:13 GMT+2)

(Signature)

Roey Gesser

(Name)

Director and co-CEO

(Title)

Nov 17, 2025

(Date)

Izik Zizov
Izik Zizov (Nov 17, 2025 11:35:16 EST)

(Signature)

Itzhak Zizov

(Name)

Director and co-CEO

(Title)

Nov 17, 2025

(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements

MY SHOP HOLDINGS, INC.

FINANCIAL STATEMENTS

OCTOBER 18, 2025

MY SHOP HOLDINGGS, INC.

TABLE OF CONTENTS

BAUM & COMPANY, PA.
Certified Public Accountants
4310 Sheridan Street, Suite 202
Hollywood, Florida 33021

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
My Shop Holdings, Inc.

Opinion

We have audited the accompanying financial statements of My Shop Holdings Inc. ("the Company"), which comprise the balance sheet as of October 18,2025, and the related statements of operations and cash flows for the period from inception (September 22, 2025), through October 18, 2025, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of October 18, 2025, and the results of its operations and its cash flows for the period then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Hollywood, Florida
October 23, 2025

MYSHOP HOLDING INC
STATEMENTS OF ASSETS, LIABILITIES AND STOCKHOLDERS' EQUITY
AS OF OCTOBER 18, 2025

Assets

Current assets:		
Cash and cash equivalents	$	500
Total current assets		500
Total assets		500

Liabilities and Stockholders' Equity

Total liabilities	-

Stockholders' equity:	
Common Stock ($.00001 par value, number of shares authorized, 5,000 and 0 outstanding)	-
Additional Paid in capital (capital contributed , no stock issued)	500
Retained Earnings	-
Total Stockholders' Equity	500
Total liabilities and stockholders' equity	$ 500

MYSHOP HOLDING INC, INC.
STATEMENT OF OPERATIONS
FOR THE PERIOD SEPTEMBER 22, 2025 TO OCTOBER 18, 2025

	2025
Revenue	-
Operating expenses	-
Net Income	-

MYSHOP HOLDING, INC.
STATEMENT OF CASH FLOWS
FOR THE PERIOD FEBRUARY 22, 2025 TO OCTOBER 18, 2025

Operating activities:	
Net Income	$ -
Adjustments to reconcile net income	
to net cash in operating activities:	-
Net cash provided (used) in operating activities	-
Financing activities:	
Capital contribution (no stock issued)	500
Net cash provided by financing activities	500
Net increase in cash	500
Cash, beginning of year	-
Cash, end of year	$ 500

The accompanying notes are integral parts of these financial statement

MYSHOP HOLDING, INC
NOTES TO FINANCIAL STATEMENTS
OCTOBER 18, 2025

Note 1 Organization and Nature of Operations

MyShop Holdings Inc. (the "Company") was incorporated in the State of Delaware on September 22, 2025, to serve as the parent company of the MyShop Group. The Company was organized to acquire 100% of the issued and outstanding shares of MyShop Technologies Ltd., an Israeli corporation that develops and owns the MyShop technology and related intellectual property. As of October 18, 2025, the Company had no operating activities other than organizational matters and preliminary funding efforts.

The MyShop Group is developing an innovative Software-as-a-Service ("SaaS") platform for retail businesses that integrates online ordering, smart kiosks, AI-powered customer service, payment systems, and zero-fee delivery into a single unified solution. The Company is in the process of raising capital to fund its operations and support future growth.

Note 2 Summary of Significant Accounting Policies

Basis of Presentation

The financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP) under the accrual basis of accounting.

Use of Estimates

The preparation of the financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation, or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate could change in the near term due to one or more future non-conforming events. Accordingly, actual results could differ significantly from estimates.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers highly liquid instruments purchased with a maturity of three months or less to be cash equivalents. The FDIC insures up to $250,000 per Company, per bank. The Companies' cash balance as of October 18, 2025, of $500 was fully insured by the Federal Deposit Insurance Corporation (FDIC) at that date

Fair Value of Financial Instruments

The Company's financial instrument consists of cash and cash equivalents. At October 18,2025, the fair value of this instrument approximated its carrying value due to the short-term nature.

Note 3 Going Concern

The accompany financial statements have been prepared assuming the Company will continue as a going concern. The Company has not commenced revenue generating activities and will require additional capital to fund operations. These conditions raise a substantial doubt about the company's ability to continue as a going concern within one year after the date of the financial statements are available to be issued.

Management intends to obtain additional financing through equity issuances or other funding sources; however, there can be no assurance that such funding will be available on terms acceptable to the Company. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Note 4 Contributed Capital

Since inception, the Company's activities have primarily consisted of organizational matters funded by its founders. As of December 31, 2024, no shares of common stock had been formally issued, and the contribution is reflected as additional paid-in capital (Capital Contributed, no stock issued)

Note 5 Commitments and Contingencies

The Company is not involved in any claims or litigation currently.

Note 6 Subsequent Events-Continued

The Company has evaluated events through October 23, 2025, the date these financial statements were available to be issued and noted no items requiring adjustments of the statements or additional disclosures.

My Shop Technologies Ltd.

Financial Statements
As of December 31, 2023

Table of Contents



Independent Auditor's Report to the Shareholders of My Shop Technologies Ltd.

We have audited the accompanying balance sheets of   My Shop Technologies Ltd.   (the "Company") as of December 31, 2023 and 2022, and the related statements of profit and loss for the years then ended. These financial statements are the responsibility of the Company's Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Israel, including standards prescribed by the Israeli Auditors' Regulations (Mode of Performance), 1973. Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations for the years then ended, in conformity with generally accepted accounting principles in Israel (Israeli GAAP).

M. Geris
Certified Public Accountant (CPA)

Haifa, December 31, 2024

Shderot HaHistadrut 198, Haifa 26292
P.O. Box 2002, Acre 2412001
Tel: 04-8490070 | Fax: 04-8494090
E-mail: info@utax.co.il | Website: www.utax.co.il


Balances

	Note	As of December 31	
		2022	**2023**
		ILS	ILS
Current Assets			
Cash and cash equivalents Debit		129,023	158,529
balances and other receivables	3	18,855	420,397
		147,878	578,926
Non-Current Assets	4	994,148	2,123,092
		1,142,026	2,702,018
Current Liabilites			
Short-term credit		153,333	35,076
Current maturities of long-term loans		140,000	155,330
Suppliers and notes payable		6,075	98,545
Credit balances and other payables	5	237,459	246,151
		536,867	535,102
Non-Current Liabilities			
Long-term loans	6	124,195	52,120
Shareholders	7	499,929	814,250
		624,124	866,370
Equity deficit			
Share capital Share	8	1,000	10,000
premium		250,000	2,764,194
Accumulated deficit		(269,966)	(1,473,648)
		(18,966)	1,300,546
		1,142,026	2,702,018

The attached appendices form an integral part of the financial statements

_____
Date

Date of signature 23-01-2025
_____
Date



Statement of Profit and Loss

	Note	for the year ended	
		As of December 31	
		2022	2023
		ILS	ILS
Revenues		1,340,710	2,434,416
General and Administrative Expenses (G&&A)	10	1,575,413	3,572,028
Operating Loss		(234,703)	(1,137,612)
Financing Expenses		35,263	66,070
Loss for the Year		(269,966)	(1,203,682)

The attached appendices form an integral part of the financial statements

Statement of Changes in Equity

	Share Capital	Share Premium	Accumulated Losses	Total
			ILS	
Balance as of 01/01/2022	1,000	-	-	1,000
Net Loss	-	-	(269,966)	(269,966)
Share premium	-	250,000	-	250,000
Balance as of 01/01/2023	10,000	-	(269,966)	(259,966)
Net Loss	-	-	(1,203,682)	(1,203,682)
Premium on Shares	-	2,764,195	-	2,764,195
Balance as of 31/12/2023	**10,000**	**2,764,195**	**(1,473,648)**	**1,300,546**

Notes to the Financial Statements

Note 1 - General

A. The company was incorporated on March 1, 2022, and commenced its operations on the same date, Company No. 516557436.

B. The company is engaged in online-internet commerce and marketing through sales stands.

Note 2 – Accounting Policies

A. The financial statements are prepared based on the historical cost convention in nominal terms and are not presented in inflation-adjusted amounts, as required by Accounting Standard No. 12 of the Israel Accounting Standards Board. The cash balance is a nominal amount adjusted for changes in the Consumer Price Index up to the Index for December 2003, plus nominal amounts that were added after the transition date (December 31, 2003) and minus amounts that were disposed of after that date .

B. Property, Plant and Equipment and its Depreciation :

Property, plant and equipment is recorded at its historical cost and depreciated using the straight-line method according to the depreciation rates set by the Income Tax Regulations .

Note 3 – Liabilities and Credit Balances

	As of December 31	
	2022	**2023**
	ILS	ILS
VAT authorities	-	186,954
Assessing Officer	18,855	-
Related Partie	-	228,340
Prepaid Expenses	-	5,103
	18,855	420,397

Note 4 - Non-Current Assets

	As of December 31			
	2022 **Depreciated Cost**	**2023** **Depreciated Cost**	**2023** **Accumulated Depreciation**	**2023** **Cost**
	ILS	**ILS**	**ILS**	**ILS**
Furniture and Equipment	347,954	418,818	160,968	579,786
Development Expenses	572,017	1,642,097	597,981	2,240,078
Vehicles	74,177	62,177	17,823	80,000
	994,148	2,123,092	776,772	2,899,864




NOTES

Note 5 - Creditors and Credit Balances

	As of December 31	
	2022	**2023**
	ILS	ILS
VAT authorities	11,730	-
Institutions for payroll	87,435	142,233
Employees	138,294	103,918
	237,459	246,151

Note 6 – Long-Term Loans

	As of December 31	
	2022	**2023**
	ILS	ILS
Long-term loans	264,195	207,450
Less: Current Maturities	(140,000)	(155,330)
	124,195	52,120

Note 7 - Shareholders

Loans granted by the founding shareholders. The loans bear interest at a rate of Prime + 1%

Note 8 - Share Capital

As of December 31, 2023 & 2022

	Registered	Issued and Paid
Ordinary shares, NIS 1 par value	1,000,000	10,000

In June 2023, the company increased its Registered Ordinary Share Capital to 1 million shares with a par value of NIS 1 per share

The issued share capital allocated to the shareholders totals 10,000 shares

Note 9 - Events After the Date of the Statement of Financial Position


NOTES

Note 5 - Creditors and Credit Balances

	For the year ended As of December 31	
	2022	2023
	ILS	ILS
Salaries	840,895	1,649,965
Payroll Costs	71,532	150,726
Rent Expenses	14,841	164,566
Maintenance and Operations	296,314	364,236
Office Supplies	4,998	2,113
Vehicle Maintenance	27,544	38,231
Communication	729	11,562
Advertising	124,537	450,398
Depreciation	151,679	607,270
Professional Services	16,901	73,885
Refreshments / Hospitality	16,184	18,483
Fines / Penalties	-	2,250
Travel Expenses	-	264
Work Clothes	-	718
Legal Expenses	5,730	33,107
Clearing Commissions	3,530	4,254
	1,575,413	3,572,028

EXHIBIT B

Form of Security

MY-SHOP HOLDINGS, INC.

SUBSCRIPTION AGREEMENT

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) AND REGULATION CROWDFUNDING OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. NO FEDERAL OR STATE SECURITIES ADMINISTRATOR HAS REVIEWED OR PASSED ON THE ACCURACY OR ADEQUACY OF THE OFFERING MATERIALS FOR THESE SECURITIES. THERE ARE SIGNIFICANT RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN AND NO RESALE MARKET MAY BE AVAILABLE AFTER RESTRICTIONS EXPIRE. THE PURCHASE OF THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY SUBSCRIPTION OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE SUBSCRIPTION OF THE SECURITIES BY ANY FOREIGN SUBSCRIBER.

The Board of Directors of
MY-SHOP HOLDINGS, INC.
1590 NE 162nd Street
North Miami Beach, FL 33162

Ladies and Gentlemen:

The undersigned (the "**Investor**") understands that MY-SHOP HOLDINGS, INC., a Delaware corporation, (the "**Company**"), is conducting an offering (the "**Offering**") under Section 4(a)(6) of the Securities Act of 1933, as amended (the "**Securities Act**") and Regulation Crowdfunding promulgated thereunder. This Offering is made pursuant to the Form C, as the same may be amended from time to time, filed by the Company with the SEC (the "**Form C**"). The Company is offering to both accredited and non-accredited investors up to 2,777,777 shares of its Common Stock, $0.00001 par value, plus warrants and up to 277,778 Bonus Shares of Common Stock to certain investors based on investment level as specified in the Form C ("**Securities**") at a price of $1.80 per Share (the "**Purchase Price**"). The minimum amount or target amount to be raised in the Offering is $75,000.00 (the "**Target Offering Amount**") and the maximum amount to be raised in the offering is $5,000,000.00 (the "**Maximum Offering Amount**"). If the Offering is oversubscribed beyond the Target Offering Amount, the Company will sell Securities on a first-come, first-serve basis. The Company is offering the Securities to prospective investors through OpenDeal Portal LLC d/b/a Republic (the "**Portal**"). The Portal is registered with the Securities and Exchange Commission (the

"**SEC**"), as a funding portal and is a funding portal member of the Financial Industry Regulatory Authority. The Company will pay the Portal a cash commission equal to the greater of (A) a fee determined pursuant to the following schedule: (1) 0% of any amount raised up to $100,000.00, and (2) 6% of any amounts raised exceeding $100,000.01 but not exceeding $5,000,000.00 or (B) a cash fee of fifteen thousand dollars ($15,000.00). In addition, the Company will pay the Portal a securities commission equivalent to two percent (2.0%) of the dollar value of the Shares issued to the investors in the Offering, as well as reimburse the Portal for certain expenses associated with the Offering. Investors should carefully review the Form C, which is available on the web-platform of the Portal at https://republic.com/myshop (the "**Deal Page**").

1.   Subscription.

(a)   Subscription. Subject to the terms of this Subscription Agreement and the Form C, the Investor hereby subscribes to purchase the number of Securities equal to the quotient of the Investor's subscription amount as indicated through the Portal's platform divided by the Purchase Price and shall pay the aggregate Purchase Price in the manner specified in the Form C and as per the directions of the Portal through the Deal Page. Such subscription shall be deemed to be accepted by the Company only when this Subscription Agreement is countersigned and delivered on the Company's behalf and subject to Section 3. No person may subscribe for Securities in the Offering after the Offering campaign deadline as specified in the Form C and on the Deal Page (the "**Offering Deadline**").

2.   Closing.

(a)   Closing. Subject to Section 3(b), the closing of the sale and purchase of the Securities pursuant to this Subscription Agreement (the "**Closing**") shall take place through the Portal on date of any Initial Closing, Subsequent Closing or the Offering Deadline (each, a "**Closing Date**") in accordance with the Form C.

(b)   Closing Conditions. Closing is conditioned upon satisfaction of all the following conditions:

(i)   prior to the Offering Deadline, the Company shall have received aggregate subscriptions for Securities in an aggregate investment amount of at least the Target Offering Amount;

(ii)   at the time of the Closing, the Company shall have received into the escrow account established by the Portal and the escrow agent in cleared funds, and is accepting, subscriptions for Securities having an aggregate investment amount of at least the Target Offering Amount;

(iii)   the representations and warranties of the Company contained in Section 7 hereof and of the Investor contained in Section 5 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing;

(iv)   Investor shall have delivered to the Company an executed joinder, which is attached hereto as **Exhibit A**, as a condition to the issuance of the Securities, agreeing to be bound as an "Stockholder" in accordance with that certain Stockholders Agreement dated October 19, 2025, which is attached hereto as **Exhibit B** ("**Stockholders Agreement**").

3.   <u>Termination of the Offering; Other Offerings</u>. The Investor understands that the Company may terminate the Offering at any time. The Investor further understands that during and following termination of the Offering, the Company may undertake offerings of other securities, which may or may not be on terms more favorable to an investor than the terms of this Offering.

4.   <u>Undersigned's Representations</u>. The Investor represents and warrants to the Company and the Company's agents as follows:

(a)   The Investor understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C and in this Subscription Agreement. The Investor can bear the economic risk of this investment and can afford a complete loss thereof; the Investor has sufficient liquid assets to pay the full purchase price for the Securities; and the Investor has adequate means of providing for its current needs and possible contingencies and has no present need for liquidity of the Investor's investment in the Company.

(b)   The Investor acknowledges that at no time has it been expressly or implicitly represented, guaranteed or warranted to the Investor by the Company or any other person that a percentage of profit and/or amount or type of gain or other consideration will be realized because of the purchase of the Securities or otherwise about the success of the Company.

(c)   The Investor (i) either qualifies as an "accredited investor" as defined by Rule 501(a) promulgated under the Securities Act or has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding, (ii) has such knowledge and experience in financial and business matters that the Investor is capable of evaluating the merits and risks of the prospective investment and (iii) has truthfully submitted the required information to the Portal to evidence these representations. The Investor agrees and covenants that the Investor will maintain accurate and up-to-date contact information (including email and mailing address) on Portal and will promptly update such information in the event it changes or is no longer accurate.

(d)   The Investor has received and reviewed a copy of the Form C. With respect to information provided by the Company, the Investor has relied solely on the information contained in the Form C to make the decision to purchase the Securities and has had an opportunity to ask questions and receive answers about the Form C, the Offering and the Investor's investment in the Securities.

(e)   The Investor confirms that it is not relying and will not rely on any communication (written or oral) of the Company, the Portal, the escrow agent, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C or otherwise by the Company, the Portal or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, the Portal nor any of their respective affiliates is acting or has acted as an advisor to the Investor in deciding to invest in the Securities. The Investor acknowledges that neither the Company, the Portal nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the Investor's authority or suitability to invest in the Securities.

(f)   The Investor is familiar with the business and financial condition and operations of the Company, including all as generally described in the Form C. The Investor has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

(g) The Investor understands that, unless the Investor notifies the Company in writing to the contrary at or before the Closing, each of the Investor's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the Investor.

(h) The Investor acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Subscription Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the Investor.

(i) The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

(j) The Investor has up to 48 hours before the Offering Deadline to cancel the Investor's subscription and receive a full refund.

(k) The Investor confirms that the Company has not (i) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) of an investment in the Securities or (ii) made any representation to the Investor regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the Investor is not relying on the advice or recommendations of the Company and the Investor has made its own independent decision, alone or in consultation with its investment advisors, that the investment in the Securities is suitable and appropriate for the Investor.

(l) The Investor has such knowledge, skill and experience in business, financial and investment matters that the Investor is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the Investor's own professional advisors, to the extent that the Investor has deemed appropriate, the Investor has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The Investor has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the Investor is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

(m) The Investor is acquiring the Securities solely for the Investor's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The Investor understands that the Securities have not been registered under the Securities Act or any state securities laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the Investor and of the other representations made by the Investor in this Subscription Agreement. The Investor understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information provided by the Investor to the Company or the Portal) for the purpose of determining whether this transaction meets the requirements for such exemptions.

(n) The Investor understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the SEC provide in substance that the Investor may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Rule 501 of Regulation Crowdfunding, after which certain state restrictions may apply. The Investor understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant

to the Securities Act. Even if and when the Securities become freely transferable, a secondary market in the Securities may not develop. Consequently, the Investor understands that the Investor must bear the economic risks of the investment in the Securities for an indefinite period of time.

(o)   The Investor agrees that the Investor will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein or make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation Crowdfunding.

(p)   If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents and warrants to the Company that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. The Investor's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Investor's jurisdiction.

(q)   The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(r)   The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(s)   The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(t)   The Investor is not (i) a citizen or resident of a geographic area in which the subscription of or holding of the Subscription Agreement and the underlying securities is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. The Investor hereby represents and agrees that if the Investor's country of residence or other circumstances change such that the above representations are no longer accurate, the Investor will immediately notify Company. The Investor further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the Subscription Agreement or the underlying securities to a party subject to U.S. or other applicable sanctions.

(u)   If the Investor is a corporate entity: (i) such corporate entity is duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to enter into this Subscription Agreement; (ii) the execution, delivery and performance by the

Investor of the Subscription Agreement is within the power of the Investor and has been duly authorized by all necessary actions on the part of the Investor; (iii) to the knowledge of the Investor, it is not in violation of its current charter or bylaws, any material statute, rule or regulation applicable to the Investor; and (iv) the performance of this Subscription Agreement does not and will not violate any material judgment, statute, rule or regulation applicable to the Investor; result in the acceleration of any material indenture or contract to which the Investor is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Amount.

(v)　　　HIGH RISK INVESTMENT. **THE INVESTOR UNDERSTANDS THAT AN INVESTMENT IN THE SECURITIES INVOLVES A HIGH DEGREE OF RISK**. The Investor acknowledges that (a) any projections, forecasts or estimates as may have been provided to the Investor are purely speculative and cannot be relied upon to indicate actual results that may be obtained through this investment; any such projections, forecasts and estimates are based upon assumptions which are subject to change and which are beyond the control of the Company or its management; (b) the tax effects which may be expected by this investment are not susceptible to absolute prediction, and new developments and rules of the Internal Revenue Service (the "**IRS**"), audit adjustment, court decisions or legislative changes may have an adverse effect on one or more of the tax consequences of this investment; and (c) the Investor has been advised to consult with his own advisor regarding legal matters and tax consequences involving this investment.

5.　　　Company Representations. The Investor understands that upon issuance to the Investor of any Securities, the Company will be deemed to have made the following representations and warranties to the Investor as of the date of such issuance:

(a)　　　Corporate Power. The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)　　　Enforceability. This Subscription Agreement, when executed and delivered by the Company, shall constitute valid and legally binding obligations of the Company, enforceable against the Company in accordance with their respective terms except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other laws of general application relating to or affecting the enforcement of creditors' rights generally, or (b) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

(c)　　　Valid Issuance. The Securities, when issued, sold and delivered in accordance with the terms and for the consideration set forth in this Subscription Agreement and the Form C, will be validly issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions on transfer arising under this Subscription Agreement, the Stockholders Agreement, the Certificate of Incorporation, as amended and/or restated from time to time, and Bylaws of the Company, or under applicable state and federal securities laws and liens or encumbrances created by or imposed by a subscriber.

(d)　　　Authorization. The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued hereunder, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. The Company is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or

together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company or its operations.

(e)　　No Conflict. The execution, delivery and performance of and compliance with this Subscription Agreement and the issuance of the Securities will not result in any violation of, or conflict with, or constitute a default under, the Company's Certificate of Incorporation and Bylaws, as amended, and will not result in any violation of, or conflict with, or constitute a default under, any agreements to which the Company is a party or by which it is bound, or any statute, rule or regulation, or any decree of any court or governmental agency or body having jurisdiction over the Company, except for such violations, conflicts, or defaults which would not individually or in the aggregate, have a material adverse effect on the business, assets, properties, financial condition or results of operations of the Company.

(f)　　Operation. The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(g)　　Consents. No consents, waivers, registrations, qualifications or approvals are required in connection with the execution, delivery and performance of this Agreement and the transactions contemplated hereby, other than: (i) the Company's corporate, board and/or shareholder approvals which have been properly obtained, made or effected, as the case may be, and (ii) any qualifications or filings under applicable securities laws.

(h)　　Securities Matters. The Company is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934. The Company is not an investment company, as defined in section 3 of the Investment Company Act of 1940 and is not excluded from the definition of investment company by section 3(b) or section 3(c) of that Act. The Company is not disqualified from offering or selling securities in reliance on section 4(a)(6) of the Securities Act as a result of a disqualification as specified in Rule 503 of the Regulation CF. The Company has a specific business plan and has not indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies. To the extent required, the Company has filed with the SEC and provide to its investors the ongoing annual reports required under Regulation CF during the two years immediately preceding the filing of the Form C. The Company is organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

(i)　　Transfer Agent. Company has, or will shortly after the issuance of this instrument, engage a transfer agent registered with the SEC to act as the sole registrar and transfer agent for the Company with respect to the Securities.

6.　　Indemnification. The Investor acknowledges that the Company and each of the Company's respective founders, officers, directors, employees, agents, and affiliates, are relying on the truth and accuracy of the foregoing representations and warranties in offering Securities for sale to the Investor without having first registered the issuance of the Securities under the Securities Act or the securities laws of any state. The Investor also understands the meaning and legal consequences of the representations and warranties in this Subscription Agreement, and the Investor agrees to indemnify and hold harmless the Company and each of the Company's respective founders, officers, directors, employees, agents, and affiliates from and against any and all loss, damage or liability, including costs and expenses (including reasonable attorneys' fees), due to or arising out of a breach of any such representations or warranties or any failure, or alleged failure, to fulfill any covenants or agreements contained in this

Subscription Agreement.

7. Market Stand-Off and Power of Attorney.

(a) In connection with any IPO (as defined below), the Investor shall not directly or indirectly, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any Securities or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Capital Stock (whether such shares or any such securities are then issued hereunder or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Capital Stock or other securities, in cash, or otherwise. Such restriction (the "**Market Stand- Off**") shall be in effect for such period of time following the date of the final prospectus for the offering as may be requested by the Company or such underwriter (the "**Lock-up Period**"). In no event, however, shall such period exceed two hundred seventy (270) days plus such additional period as may reasonably be requested by the Company or such underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports or (ii) analyst recommendations and opinions.

(b) The foregoing provisions will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding common stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for common stock. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of these provisions will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with the above or that are necessary to give further effect thereto.

(c) In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect the Investor's registrable securities of the Company (and the Company shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company:

> THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d)   For consideration received and acknowledged, each Investor, in its capacity as a securityholder of the Company, hereby appoints the Chief Executive Officer and/or Chief Financial Officer of the Company to act as its true and lawful attorney with full power and authority on its behalf to execute and deliver all documents and instruments and take all other actions necessary in connection with the matters covered by this section and any lock-up agreement required to be executed pursuant to an underwriting agreement in connection with any initial public offering of Company. Such appointment shall be for the limited purposes set forth above.

(e)   "**IPO**" means: (A) the completion of an underwritten initial public offering of Capital Stock by the Company pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the SEC and is declared effective to enable the sale of Capital Stock by the Company to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; (B) the Company's initial listing of its Capital Stock (other than shares of Capital Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the Company for resale, as approved by the Company's board of directors, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting Company in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Company.

(f)   "**Capital Stock**" means the capital stock of the Company, including, without limitation, common stock and preferred stock.

8.   <u>Obligations Irrevocable</u>. Following the Closing, the obligations of the Investor shall be irrevocable. The Company, the Portal, and each of their respective affiliates and agents, are each hereby authorized and instructed to accept and execute any instructions in respect of the Securities given by the Investor in written or electronic form. The Portal may rely conclusively upon and shall incur no liability in respect of any action take upon any notice, consent, request, instructions or other instrument believed in good faith to be genuine or to be signed by properly authorized persons of the Investor.

9.   <u>Legend</u>. The certificates, book entry or other form of notation representing the Securities sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Securities were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

10.   <u>Notices</u>. All notices or other communications given or made hereunder shall be in writing and delivered to the Investor's email address provided to the Portal or to the Company at the address set forth at the beginning of this Subscription Agreement, or such other place as the Investor, the Investor or the Company from time to time designate in writing in or through the Portal.

11.   <u>Governing Law</u>. Notwithstanding the place where this Subscription Agreement may be executed by any of the parties hereto, the parties expressly agree that all the terms and provisions hereof shall be construed in accordance with and governed by the laws of the Delaware without regard to the principles of conflicts of laws.

12.   <u>Submission to Jurisdiction</u>. With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Securities by the Investor ("**Proceedings**"), the Investor irrevocably submits to the jurisdiction of the federal or state courts located at the location of the Company's principal place of

business, which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

13.   <u>Entire Subscription Agreement</u>. This Subscription Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof.

14.   <u>Waiver, Amendment</u>. Any provision of this Subscription Agreement may be amended, waived or modified only upon the written consent of the Company and the largest holder of the Securities and subsequently, the largest holder of any securities converted or exchanged from the Securities, which holder will vote consistently with the majority of the voting power of class of the Securities.

15.   <u>Waiver of Jury Trial</u>. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

16.   <u>Invalidity of Specific Provisions</u>. If any provision of this Subscription Agreement is held to be illegal, invalid, or unenforceable under the present or future laws effective during the term of this Subscription Agreement, such provision shall be fully severable; this Subscription Agreement shall be construed and enforced as if such illegal, invalid, or unenforceable provision had never comprised a part of this Subscription Agreement, and the remaining provisions of this Subscription Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid, or unenforceable provision or by its severance from this Subscription Agreement.

17.   <u>Titles and Subtitles</u>. The titles of the sections and subsections of this Subscription Agreement are for convenience of reference only and are not to be considered in construing this Subscription Agreement.

18.   <u>Counterparts</u>. This Subscription Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

19.   <u>Electronic Execution and Delivery</u>. A digital reproduction, portable document format ("pdf") or other reproduction of this Subscription Agreement may be executed by one or more parties hereto and delivered by such party by electronic signature (including signature via DocuSign or similar services), electronic mail or any similar electronic transmission device pursuant to which the signature of or on behalf of such party can be seen. Such execution and delivery shall be considered valid, binding and effective for all purposes.

20.   <u>Binding Effect</u>. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

21.   <u>Survival</u>. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material, or which are to the benefit of the Investor and (iii) the death or disability of the Investor, and shall in no way be affected by any investigation or knowledge of the subject matter thereof made by or on behalf of the Investor or the Company.

22.   <u>Notification of Changes</u>. The Investor hereby covenants and agrees to notify the

Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the Investor contained in this Subscription Agreement to be false or incorrect. The Investor agrees that, upon demand, it will promptly furnish any information, and execute and deliver such documents, as reasonably required by the Company and/or the Portal.

23.   Tokenization and Fractionalization. The Company has the right, but not the obligation, to mint and distribute to, or for the benefit of, the Investor one or more types of digital tokens ("**Tokens**") on a blockchain network, which may serve as a digital representation of, securities entitlement or economic arrangement to, the Securities or as a technological means of providing a transfer instruction to the Company or an entitlement order to a securities intermediary holding the Securities or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Capital Stock on behalf of others. Tokens, if issued, may embody certain rights, preferences, privileges, and restrictions of the respective Securities to which they relate or may provide the means to give such instructions or entitlement orders. All securities issued under this instrument, whether in the form of Tokens or otherwise, may be issued in whole or fractional parts, in the Company's sole discretion.

24.   Costs of Enforcement. Each party will bear its own costs in respect of any disputes arising under this Agreement.

[End of Page]

IN WITNESS WHEREOF, the parties have executed this Subscription Agreement as of_____.

COMPANY:

MY-SHOP HOLDINGS, INC.

By:_____

Name:_____

Title:_____

INVESTOR:

By:_____

Name:_____

Title:_____

Number of Shares subscribed for:_____

Price Per Share (USD): $1.80

Total Purchase Price (USD): $_____

EXHIBIT A

FORM OF JOINDER AGREEMENT

The undersigned is executing and delivering this joinder agreement ("**Joinder Agreement**") pursuant to the Stockholders Agreement of My-Shop Holdings, Inc., a Delaware corporation (the "**Company**") dated as of October 19, 2025 (as the same may hereafter be amended, restated, supplemented or otherwise modified in accordance with the term therein, the "**Stockholders Agreement**"), among the Company, and the other persons named as Stockholders therein. Any capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Stockholders Agreement.

By executing and delivering this Joinder Agreement to the Company, the undersigned hereby agrees to become a party to, to be bound by, and to comply with all of the provisions of the Stockholders Agreement in the same manner and to the extent as fully as if the undersigned were an original signatory to such agreement.

Accordingly, the undersigned has executed and delivered this Joinder Agreement as of _____.

[JOINING STOCKHOLDER NAME]
By_____
[NAME], [TITLE]

Address:

EXHIBIT B

STOCKHOLDERS AGREEMENT

MY-SHOP HOLDINGS, INC.
STOCKHOLDERS AGREEMENT

THIS STOCKHOLDERS AGREEMENT (this "**Agreement**"), dated as of October 19, 2025 (the "**Effective Date**"), is entered into among MY-SHOP HOLDINGS, INC., a Delaware corporation (the "**Company**"), each Person identified on **Schedule A** hereto (each, an "**Initial Stockholder**" and collectively, the "**Initial Stockholders**"), and each other Person who after the date hereof acquires Shares of the Company and becomes a party to this Agreement (such Persons, collectively with the Initial Stockholders, the "**Stockholders**").

RECITALS

WHEREAS, the Initial Stockholders have formed the Company for the purposes of conducting and operating the Business;

WHEREAS, the Company has authorized 100,000,000 Shares;

WHEREAS, as of the date hereof, each Stockholder owns the number and percentage of the issued and outstanding Shares set forth opposite the Stockholder's name on **Schedule A** hereto; and

WHEREAS, the Initial Stockholders and the other Stockholders parties hereto deem it in their best interests and in the best interests of the Company to set forth in this Agreement their respective rights and obligations in connection with their investment in the Company.

NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I
DEFINITIONS

Capitalized terms used herein and not otherwise defined shall have the meanings specified or referenced in this Article I.

"**Affiliate**" means with respect to any Person, any other Person who, directly or indirectly (including through one or more intermediaries), controls, is controlled by, or is under common control with, such Person. For purposes of this definition, "control," when used with respect to any specified Person, shall mean the power, direct or indirect, to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities or partnership or other ownership interests, by contract or otherwise; and the terms "controlling" and "controlled" shall have correlative meanings.

"**Agreement**" has the meaning set forth in the preamble.

"**Applicable Law**" means all applicable provisions of (a) constitutions, treaties, statutes, laws (including the common law), rules, regulations, decrees, ordinances, codes, proclamations, declarations, or orders of any Governmental Authority; (b) any consents or approvals of any

Governmental Authority; and (c) any orders, decisions, advisory or interpretative opinions, injunctions, judgments, awards, decrees of, or agreements with, any Governmental Authority.

"**Board**" has the meaning set forth in Section 2.01(a).

"**Business**" means B2B digital commerce and marketing solutions designed to enhance online sales performance.

"**Business Day**" means a day other than a Saturday, Sunday, or other day on which commercial banks in the State of Florida are authorized or required to close.

"**By-Laws**" means the by-laws of the Company, as amended, modified, supplemented, or restated from time to time in accordance with the terms of this Agreement.

"**Certificate of Incorporation**" means the Certificate of Incorporation of the Company, as filed on September 22, 2025, with the Secretary of State of the State of Delaware, and as amended, modified, supplemented, or restated from time to time in accordance with the terms of this Agreement.

"**Company**" has the meaning set forth in the preamble.

"**Competitor**" means any Person that, directly or indirectly, competes with the Company in the Business (or any portion thereof) and/or whose business is or includes the Business (or any portion thereof).

"**Confidential Information**" has the meaning set forth in Section 5.01(a).

"**Control**" means (A) the ownership of more than 50% of the equity securities (or similar interest) and voting rights of a company or other entity; or (B) the right to appoint more than 50% of the members of a board of directors (or similar governing body) of such company or entity.

"**Director**" has the meaning set forth in Section 2.01(a).

"**DGCL**" means the Delaware General Corporation Law, as amended from time to time and including any successor legislation thereto and any regulations promulgated thereunder.

"**Effective Date**" has the meaning set forth in the preamble.

"**Fiscal Year**" means, for financial accounting purposes, January 1 to December 31, or such other period as determined by the Board from time to time.

"**Founder**" means each of Roey Gesser and Itzhak Zizov, and any Permitted Transferee of either such person.

"**GAAP**" means United States generally accepted accounting principles in effect from time to time.

"**Governmental Authority**" means any federal, state, local, or foreign government or political subdivision thereof, or any agency or instrumentality of such government or political subdivision, or any self-regulated organization or other non-governmental regulatory authority or quasi-governmental authority (to the extent that the rules, regulations, or orders of such organization or authority have the force of law), or any arbitrator, court, or tribunal of competent jurisdiction.

"**Initial Public Offering**" means any offering of Shares pursuant to a registration statement filed in accordance with the Securities Act.

"**Initial Stockholders**" has the meaning set forth in the preamble.

"**Joinder Agreement**" means the joinder agreement in form and substance of **Exhibit A** attached hereto.

"**Lien**" means any lien, claim, charge, mortgage, pledge, security interest, option, preferential arrangement, right of first offer, encumbrance, or other restriction or limitation of any nature whatsoever.

"**Marital Relationship**" means a civil union, domestic partnership, marriage, or any other similar relationship that is legally recognized in any jurisdiction.

"**Material Stockholder**" means a Stockholder who holds at least 5% of the issued and outstanding Shares of the Company on the relevant date.

"**New Securities**" means any Securities, whether now or hereafter authorized by the Company, but excluding: (i) securities issued pursuant to a Recapitalization Event; (ii) securities issued or offered pursuant to an Initial Public Offering; (iii) securities issued upon the exercise of options to purchase securities of the Company that are outstanding on the date of adoption of this Agreement; (iv) shares or options to purchase shares issued to employees, directors, office holders, advisory board members, or consultants of the Company or of a Controlled affiliate of the Company, pursuant to option plans and similar arrangements approved by the Board, and shares of the Company issued upon exercise of such options; (v) securities issued as a dividend or in connection with a distribution; (vi) securities issued pursuant to the acquisition of another corporation or entity by way of a merger, purchase of shares or equity interests, or purchase of substantially all of the assets thereof; or (vii) securities issued as a result of anti-dilution rights existing as of the date hereof or contemplated by this Agreement.

"**Offered Shares**" has the meaning set forth in Section 3.02(a).

"**Organizational Documents**" means the Certificate of Incorporation and the By-Laws.

"**Permitted Transferee**" means (a) with respect to an individual: (i) a spouse, sibling, parent, or child of such individual; (ii) a legal entity Controlled by such individual, provided, however, that such legal entity shall remain under such Control; and (iii) a trustee of a trust established for his/her benefit and/or his/her benefit and the benefit of one or more of his/her parent, spouse, brother, sister, or child.

.

"**Person**" means an individual, corporation, partnership, joint venture, limited liability company, Governmental Authority, unincorporated organization, trust, association, or other entity.

"**Recapitalization Event**" means any event of share combination, split, subdivision or consolidation, distribution of bonus shares or any other reclassification, reorganization or recapitalization of the Company's share capital where the Shareholders retain their proportionate holdings in the Company.

"**Representative**" means, with respect to any Person, any and all directors, managers, members, partners, officers, employees, consultants, financial advisors, counsel, accountants, and other agents of such Person.

"**ROFR Notice**" has the meaning set forth in Section 3.02(d).

"**Sale of the Company**" means a transaction or series of related transactions in which a Person, or a group of related Persons, acquires from Stockholders of the Company shares representing more than 50% of the outstanding voting power of the Company.

"**Securities**" means Shares, securities convertible into or exchangeable for or exercisable into any shares of any kind or class of the Company, debentures, capital notes, SAFEs, advance share purchase agreements, warrants, options, or rights entitling membership or participation in the Company.

"**Securities Act**" means the Securities Act of 1933, as amended, or any successor federal statute, and the rules and regulations thereunder, which shall be in effect at the time.

"**Shares**" means shares of common stock, $0.00001 par value, of the Company and any securities issued in respect thereof, or in substitution therefor, in connection with any share split, dividend, or combination, or any reclassification, recapitalization, merger, consolidation, exchange, or similar reorganization.

"**Spouse**" means a spouse, a party to a civil union, a domestic partner, a same-sex spouse or partner, or any individual in a Marital Relationship with a Stockholder.

"**Stockholders**" has the meaning set forth in the preamble.

"**Subsidiary**" means with respect to any Person, any other Person of which a majority of the outstanding shares or other equity interests having the power to vote for directors or comparable managers are owned, directly or indirectly, by the first Person.

"**Supermajority Approval**" means with respect to any matter that must be approved by the Stockholders pursuant to this Agreement, the affirmative vote or written consent of Stockholders holding at least 60% of the issued and outstanding Shares.

"**Third-Party Purchaser**" means any Person who, immediately prior to the contemplated transaction: (a) does not, directly or indirectly, own or have the right to acquire any outstanding

Shares; or (b) is not a Permitted Transferee of any Person who, directly or indirectly, owns or has the right to acquire any Shares.

"**Transfer**" means to, directly or indirectly, sell, transfer, assign, gift, pledge, encumber, hypothecate, or similarly dispose of, either voluntarily or involuntarily, by operation of law or otherwise, or to enter into any contract, option, or other arrangement or understanding with respect to the sale, transfer, assignment, gift, pledge, encumbrance, hypothecation, or similar disposition of, any Shares owned by a Person or any interest (including a beneficial interest) in any Shares owned by a Person. "Transfer" when used as a noun shall have a correlative meaning.

ARTICLE II
MANAGEMENT AND OPERATION OF THE COMPANY

Section 2.01   Board of Directors.

(a)   Subject to Section 2.02, the Stockholders agree that the business and affairs of the Company shall be managed through a board of directors (the "**Board**") consisting of not less than one (1) and not more than three (3) members (each member of the Board, a "**Director**"). Each Founder who, together with its Permitted Transferees, holds at least 5% of the issued and outstanding Shares of the Company, shall have the right to designate one (1) Director to the Board. If both Founders, together with their Permitted Transferees, each hold at least 5% of the issued and outstanding Shares, they may jointly designate one (1) additional Director to the Board. Each such Director may be removed and replaced at any time by the Founder(s) who designated such Director, by written notice to the Company and the other Stockholders. Each such Director shall hold office until such Director is removed as set forth in Section 2.01(b) or Section 2.01(d).

(b)   In the event any Founder, together with its Permitted Transferees, ceases to own at least 5% of the issued and outstanding Shares, then: (i) such Founder shall cease to have the right to designate any Directors pursuant to Section 2.01(a) and any Director appointed by him shall cease to be a Board member.

(c)   If required, each Stockholder shall vote all Shares over which such Stockholder has voting control and shall take all other necessary or desirable actions within such Stockholder's control (including in its capacity as a stockholder or otherwise, and whether at a regular or special meeting of the Stockholders or by written consent in lieu of a meeting) to elect to the Board any individual designated by a Founders pursuant to Section 2.01(a).

(d)   Each Founder shall have the right at any time to remove (with or without cause) any Director designated by such Founder to the Board and, if required, each other Stockholder shall vote all Shares over which such Stockholder has voting control and shall take all other necessary or desirable actions within such Stockholder's control (including in its capacity as a stockholder or otherwise, and whether at a regular or special meeting of the Stockholders or by written consent in lieu of a meeting) to remove from the Board any individual designated by such Founder that such Founder desires to remove pursuant to this Section 2.01(d). Except as provided in the preceding sentence, unless a Founder

otherwise consents in writing, no other Stockholder shall take any action to cause the removal of any Directors designated by such Founder.

(e)　　Subject to Section 2.01(b), in the event a vacancy is created on the Board at any time and for any reason (whether as a result of death, disability, retirement, resignation, or removal pursuant to Section 2.01(d)), the Founder that designated such Director shall have the right to designate a different individual to replace such Director and each other Stockholder, if required, shall vote all Shares over which such Stockholder has voting control and shall take all other necessary or desirable actions within such Stockholder's control (including in its capacity as a stockholder or otherwise, and whether at a regular or special meeting of the Stockholders or by written consent in lieu of a meeting) to elect to the Board such individual designated by such Founder.

(f)　　The Board shall have the right to establish any committee of Directors as the Board shall deem appropriate from time to time. Subject to this Agreement, the Organizational Documents, and Applicable Laws, committees of the Board shall have the rights, powers, and privileges granted to such committee by the Board from time to time. Any delegation of authority to a committee of Directors to take any action must be approved in the same manner as would be required for the Board to approve such action directly. Any committee of Directors shall be composed of the same proportion of Directors as the Founders are then entitled to appoint to the Board pursuant to Section 2.01(a).

Section 2.02　Supermajority Voting Arrangements. In addition to any vote or consent of the Board or the Stockholders of the Company required by Applicable Laws, including the DGCL, until an Initial Public Offering and for so long as a Founder (as defined herein) holds at least 10% of the issued and outstanding Shares of the Company, the Company shall not take any action or adopt any resolution with respect to any of the following matters, and no such action or resolution shall have any effect without first obtaining the affirmative vote or written consent of such Founder (or the Director designated by such Founder):

(a)　　Any amendment or modification of the Articles of Incorporation or By-laws that would adversely affect the rights, preferences, or privileges of the Founders;

(b)　　The taking of any loan that would create any guarantee of the Founder, endorsement or otherwise becoming directly or contingently liable on any indebtedness of any other Person;

(c)　　Any material deviation from the primary business of the Company;

(d)　　Liquidation, dissolution, or winding up of the affairs of the Company, or effecting any acquisition or sale, in a single transaction or series of related transactions, of all or substantially all of the shares or the assets of the Company;

(e)　　Appointment or dismissal of the Chief Executive Officer of the Company;

(f)　　Approval of an annual budget;

(g)   Issuance of New Securities;

(h)   Approval of a dividend distribution;

(i)   Issuing convertible securities, debentures, or any mortgage, charge, pledge, Lien, or other security over the Company or its property; and

(j)   Voluntary liquidation or dissolution of the Company.

ARTICLE III
TRANSFER OF INTERESTS

Section 3.01   General Restrictions on Transfer.

(a)   Except as permitted pursuant to Section 3.01(b), no Stockholder shall, directly or indirectly, voluntarily or involuntarily, Transfer any Shares, unless such Transfer is made in strict compliance with the procedures described in Section 3.02 (Right of First Refusal), Section 3.03 (Tag Along) and Section 4.01 (Drag-Along), as applicable. Any Transfer of Shares (other than to a Permitted Transferee) shall be subject to the Right of First Refusal set forth in Section 3.02.

(b)   The provisions of Section 3.01(a) and Section 3.02 shall not apply to any of the following Transfers by any Stockholder of any of its Shares:

(i)   to a Permitted Transferee; or

(ii)   pursuant to a merger, consolidation, or other business combination of the Company with a Third-Party Purchaser that has been approved in compliance with Section 2.02(i) or Section 2.02(j).

(c)   In addition to any legends required by Applicable Laws, each certificate representing the Shares of the Company now owned or that may hereafter be acquired by the Stockholders shall bear a legend substantially in the following form:

"THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A STOCKHOLDERS AGREEMENT AMONG THE COMPANY AND ITS STOCKHOLDERS, A COPY OF WHICH IS ON FILE AT THE PRINCIPAL EXECUTIVE OFFICE OF THE COMPANY. NO TRANSFER, SALE, ASSIGNMENT, PLEDGE, HYPOTHECATION, OR OTHER DISPOSITION OF THE SHARES REPRESENTED BY THIS CERTIFICATE MAY BE MADE EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF SUCH STOCKHOLDERS AGREEMENT.

THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER ANY OTHER APPLICABLE SECURITIES LAWS AND MAY NOT BE TRANSFERRED, SOLD, ASSIGNED, PLEDGED, HYPOTHECATED, OR OTHERWISE DISPOSED OF EXCEPT (A) PURSUANT TO A

REGISTRATION STATEMENT EFFECTIVE UNDER SUCH ACT AND LAWS, OR (B) PURSUANT TO AN EXEMPTION FROM REGISTRATION THEREUNDER.

(d)   Prior notice shall be given to the Company by a Stockholder of any Transfer of Shares, including Transfers to a Permitted Transferee. Prior to consummation of any Transfer by any Stockholder of any of its Shares, including a Transfer to a Permitted Transferee or a Third-Party Purchaser, such Stockholder shall cause any transferee who is not already a party to this Agreement to execute and deliver to the Company a Joinder Agreement in which such transferee agrees to be bound by the terms and conditions of this Agreement.

(e)   Notwithstanding any other provision of this Agreement, each Stockholder agrees that it will not, directly or indirectly, Transfer any of its Shares: (i) except as permitted under the Securities Act and other applicable federal or state securities laws, and then, if requested by the Company, only upon delivery to the Company of an opinion of counsel in form and substance satisfactory to the Company to the effect that such Transfer may be effected without registration under the Securities Act; (ii) if it would cause the Company or any of its Subsidiaries to be required to register as an investment company under the Investment Company Act of 1940, as amended; or (iii) if it would cause the assets of the Company or any of its Subsidiaries to be deemed plan assets as defined under the Employee Retirement Income Security Act of 1974 or its accompanying regulations or result in any "prohibited transaction" thereunder involving the Company. In any event, the Board may refuse the Transfer to any Person if such Transfer would have a material adverse effect on the Company as a result of any regulatory or other restrictions imposed by any Governmental Authority.

(f)   Any Transfer or attempted Transfer of any Shares in violation of this Agreement shall be null and void, no such Transfer shall be recorded on the Company's books, and the purported transferee in any such Transfer shall not be treated (and the purported transferor shall continue to be treated) as the owner of such Shares for all purposes of this Agreement and the Organizational Documents of the Company.

(g)   This Agreement shall cover all of the Shares now owned or hereafter acquired by the Stockholders while this Agreement remains in effect.

Section 3.02   Right of First Refusal.

(a)   If at any time prior to an Initial Public Offering, any Stockholder (the "Offeror") desires to Transfer any Shares (the "**Offered Shares**") to any Person other than a Permitted Transferee (the "**Proposed Transferee**"), the Offeror shall first offer such Offered Shares to each Material Stockholder (as defined herein) in accordance with this Section 3.02.

(b)   The Offeror shall deliver to the Company and each Material Stockholder a written notice (the "**ROFR Notice**") stating: (i) the Offeror's intention to Transfer the Offered Shares, (ii) the number of Offered Shares to be Transferred, (iii) the identity of the Proposed Transferee, (iv) the price and material terms and conditions of the proposed

Transfer, and (v) the proposed date, time, and location of the closing of the Transfer, which shall not be less than sixty (60) days from the date of the ROFR Notice.

(c)   Each Material Stockholder shall have a period of five (5) Business Days from the date of delivery of the ROFR Notice (the "ROFR Response Period") to notify the Offeror and the Company in writing of its election to purchase all or any part of its pro rata share of the Offered Shares, on the same terms and conditions as set forth in the ROFR Notice. The pro rata share of each Material Stockholder shall be determined by the ratio of (A) the number of Shares held by such Material Stockholder immediately prior to the proposed Transfer, to (B) the total number of Shares held by all Material Stockholders immediately prior to the proposed Transfer.

(d)   If any Material Stockholder does not elect to purchase its full pro rata share of the Offered Shares, the remaining Offered Shares may be allocated among the other Material Stockholders who elected to purchase more than their pro rata share, in proportion to their respective holdings, by written notice within three (3) Business Days after the expiration of the ROFR Response Period.

(e)   Any Material Stockholder who does not respond within the ROFR Response Period shall be deemed to have waived its right to purchase the Offered Shares.

(f)   If the Material Stockholders do not elect to purchase all of the Offered Shares within the ROFR Response Period (including any reallocation as set forth above), the Offeror may, during the one hundred and twenty (120) day period following the expiration of the ROFR Response Period, Transfer the remaining Offered Shares to the Proposed Transferee on terms and conditions no more favorable to the Proposed Transferee than those set forth in the ROFR Notice. If the Offered Shares are not so Transferred within such 120-day period, the right to Transfer such Offered Shares shall lapse, and any proposed Transfer shall again be subject to the provisions of this Section 3.02.

(g)   At the closing of any purchase by Material Stockholders under this Section 3.02, the Offeror shall deliver to each purchasing Material Stockholder the certificates (if any) representing the Offered Shares, duly endorsed for transfer, against payment of the purchase price as set forth in the ROFR Notice.

(h)   Any Transfer or attempted Transfer of Shares in violation of this Section 3.02 shall be null and void, and the purported transferee shall not be recognized as a Stockholder of the Company for any purpose.

(i)   The provisions of this Section 3.02 shall also apply to any Transfer of Shares by operation of law, including by a receiver, liquidator, trustee in bankruptcy, administrator of an estate, or executor of a will, except for Transfers to Permitted Transferees.

(j)   For the avoidance of doubt, Transfers to Permitted Transferees are not subject to this Section 3.02, provided that such Permitted Transferee assumes in writing all obligations of the transferring Stockholder under this Agreement.

(k)

Section 3.03 Tag Along Rights. Until an Initial Public Offering, if any Stockholder (the "**Selling Stockholder**") proposes to Transfer, in a single transaction or series of related transactions, shares representing at least 10% of the issued and outstanding Shares of the Company to a Third-Party Purchaser (other than a Permitted Transferee), then, as part of the ROFR Notice required under Section 3.02, the Selling Stockholder shall also provide written notice (the "**Tag Along Notice**") to each Material Stockholder (each, an "**Eligible Stockholder**"), specifying the number of shares proposed to be Transferred, the identity of the Third-Party Purchaser, the price and material terms and conditions of the proposed Transfer, and the proposed date of closing.

Each Eligible Stockholder shall have five (5) Business Days from receipt of the Tag Along Notice to notify the Selling Stockholder and the Company in writing of its election to participate in the proposed Transfer (the "**Tag Along Election**"). Each Eligible Stockholder electing to participate (an "**Exercising Tag Along Stockholder**") may include for sale in the proposed Transfer a number of shares equal to the product of (i) the aggregate number of shares proposed to be Transferred by the Selling Stockholder, multiplied by (ii) a fraction, the numerator of which is the number of shares held by such Exercising Tag Along Stockholder immediately prior to the Transfer, and the denominator of which is the sum of the aggregate number of shares held by the Selling Stockholder and all Exercising Tag Along Stockholders immediately prior to the Transfer.

The Selling Stockholder shall not Transfer any shares to the Third-Party Purchaser unless the Third-Party Purchaser concurrently purchases, on the same terms and conditions, all shares that the Exercising Tag Along Stockholders have elected to include in the sale up to their respective pro rata amounts. If the Third-Party Purchaser refuses to purchase such shares, the Selling Stockholder shall not Transfer any shares to the Third-Party Purchaser unless and until, simultaneously with such sale, the Selling Stockholder purchases from the Exercising Tag Along Stockholders such number of shares reflecting their pro rata portion under this Section.

Any Eligible Stockholder who does not deliver a Tag Along Election within the five (5) Business Day period shall be deemed to have waived its rights under this Section with respect to the proposed Transfer.

The Selling Stockholder shall use reasonable best efforts to ensure that the terms and conditions of the proposed Transfer are the same for all participating Stockholders, including with respect to price, form of consideration, and closing date.

This Tag Along Right shall be exercised in parallel with, and not in duplication of, the Right of First Refusal process under Section 3.02. Any shares purchased by Stockholders under the Right of First Refusal shall not be included in the Tag Along allocation.

ARTICLE IV
DRAG ALONG; RIGHT OF FIRST OFFER

Section 4.01 **Drag-Along Right.**

(a)   In the event that (i) the holders holding at least 60% of the issued and outstanding Shares (the "**Electing Holders**") and (iii) the Board; approve a Sale of the Company (which approval of the Electing Holders must be in writing), which approval specifies that this Section 4.01 shall apply to such transaction, then, subject to satisfaction of each of the conditions set forth below, each Stockholder and the Company hereby agree:

(i)   if such transaction requires stockholder approval, with respect to all shares of the Company that such Stockholder owns or over which such Stockholder otherwise exercises voting power, to vote (in person, by proxy or by action by written consent, as applicable) all such shares in favor of, and approve, such Sale of the Company and to vote in opposition to any and all other proposals that could reasonably be expected to delay or impair the ability of the Company to consummate such Sale of the Company;

(ii)   to sell the same proportion of shares of capital stock of the Company beneficially held by such Stockholder as is being sold by the Electing Holders to the Person to whom the Electing Holders propose to sell their shares, and, except as permitted below, on the same terms and conditions as the other stockholders of the Company;

(iii)   to execute and deliver all related documentation and take such other action in support of the Sale of the Company as shall reasonably be requested by the Company or the Electing Holders in order to carry out the terms and provisions of this Section 4.01, including, without limitation, (A) executing and delivering instruments of conveyance and transfer, and any purchase agreement, merger agreement, any associated indemnity agreement, any reasonably customary release agreement in the capacity of a securityholder, termination of investment-related documents, accredited investor forms, documents evidencing the removal of board designees, powers of attorney or escrow agreements, any associated voting, support, or joinder agreement, consent, waiver, governmental filing, share certificates duly endorsed for transfer (free and clear of impermissible Liens, claims, and encumbrances), and any similar or related documents; and (B) providing any information reasonably necessary for any public filings with the Securities and Exchange Commission in connection with the Sale of the Company;

(iv)   not to deposit, and to cause their Affiliates not to deposit, except as provided in this Agreement, any shares of the Company owned by such party or Affiliate in a voting trust or subject any such shares to any arrangement or agreement with respect to the voting of such shares, unless specifically requested to do so by the acquirer in connection with the Sale of the Company;

(v)   to refrain from (i) exercising any dissenters' rights or rights of appraisal under applicable law at any time with respect to such Sale of the Company, or (ii) asserting any claim or commencing, joining, or participating in any way (including, without limitation, as a member of a class) in any action, suit, or proceeding challenging the Sale of the Company, this Agreement, or the consummation of the transactions contemplated in connection with the Sale of the

Company or this Agreement, including, without limitation, (x) challenging the validity of, or seeking to enjoin the operation of, the definitive agreement(s) with respect to such Sale of the Company or (y) alleging a breach of any fiduciary duty (including, without limitation, aiding and abetting a breach of any fiduciary duty) by the Electing Holders or any Affiliate or associate thereof, the directors of the Company, or the acquirer(s) in connection with the Sale of the Company or any action taken thereby with respect to such Sale of the Company;

(vi)   if the consideration to be paid in exchange for the Shares pursuant to this Section 4.01 includes any securities and due receipt thereof by any Stockholder would require under applicable law (x) the registration or qualification of such securities or of any person as a broker, dealer, or agent with respect to such securities; or (y) the provision to any Stockholder of any information other than such information as a prudent issuer would generally furnish in an offering made solely to "accredited investors" as defined in Regulation D promulgated under the Securities Act, the Company may cause to be paid to any such Stockholder in lieu thereof, against surrender of the Shares which would have otherwise been sold by such Stockholder, an amount in cash equal to the fair value (as determined in good faith by the Board) of the securities which such Stockholder would otherwise receive as of the date of the issuance of such securities in exchange for the Shares; and

(vii)   in the event that the Electing Holders, in connection with such Sale of the Company, appoint a stockholder representative (the "**Stockholder Representative**") with respect to matters affecting the Stockholders under the applicable definitive transaction agreements following consummation of such Sale of the Company, (x) to consent to (i) the appointment of such Stockholder Representative, (ii) the establishment of any applicable escrow, expense or similar fund in connection with any indemnification or similar obligations, and (iii) the payment of such Stockholder's pro rata portion (from the applicable escrow or expense fund or otherwise) of any and all reasonable fees and expenses to such Stockholder Representative in connection with such Stockholder Representative's services and duties in connection with such Sale of the Company and its related service as the representative of the Stockholders, and (y) not to assert any claim or commence any suit against the Stockholder Representative or any other Stockholder with respect to any action or inaction taken or failed to be taken by the Stockholder Representative, within the scope of the Stockholder Representative's authority, in connection with its service as the Stockholder Representative, absent fraud, bad faith, gross negligence or willful misconduct.

(b)   Notwithstanding anything to the contrary set forth herein, a Stockholder will not be required to comply with this Section 4.01 in connection with any proposed Sale of the Company (the "**Proposed Sale**"), unless:

(i)   any representations and warranties to be made by such Stockholder in connection with the Proposed Sale are limited to representations and warranties related to authority, ownership, and the ability to convey title to such Shares,

including, but not limited to, representations and warranties that (A) the Stockholder holds all right, title, and interest in and to the Shares such Stockholder purports to hold, free and clear of all Liens and encumbrances; (B) the obligations of the Stockholder in connection with the transaction have been duly authorized, if applicable; (C) the documents to be entered into by the Stockholder have been duly executed by the Stockholder and delivered to the acquirer and are enforceable (subject to customary limitations) against the Stockholder in accordance with their respective terms; and (D) neither the execution and delivery of documents to be entered into by the Stockholder in connection with the transaction, nor the performance of the Stockholder's obligations thereunder, will cause a breach or violation of the terms of any agreement (including the Company's or such Stockholder's organizational documents) to which the Stockholder is a party, or any law or judgment, order, or decree of any court or governmental agency that applies to the Stockholder;

(ii) such Stockholder is not required to agree (unless such Stockholder is a Company officer, director, or employee) to any restrictive covenant in connection with the Proposed Sale (including, without limitation, any covenant not to compete or covenant not to solicit customers, employees or suppliers of any party to the Proposed Sale) or any release of claims other than a release in customary form of claims arising solely in such Stockholder's capacity as a stockholder of the Company;

(iii) such Stockholder and its Affiliates are not required to amend, extend or terminate any contractual or other relationship with the Company, the acquirer or their respective Affiliates, except that the Stockholder may be required to agree to terminate the investment-related documents between or among such Stockholder, the Company and/or other stockholders of the Company;

(iv) the Stockholder is not liable for the breach of any representation, warranty, or covenant made by any other Person in connection with the Proposed Sale, other than the Company (except to the extent that funds may be paid out of an escrow established to cover breach of representations, warranties, and covenants of the Company as well as breach by any stockholder of any identical representations, warranties, and covenants provided by all stockholders); and

(v) liability shall be limited to such Stockholder's applicable share (determined based on the respective proceeds payable to each Stockholder in connection with such Proposed Sale in accordance with the provisions of the Articles of Incorporation of a negotiated aggregate indemnification amount that in no event exceeds the amount of consideration otherwise payable to such Stockholder in connection with such Proposed Sale in such person's capacity as a stockholder of the Company, except with respect to claims related to fraud by such Stockholder, the liability for which need not be limited as to such Stockholder.

Section 4.02 Right of First Offer. Prior to an initial public offering of the Company, and subject to applicable law, each Material Stockholder shall have a right of first offer to purchase its

pro rata share of any New Securities proposed to be issued by the Company, on the same terms and conditions as offered to third parties. The Company shall provide written notice to each Material Stockholder of any proposed issuance, and such Material Stockholder shall have five (5) days to elect to purchase its pro rata share. Any securities not subscribed for by Material Stockholders may be offered to third parties on terms no more favorable than those offered to the Material Stockholders.

ARTICLE V
STOCKHOLDER COVENANTS

Section 5.01   Confidentiality.

(a)   Each Stockholder acknowledges that during the term of this Agreement, it will have access to and become acquainted with trade secrets, proprietary information, and confidential information belonging to the Company and its Affiliates that are not generally known to the public, including, but not limited to, information concerning business plans, financial statements, and other information provided pursuant to this Agreement, operating practices and methods, expansion plans, strategic plans, marketing plans, contracts, customer lists, or other business documents that the Company treats as confidential, in any format whatsoever (including oral, written, electronic, or any other form or medium) (collectively, "**Confidential Information**"). In addition, each Stockholder acknowledges that: (i) the Company has invested, and continues to invest, substantial time, expense, and specialized knowledge in developing its Confidential Information; (ii) the Confidential Information provides the Company with a competitive advantage over others in the marketplace; and (iii) the Company would be irreparably harmed if the Confidential Information were disclosed to Competitors or made available to the public. Without limiting the applicability of any other agreement to which any Stockholder is subject, each Stockholder shall, and shall cause its Representatives to, keep confidential and not, directly or indirectly, disclose or use (other than in connection with the conduct of the Company's business or for the purposes of such Stockholder monitoring and analyzing its investment in the Company) at any time, including, without limitation, use for personal, commercial, or proprietary advantage or profit, either during its association with the Company or thereafter, any Confidential Information of which such Stockholder is or becomes aware. Each Stockholder in possession of Confidential Information shall, and shall cause its Representatives to, take all appropriate steps to safeguard such information and to protect it against disclosure, misuse, espionage, loss, and theft.

(b)   Nothing contained in Section 5.01(a) shall prevent any Stockholder from disclosing Confidential Information: (i) upon the order of any court or administrative agency; (ii) upon the request or demand of any regulatory agency or authority having jurisdiction over such Stockholder; (iii) to the extent compelled by legal process or required or requested pursuant to subpoena, interrogatories, or other discovery requests; (iv) to the extent necessary in connection with the exercise of any remedy hereunder; (v) to other Stockholders; (vi) to such Stockholder's Representatives who, in the reasonable judgment of such Stockholder, need to know such Confidential Information and agree to be bound by the provisions of this Section 5.01 as if a Stockholder; or (vii) to any potential transferee in connection with a proposed Transfer of Shares in accordance with this Agreement, as

long as such potential transferee agrees in writing to be bound by the provisions of this Section 5.01 as if a Stockholder before receiving such Confidential Information; *provided*, that in the case of clause (i), (ii), or (iii), such Stockholder shall notify the Company and other Stockholders of the proposed disclosure as far in advance of such disclosure as practicable (but in no event make any such disclosure before notifying the Company and other Stockholders) and use reasonable efforts to ensure that any Confidential Information so disclosed is accorded confidential treatment satisfactory to the Company, when and if available.

(c) The restrictions of Section 5.01(a) shall not apply to Confidential Information that: (i) is or becomes generally available to the public other than as a result of a disclosure by a Stockholder or any of its Representatives in violation of this Agreement; (ii) is or has been independently developed or conceived by such Stockholder without use of Confidential Information; or (iii) becomes available to such Stockholder or any of its Representatives on a non-confidential basis from a source other than the Company, the other Stockholders, or any of their respective Representatives, *provided*, that such source is not known by the receiving Stockholder to be bound by a confidentiality agreement regarding the Company.

(d) The obligations of each Stockholder under this Section 5.01 shall survive: (i) the termination, dissolution, liquidation, and winding up of the Company; and (ii) such Stockholder's Transfer of its Shares.

ARTICLE VI
INFORMATION RIGHTS

Section 6.01   Financial Statements. In addition to, and without limiting any rights that a Stockholder may have with respect to inspection of the books and records of the Company under Applicable Laws, including the DGCL, the Company shall furnish to each Material Stockholder, the following information:

(a) As soon as available, and in any event within one hundred and twenty (120) days after the end of each Fiscal Year, the audited balance sheet of the Company as at the end of each such Fiscal Year and the audited statements of income, cash flows, and changes in stockholders' equity for such year, accompanied by the certification of independent certified public accountants, to the effect that, except as set forth therein, such financial statements have been prepared in accordance with GAAP, applied on a basis consistent with prior years and fairly present in all material respects the financial condition of the Company as of the dates thereof and the results of its operations and changes in its cash flows and stockholders' equity for the periods covered thereby.

(b) As soon as available, and in any event within forty-five (45) days after the end of each fiscal quarter, the balance sheet of the Company at the end of such quarter and the statements of income, cash flows, and changes in stockholders' equity for such quarter, all in reasonable detail and all prepared in accordance with GAAP, consistently applied, and certified by the Chief Financial Officer (or equivalent) of the Company.

(c)   To the extent the Company is required by Applicable Laws or pursuant to the terms of any outstanding indebtedness of the Company to prepare such reports, any annual reports, quarterly reports, and other periodic reports (without exhibits) prepared by the Company as soon as available.

Section 6.02   Inspection Rights.

(a)   The Company shall, and shall cause its officers, Directors, and employees to: (i) afford each Stockholder that owns at least 5% of the outstanding Shares and the Representatives of each such Stockholder, during normal business hours and upon reasonable written notice, reasonable access at all reasonable times to its officers, employees, auditors, properties, offices, plants, and other facilities and to all books and records; and (ii) afford such Stockholder the opportunity to consult with its officers from time to time regarding the Company's affairs, finances, and accounts as each such Stockholder may reasonably request upon reasonable notice.

(b)   The right set forth in Section 6.02(a) shall not and is not intended to limit any rights which the Stockholders may have with respect to the books and records of the Company, or to inspect its properties or discuss its affairs, finances, and accounts under the laws of the State of Delaware.

ARTICLE VII
REPRESENTATIONS AND WARRANTIES

Section 7.01   Representations and Warranties. Each Stockholder, severally and not jointly, represents and warrants to the Company and each other Stockholder that:

(a)   For each such Stockholder that is not an individual, such Stockholder is duly organized, validly existing, and in good standing under the laws of its jurisdiction.

(b)   Each such individual Stockholder has full capacity, and for each such Stockholder that is not an individual, applicable power and authority, to execute and deliver this Agreement and to perform its obligations hereunder. For each such Stockholder that is not an individual, the execution and delivery of this Agreement and the performance of its obligations hereunder have been duly authorized by all requisite applicable action of such Stockholder. Such Stockholder has duly executed and delivered this Agreement.

(c)   This Agreement constitutes the legal, valid, and binding obligation of such Stockholder, enforceable against such Stockholder in accordance with its terms except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, or similar laws affecting the enforcement of creditors' rights generally and by general equitable principles (whether enforcement is sought by proceedings in equity or at law). The execution, delivery, and performance of this Agreement require no action by, or in respect of, or filing with, any Governmental Authority by or with respect to such Stockholder.

(d)   The execution, delivery, and performance by such Stockholder of this Agreement does not: (i) conflict with or result in any violation or breach of any provision of any of the organizational documents of such Stockholder; (ii) conflict with or result in any violation or breach of any provision of any Applicable Laws; or (iii) require any consent or other action by any Person under any provision of any material agreement or other instrument to which the Stockholder is a party.

(e)   Except for this Agreement, such Stockholder has not entered into or agreed to be bound by any other agreements or arrangements of any kind with any other party with respect to the Shares, including agreements or arrangements with respect to the acquisition or disposition of the Shares or any interest therein or the voting of the Shares (whether or not such agreements and arrangements are with the Company or any other Stockholder).

(f)   Subject to the other provisions of this Agreement, the representations and warranties contained herein shall survive the date of this Agreement and shall remain in full force and effect for the full period of all applicable statutes of limitations (giving effect to any waiver, mitigation, or extension thereof).

ARTICLE VIII
TERM AND TERMINATION

Section 8.01   Termination. This Agreement shall terminate upon the earliest of:

(a)   the consummation of an Initial Public Offering;

(b)   the consummation of a merger or other business combination involving the Company whereby the Shares become listed or admitted to trading on the NASDAQ Stock Market, the New York Stock Exchange, or another national securities exchange;

(c)   the date on which none of the Stockholders hold any Shares;

(d)   the termination, dissolution, liquidation, or winding up of the Company; or

(e)   the agreement by Supermajority Approval, acting together and by written instrument.

Section 8.02   Effect of Termination.

(a)   The termination of this Agreement shall terminate all further rights and obligations of the Stockholders under this Agreement except that such termination shall not effect:

(i)   the continued existence of the Company;

(ii)   the obligation of any party to this Agreement to pay any amounts arising on or prior to the date of termination, or as a result of or in connection with such termination;

(iii)   the rights which any Stockholder may have by operation of law as a stockholder of the Company; or

(iv)   the rights contained herein which by their terms are intended to survive termination of this Agreement.

(b)   The following provisions shall survive the termination of this Agreement: Section 5.01, this Section 8.02, Section 9.04, Section 9.12, Section 9.14, Section 9.15, Section 9.16, and Section 9.17.

ARTICLE IX
MISCELLANEOUS

Section 9.01   Expenses. Except as otherwise expressly provided herein, all costs and expenses, including fees and disbursements of counsel, financial advisors, and accountants, incurred in connection with the preparation and execution of this Agreement, or any amendment or waiver hereof, and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses.

Section 9.02   Further Assurances. In connection with this Agreement and the transactions contemplated hereby, the Company and each Stockholder hereby agree, at the request of the Company or any other Stockholder, to execute and deliver such additional documents, certificates, instruments, conveyances, and assurances and to take such further actions as may be required to carry out the provisions hereof and give effect to the transactions contemplated hereby.

Section 9.03   Release of Liability. Except as otherwise provided herein, in the event any Stockholder Transfers all the Shares held by such Stockholder in compliance with the provisions of this Agreement without retaining any interest therein, then such Stockholder shall cease to be a party to this Agreement and shall be relieved of any further liability arising hereunder for events occurring from and after the date of such Transfer.

Section 9.04   Notices.

(a)   All notices, requests, consents, claims, demands, waivers, and other communications hereunder shall be in writing and shall be deemed to have been given: (i) when delivered by hand (with written confirmation of receipt); (ii) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested); (iii) on the date sent by email of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next Business Day if sent after normal business hours of the recipient; or (iv) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid.

(b)   Such communications in Section 9.04(a) must be sent to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 9.04):

(i)   if to the Company, at its principal office address;

(ii) if to a Stockholder, at the address set forth on **Schedule A** attached hereto;

(iii) if to a Permitted Transferee of Shares or any other Stockholder other than the Initial Stockholders (A) at the address set forth on the respective Joinder Agreement executed by such party; or (B) if an address is neither set forth on such Joinder Agreement nor provided to the Company in a notice given in accordance with this Section 9.04, at such party's last known address; and

(iv) if to the Spouse of a Stockholder: (A) if applicable, in care of the Spouse's attorney of record at the attorney's address; or (B) if the Spouse is unrepresented, at the Spouse's last known address.

Section 9.05 **Agreement Prepared by Company Counsel.** Each Stockholder has read this Agreement and acknowledges that:

(a) counsel for the Company prepared this Agreement on behalf of the Company and not on behalf of any Stockholder;

(b) such Stockholder has been advised that a conflict may exist between such Stockholder's interests, the interests of the other Stockholders, and/or the interests of the Company;

(c) this Agreement may have significant legal, financial planning, and/or tax consequences to the Stockholder;

(d) such Stockholder has sought, or has had the full opportunity to seek, the advice of independent legal, financial planning, and/or tax counsel of its choosing regarding such consequences; and

(e) counsel for the Company has made no representations to the Stockholder regarding such consequences.

Section 9.06 **Interpretation.** For purposes of this Agreement: (a) the words "include," "includes," and "including" shall be deemed to be followed by the words "without limitation"; (b) the word "or" is not exclusive; and (c) the words "herein," "hereof," "hereby," "hereto," and "hereunder" refer to this Agreement as a whole. The definitions given for any defined terms in this Agreement shall apply equally to both the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine, and general neutral forms. Unless the context otherwise requires, references herein: (x) to Articles, Sections, Exhibits, and Schedules mean the Articles and Sections of, and Exhibits and Schedules attached to, this Agreement; (y) to an agreement, instrument, or other document means such agreement, instrument, or other document as amended, supplemented, and modified from time to time to the extent permitted by the provisions thereof; and (z) to a statute means such statute as amended from time to time and includes any successor legislation thereto and any regulations promulgated thereunder. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting an instrument or causing any instrument to be drafted. The Exhibits and Schedules referred to herein shall be construed with,

and as an integral part of, this Agreement to the same extent as if they were set forth verbatim herein. The headings in this Agreement are for reference only and shall not affect the interpretation of this Agreement.

Section 9.07   Severability. If any term or provision of this Agreement is invalid, illegal, or unenforceable in any jurisdiction, such invalidity, illegality, or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal, or unenforceable, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.

Section 9.08   Entire Agreement. This Agreement and the Organizational Documents constitute the sole and entire agreement of the parties with respect to the subject matter contained herein and therein, and supersede all prior and contemporaneous understandings and agreements, both written and oral, with respect to such subject matter. In the event of any inconsistency or conflict between this Agreement and any Organizational Document, the Stockholders and the Company shall, to the extent permitted by Applicable Laws, amend such Organizational Document to comply with the terms of this Agreement.

Section 9.09   Successors and Assigns; Assignment. Subject to the rights and restrictions on Transfers set forth in this Agreement, this Agreement is binding upon and inures to the benefit of the parties hereto and their respective heirs, executors, administrators, legal representatives, successors, and permitted assigns. This Agreement may not be assigned by any Stockholder except as permitted in this Agreement (or as otherwise consented to in writing by all the other Stockholders prior to the assignment) and any such assignment in violation of this Agreement shall be null and void.

Section 9.10   No Third-Party Beneficiaries. This Agreement is for the sole benefit of the parties hereto and their respective heirs, executors, administrators, legal representatives, successors, and permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other Person any legal or equitable right, benefit, or remedy of any nature whatsoever under or by reason of this Agreement.

Section 9.11   Amendment and Modification. This Agreement may only be amended, modified, or supplemented by an instrument in writing executed by the Company and the Stockholders constituting Supermajority Approval. Any such written amendment, modification, or supplement will be binding upon the Company and each Stockholder. Notwithstanding anything to the contrary herein, if the Company issues additional Shares, any holder of such Shares may become a party to this Agreement by (a) executing and delivering a Joinder Agreement, (b) countersigning a counterpart signature page to this Agreement, or (c) otherwise agreeing to be bound by this Agreement through such other instrument or means as approved by the Board. Upon effecting any of the foregoing, such holder shall be deemed a "Stockholder" for all purposes hereunder. No action or consent of the Stockholders shall be required for such joinder, provided that the Board has approved the method of joinder and such holder has agreed to be bound by all obligations of a Stockholder under this Agreement. **Schedule A** hereto may be amended by the

Company after the date of this Agreement without the consent of the other parties to add information regarding any additional Stockholder who becomes a party to this Agreement.

Section 9.12   Waiver. No waiver by any party of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the party so waiving. No waiver by any party shall operate or be construed as a waiver in respect of any failure, breach, or default not expressly identified by such written waiver, whether of a similar or different character, and whether occurring before or after that waiver. No failure to exercise, or delay in exercising, any right, remedy, power, or privilege arising from this Agreement shall operate or be construed as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power, or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power, or privilege.

Section 9.13   Governing Law. This Agreement, including all Exhibits and Schedules hereto, and all matters arising out of or relating to this Agreement, shall be governed by and construed in accordance with the internal laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction).

Section 9.14   Submission to Jurisdiction.

(a)   The parties hereby agree that any suit, action, or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby, whether in contract, tort, or otherwise, shall be brought in the courts of the State of Delaware, so long as one of such courts shall have subject-matter jurisdiction over such suit, action, or proceeding, and that any cause of action arising out of this Agreement shall be deemed to have arisen from a transaction of business in the State of Delaware.

(b)   Each of the parties hereby irrevocably consents to the exclusive jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action, or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the venue of any such suit, action, or proceeding in any such court or that any such suit, action, or proceeding which is brought in any such court has been brought in an inconvenient forum. Service of process, summons, notice, or other document by certified or registered mail to the address set forth in Section 9.04 shall be effective service of process for any suit, action, or other proceeding brought in any such court.

Section 9.15 Waiver of Jury Trial. EACH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAWS, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL ACTION, PROCEEDING, CAUSE OF ACTION, OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT, INCLUDING ANY EXHIBITS AND SCHEDULES ATTACHED TO THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 9.16   Equitable Remedies. Each party hereto acknowledges that a breach or threatened breach by such party of any of its obligations under this Agreement would give rise to irreparable harm to the other parties, for which monetary damages would not be an adequate remedy, and hereby agrees that in the event of a breach or a threatened breach by such party of any such obligations, each of the other parties hereto shall, in addition to any and all other rights and remedies that may be available to them in respect of such breach, be entitled to equitable relief, including a temporary restraining order, an injunction, specific performance, and any other relief that may be available from a court of competent jurisdiction (without any requirement to post bond).

Section 9.17   Remedies Cumulative. The rights and remedies under this Agreement are cumulative and are in addition to and not in substitution for any other rights and remedies available at law or in equity or otherwise.

Section 9.18   Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement. A signed copy of this Agreement delivered by email or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

[*Signature Page Follows*]

IN WITNESS WHEREOF, the parties hereto have executed this agreement as of the effective date.

MY-SHOP HOLDINGS, INC.

By: _Roey Gesser_
Roey Gesser (Nov 10, 2025 18:29:15 GMT+2)

Name: Roey Gesser

Title: Co CEO

Roey Gesser
Roey Gesser (Nov 10, 2025 18:29:15 GMT+2)

ROEY GESSER

Itshak Zizov
Itshak Zizov (Nov 10, 2025 11:32:14 EST)

ITZHAK ZIZOV

[My-Shop Holdings, Inc. Stockholders Agreement]

SCHEDULE A

STOCKHOLDERS

Name/Address	Shares
Roey Gesser	9,103,240 shares of Common Stock
Itzhak Zizov	8,680,000 shares of Common Stock

EXHIBIT A

FORM OF JOINDER AGREEMENT

The undersigned is executing and delivering this joinder agreement ("**Joinder Agreement**") pursuant to the Stockholders Agreement of My-Shop Holdings, Inc., a Delaware corporation (the "**Company**") dated as of October 19, 2025 (as the same may hereafter be amended, restated, supplemented or otherwise modified in accordance with the term therein, the "**Stockholders Agreement**"), among the Company, and the other persons named as Stockholders therein. Any capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Stockholders Agreement.

By executing and delivering this Joinder Agreement to the Company, the undersigned hereby agrees to become a party to, to be bound by, and to comply with all of the provisions of the Stockholders Agreement in the same manner and to the extent as fully as if the undersigned were an original signatory to such agreement.

Accordingly, the undersigned has executed and delivered this Joinder Agreement as of _____.

[JOINING STOCKHOLDER NAME]
By_____
[NAME], [TITLE]

Address:

EXHIBIT C

Form of Warrant

WARRANT

MY-SHOP HOLDINGS, INC.

THIS WARRANT AND THE SECURITIES ISSUABLE UPON EXERCISE OF THIS WARRANT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "**ACT**"), OR QUALIFIED UNDER ANY STATE OR FOREIGN SECURITIES LAWS AND MAY NOT BE OFFERED FOR SALE, SOLD, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED OR ASSIGNED UNLESS (I) A REGISTRATION STATEMENT COVERING SUCH SHARES IS EFFECTIVE UNDER THE ACT AND IS QUALIFIED UNDER APPLICABLE STATE AND FOREIGN LAW OR (II) THE TRANSACTION IS EXEMPT FROM THE REGISTRATION AND PROSPECTUS DELIVERY REQUIREMENTS UNDER THE ACT AND THE QUALIFICATION REQUIREMENTS UNDER APPLICABLE STATE AND FOREIGN LAW AND, IF THE CORPORATION REQUESTS, AN OPINION SATISFACTORY TO THE CORPORATION TO SUCH EFFECT HAS BEEN RENDERED BY COUNSEL.

THIS WARRANT (AND THE SECURITIES ISSUABLE UPON EXERCISE OF THIS WARRANT) IS SUBJECT TO A STOCKHOLDERS AGREEMENT DATED AS OF THE DATE HEREOF, BY AND AMONG MY-SHOP HOLDINGS, INC. (THE "**COMPANY**"), CERTAIN STOCKHOLDERS OF THE COMPANY, AND THE ORIGINAL HOLDER HEREOF (AS AMENDED FROM TIME TO TIME, THE "**STOCKHOLDERS AGREEMENT**"). NO TRANSFER, SALE, ASSIGNMENT, PLEDGE, HYPOTHECATION, OR OTHER DISPOSITION OF THE SECURITIES REPRESENTED BY THIS WARRANT MAY BE MADE EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF SUCH STOCKHOLDERS AGREEMENT. A COPY OF THE STOCKHOLDERS AGREEMENT SHALL BE FURNISHED WITHOUT CHARGE BY THE COMPANY TO THE HOLDER HEREOF UPON REQUEST.

Warrant Certificate No.: [NUMBER]

Original Issue Date: [DATE]

FOR VALUE RECEIVED, MY-SHOP HOLDINGS, INC., a Delaware corporation (the "**Company**"), hereby certifies that [NAME OF HOLDER, or its assigns (the "**Holder**") is entitled to purchase from the Company [NUMBER] duly authorized, validly issued, fully paid, and nonassessable shares of Common Stock at a purchase price per share of $1.80 (subject to adjustment as provided herein, the "**Exercise Price**"), all subject to the terms, conditions, and adjustments set forth below in this Warrant. Certain capitalized terms used herein are defined in Section 1 hereof.

This Warrant has been issued pursuant to the terms of the Subscription Agreement, dated as of [DATE] (the "**Purchase Agreement**"), between the Company and the Holder.

     1.   <u>Definitions</u>. As used in this Warrant, the following terms have the respective meanings set forth below:

        "**Aggregate Exercise Price**" means an amount equal to the product of (a) the number of Warrant Shares in respect of which this Warrant is then being exercised

pursuant to Section 3 hereof, *multiplied by* (b) the Exercise Price in effect as of the Exercise Date in accordance with the terms of this Warrant.

"**Board**" means the board of directors of the Company.

"**Business Day**" means any day, except a Saturday, Sunday, or legal holiday on which banking institutions in the city of Florida are authorized or obligated by law or executive order to close.

"**Common Stock**" means the common stock, par value $0.00001 per share, of the Company, and any capital stock into which such Common Stock shall have been converted, exchanged, or reclassified following the date hereof.

"**Company**" has the meaning set forth in the preamble.

"**Convertible Securities**" means any securities (directly or indirectly) convertible into or exchangeable for Common Stock, but excluding Options.

"**Deemed Liquidation Event**" means shall mean (i) a liquidation, dissolution or winding up of the Company; (ii) the closing of the sale, transfer or other disposition of all or substantially all of the assets or shares of the Company or of the assets of its subsidiaries, taken as whole, except where such sale, transfer, or other disposition is to a wholly owned subsidiary of the Company; (iii) the closing of the sale, transfer or grant of a worldwide perpetual exclusive license over all or substantially all of intellectual property of the Company, taken as whole, except where such sale, transfer, or other disposition is to a wholly owned subsidiary of the Corporation; (iv) the consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of capital stock of the Company immediately prior to such merger or consolidation continue to hold at least fifty percent (50%) of the voting power of the surviving or acquiring entity).

"**Exercise Date**" means, for any given exercise of this Warrant, the date on which the conditions to such exercise as set forth in Section 3 shall have been satisfied at or prior to 5:00 p.m., Eastern Standard time, on a Business Day, including the receipt by the Company of the Exercise Agreement, the Warrant, and the Aggregate Exercise Price.

"**Exercise Agreement**" has the meaning set forth in Section 3(a)(i).

"**Exercise Period**" has the meaning set forth in Section 2.

"**Exercise Price**" has the meaning set forth in the preamble.

"**Fair Market Value**" means, as of any particular date: (a) the volume weighted average of the closing sales prices of the Common Stock for such day on all domestic securities exchanges on which the Common Stock may at the time be listed; (b) if there have been no sales of the Common Stock on any such exchange on any such day, the average of the highest bid and lowest asked prices for the Common Stock on all such exchanges at the end of such day; (c) if on any such day the Common Stock is not listed

on a domestic securities exchange, the closing sales price of the Common Stock as quoted on the OTC Bulletin Board, the Pink OTC Markets, or similar quotation system or association for such day; or (d) if there have been no sales of the Common Stock on the OTC Bulletin Board, the Pink OTC Markets, or similar quotation system or association on such day, the average of the highest bid and lowest asked prices for the Common Stock quoted on the OTC Bulletin Board, the Pink OTC Markets, or similar quotation system or association at the end of such day; in each case, averaged over twenty (20) consecutive Business Days ending on the Business Day immediately prior to the day as of which "Fair Market Value" is being determined; *provided*, that if the Common Stock is listed on any domestic securities exchange, the term "Business Day" as used in this sentence means Business Days on which such exchange is open for trading. If at any time the Common Stock is not listed on any domestic securities exchange or quoted on the OTC Bulletin Board, the Pink OTC Markets, or similar quotation system or association, the "Fair Market Value" of the Common Stock shall be the fair market value per share as determined by the Board.

"**Holder**" has the meaning set forth in the preamble.

"**IPO**" means the consummation of the first underwritten public offering of the Company's Common Stock pursuant to an effective registration statement under the Securities Act.

"**Options**" means any warrants or other rights or options to subscribe for or purchase Common Stock or Convertible Securities.

"**Original Issue Date**" means the date on which the Warrant was issued by the Company pursuant to the Purchase Agreement.

"**OTC Bulletin Board**" means the Financial Industry Regulatory Authority OTC Bulletin Board electronic inter-dealer quotation system.

"**Person**" means any individual, sole proprietorship, partnership, limited liability company, corporation, joint venture, trust, incorporated organization, or government or department or agency thereof.

"**Pink OTC Markets**" means the OTC Markets Group Inc. electronic inter-dealer quotation system, including OTCQX, OTCQB, and OTC Pink.

"**Purchase Agreement**" has the meaning set forth in the preamble.

"**Securities Act**" has the meaning set forth in Section 11(a).

"**Stockholders Agreement**" means that certain Stockholders Agreement, dated October _, 2025, among the Company and the other parties listed thereto, as the same may be amended, supplemented, or restated from time to time.

"**Warrant**" means this Warrant and all warrants issued upon division or combination of, or in substitution for, this Warrant.

"**Warrant Shares**" means the shares of Common Stock or other capital stock of the Company then purchasable upon exercise of this Warrant in accordance with the terms of this Warrant.

2.   <u>Term of Warrant</u>. Subject to the terms and conditions hereof, this Warrant may be exercised, in whole or in part, at any time and from time to time from the date hereof until 5:00 p.m., Eastern Time, on the earliest to occur of the following (or, if such day is not a Business Day, on the immediately preceding Business Day) (the "**Exercise Period**"): (a) the second anniversary of the date hereof; (b) the closing of a bona fide financing transaction or series of related closings that results in aggregate gross proceeds to the Company of at least $1,000,000, which financing is not pursuant to the Purchase Agreement; (c) a Deemed Liquidation Event; or (d) an IPO. During the Exercise Period, the Holder may exercise this Warrant for all or any part of the Warrant Shares purchasable hereunder (subject to adjustment as provided herein).

3.   <u>Exercise of Warrant</u>.

    (a)   <u>Exercise Procedure</u>. This Warrant may be exercised from time to time on any Business Day during the Exercise Period, for all or any part of the unexercised Warrant Shares, upon:

    (i)   surrender of this Warrant to the Company at its then principal executive offices (or an indemnification undertaking with respect to this Warrant in the case of its loss, theft, or destruction), together with an Exercise Agreement in the form attached hereto as **Exhibit A** (each, an "**Exercise Agreement**"), duly completed (including specifying the number of Warrant Shares to be purchased) and executed; and

    (ii)   payment to the Company of the Aggregate Exercise Price in accordance with Section 3(b).

    (b)   <u>Payment of the Aggregate Exercise Price</u>. Payment of the Aggregate Exercise Price shall be made, at the option of the Holder as expressed in the Exercise Agreement, by one of the following methods:

    (i)   by delivery to the Company of a certified or official bank check payable to the order of the Company or by wire transfer of immediately available funds to an account designated in writing by the Company, in the amount of such Aggregate Exercise Price;

    (ii)   by instructing the Company to withhold a number of Warrant Shares then issuable upon exercise of this Warrant with an aggregate Fair Market Value as of the Exercise Date equal to such Aggregate Exercise Price; or

    (iii)   any combination of the foregoing.

    In the event of any withholding of Warrant Shares or surrender of other equity securities pursuant to Section 3(b)(ii) above where the number of shares whose value is equal to the Aggregate Exercise Price is not a whole number, the number of shares

withheld by or surrendered to the Company shall be rounded up to the nearest whole share and the Company shall make a cash payment to the Holder (by delivery of a certified or official bank check or by wire transfer of immediately available funds) based on the incremental fraction of a share being so withheld by or surrendered to the Company in an amount equal to the product of (x) such incremental fraction of a share being so withheld or surrendered multiplied by (y) in the case of Common Stock, the Fair Market Value per Warrant Share as of the Exercise Date, and, in all other cases, the value thereof as of the Exercise Date determined in accordance with clause (iii)(y) above.

(c)   Upon receipt by the Company of the Exercise Agreement, surrender of this Warrant, and payment of the Aggregate Exercise Price (in accordance with Section 3(a) hereof), the Company shall, as promptly as practicable issue the Warrant Shares and deliver reasonable evidence of such issuance to the Holder, together with cash in lieu of any fraction of a share as provided in Section 3(d) hereof. For the avoidance of doubt, the Company may issue the Warrant Shares in certificated or uncertificated form, in its discretion. If issued in certificated form, the Company shall execute (or cause to be executed) and deliver to the Holder a certificate or certificates representing the Warrant Shares, which certificates shall, to the extent possible, be in such denomination or denominations as the exercising Holder reasonably requests in the Exercise Agreement. If issued in uncertificated form, the Company shall cause the Warrant Shares to be recorded in book-entry form on the records of the Company or its transfer agent and shall deliver to the Holder reasonable evidence of such book-entry issuance, which may include a transaction advice or statement from the Company or its transfer agent.

(d)   Fractional Shares. The Company shall not be required to issue a fractional Warrant Share upon exercise of any Warrant. As to any fraction of a Warrant Share that the Holder would otherwise be entitled to purchase upon such exercise, the Company shall pay to such Holder an amount in cash (by delivery of a certified or official bank check or by wire transfer of immediately available funds) equal to the product of (i) such fraction multiplied by (ii) the Fair Market Value of one Warrant Share on the Exercise Date.

(e)   Delivery of New Warrant. Unless the purchase rights represented by this Warrant shall have expired or shall have been fully exercised, the Company shall, at the time of delivery of the certificate or certificates representing the Warrant Shares being issued in accordance with Section 3(c) hereof, deliver to the Holder a new Warrant evidencing the rights of the Holder to purchase the unexpired and unexercised Warrant Shares called for by this Warrant. Such new Warrant shall in all other respects be identical to this Warrant.

(f)   Valid Issuance of Warrant and Warrant Shares; Payment of Taxes. With respect to the exercise of this warrant, the Company hereby represents, covenants, and agrees:

(i)   This Warrant is, and any Warrant issued in substitution for or replacement of this Warrant shall be, upon issuance, duly authorized and validly issued.

(ii)   All Warrant Shares issuable upon the exercise of this Warrant pursuant to the terms hereof shall be, upon issuance, and the Company shall take all such actions as may be necessary or appropriate in order that such Warrant Shares are, validly issued, fully paid, and non-assessable, issued without violation of any preemptive or similar rights of any stockholder of the Company and free and clear of all taxes, liens, and charges.

(iii)   The Company shall take all such actions as may be necessary to ensure that all such Warrant Shares are issued without violation by the Company of any applicable law or governmental regulation or any requirements of any domestic securities exchange upon which shares of Common Stock or other securities constituting Warrant Shares may be listed at the time of such exercise (except for official notice of issuance which shall be immediately delivered by the Company upon each such issuance).

(iv)   The Company shall use its best efforts to cause the Warrant Shares, immediately upon such exercise, to be listed on any domestic securities exchange upon which shares of Common Stock or other securities constituting Warrant Shares are listed at the time of such exercise.

(v)   The Company shall pay all expenses in connection with, and all taxes and other governmental charges that may be imposed with respect to, the issuance or delivery of Warrant Shares upon exercise of this Warrant; *provided*, that the Company shall not be required to pay any tax or governmental charge that may be imposed with respect to any applicable withholding or the issuance or delivery of the Warrant Shares to any Person other than the Holder, and no such issuance or delivery shall be made unless and until the Person requesting such issuance has paid to the Company the amount of any such tax, or has established to the satisfaction of the Company that such tax has been paid.

(g)   Conditional Exercise. Notwithstanding any other provision hereof, if an exercise of any portion of this Warrant is to be made in connection with a public offering or a sale of the Company (pursuant to a merger, sale of stock, or otherwise), such exercise may at the election of the Holder be conditioned upon the consummation of such transaction, in which case such exercise shall not be deemed to be effective until immediately prior to the consummation of such transaction.

(h)   Reservation of Shares. During the Exercise Period, the Company shall at all times reserve and keep available out of its authorized but unissued Common Stock or other securities constituting Warrant Shares, solely for the purpose of issuance upon the exercise of this Warrant, the maximum number of Warrant Shares issuable upon the exercise of this Warrant, and the par value per Warrant Share shall at all times be less than or equal to the applicable Exercise Price. The Company shall not increase the par value of any Warrant Shares receivable upon the exercise of this Warrant above the Exercise Price then in effect, and shall take all such actions as may be necessary or appropriate in order that the Company may validly and legally issue fully paid and nonassessable shares of Common Stock upon the exercise of this Warrant.

4. _Adjustment to Exercise Price and Number of Warrant Shares_. In order to prevent dilution of the purchase rights granted under this Warrant, the Exercise Price and the number of Warrant Shares issuable upon exercise of this Warrant shall be subject to adjustment from time to time as provided in this Section 4 (in each case, after taking into consideration any prior adjustments pursuant to this Section 4).

(a) _Adjustment to Exercise Price and Warrant Shares Upon Subdivision or Combination of Common Stock_. If the Company shall, at any time or from time to time after the Original Issue Date, subdivide (by any stock split, recapitalization, or otherwise) its outstanding shares of Common Stock into a greater number of shares, the Exercise Price in effect immediately prior to any such subdivision shall be proportionately reduced and the number of Warrant Shares issuable upon exercise of this Warrant shall be proportionately increased. If the Company at any time combines (by combination, reverse stock split, or otherwise) its outstanding shares of Common Stock into a smaller number of shares, the Exercise Price in effect immediately prior to such combination shall be proportionately increased and the number of Warrant Shares issuable upon exercise of this Warrant shall be proportionately decreased. Any adjustment under this Section 4(a) shall become effective at the close of business on the date the dividend, subdivision, or combination becomes effective.

(b) _Adjustment to Exercise Price and Warrant Shares Upon Reorganization, Reclassification, Consolidation, or Merger_. In the event of any (i) capital reorganization of the Company, (ii) reclassification of the stock of the Company (other than a change in par value or from par value to no par value or from no par value to par value or as a result of a stock dividend or subdivision, split-up, or combination of shares), (iii) consolidation or merger of the Company with or into another Person, (iv) sale of all or substantially all of the Company's assets to another Person or (v) other similar transaction (other than any such transaction covered by Section 4(a)), in each case which entitles the holders of Common Stock to receive (either directly or upon subsequent liquidation) stock, securities, or assets with respect to or in exchange for Common Stock, each Warrant shall, immediately after such reorganization, reclassification, consolidation, merger, sale, or similar transaction, remain outstanding and shall thereafter, in lieu of or in addition to (as the case may be) the number of Warrant Shares then exercisable under this Warrant, be exercisable for the kind and number of shares of stock or other securities or assets of the Company or of the successor Person resulting from such transaction to which the Holder would have been entitled upon such reorganization, reclassification, consolidation, merger, sale, or similar transaction if the Holder had exercised this Warrant in full immediately prior to the time of such reorganization, reclassification, consolidation, merger, sale, or similar transaction and acquired the applicable number of Warrant Shares then issuable hereunder as a result of such exercise (without taking into account any limitations or restrictions on the exercisability of this Warrant); and, in such case, appropriate adjustment (in form and substance satisfactory to the Holder) shall be made with respect to the Holder's rights under this Warrant to insure that the provisions of Section 4 shall thereafter be applicable, as nearly as possible, to this Warrant in relation to any shares of stock, securities, or assets thereafter acquirable upon exercise of this Warrant (including, in the case of any consolidation, merger, sale, or similar transaction in which the successor or purchasing Person is other than the Company, an immediate adjustment in the Exercise

Price to the value per share for the Common Stock reflected by the terms of such consolidation, merger, sale, or similar transaction, and a corresponding immediate adjustment to the number of Warrant Shares acquirable upon exercise of this Warrant without regard to any limitations or restrictions on exercise, if the value so reflected is less than the Exercise Price in effect immediately prior to such consolidation, merger, sale, or similar transaction). The provisions of this Section 4(b) shall similarly apply to successive reorganizations, reclassifications, consolidations, mergers, sales, or similar transactions. The Company shall not effect any such reorganization, reclassification, consolidation, merger, sale, or similar transaction unless, prior to the consummation thereof, the successor Person (if other than the Company) resulting from such reorganization, reclassification, consolidation, merger, sale, or similar transaction, shall assume, by written instrument substantially similar in form and substance to this Warrant and satisfactory to the Holder, the obligation to deliver to the Holder such shares of stock, securities, or assets which, in accordance with the foregoing provisions, such Holder shall be entitled to receive upon exercise of this Warrant.

(c) Certificate as to Adjustment.

(i) As promptly as reasonably practicable following any adjustment of the Exercise Price, but in any event not later than 10 Business Days thereafter, the Company shall furnish to the Holder a certificate of an executive officer setting forth in reasonable detail such adjustment and the facts upon which it is based and certifying the calculation thereof.

(ii) As promptly as reasonably practicable following the receipt by the Company of a written request by the Holder, but in any event not later than 10 Business Days thereafter, the Company shall furnish to the Holder a certificate of an executive officer certifying the Exercise Price then in effect and the number of Warrant Shares or the amount, if any, of other shares of stock, securities, or assets then issuable upon exercise of the Warrant.

(d) Notices. In the event:

(i) of any capital reorganization of the Company, any reclassification of the Common Stock of the Company, any consolidation or merger of the Company with or into another Person, or any sale of all or substantially all of the Company's assets to another Person; or

(ii) of the voluntary or involuntary dissolution, liquidation, or winding-up of the Company;

then, and in each such case, the Company shall send or cause to be sent to the Holder at least 10 days prior to the applicable record date or the applicable expected effective date, as the case may be, for the event, a written notice specifying, as the case may be, the effective date on which such reorganization, reclassification, consolidation, merger, sale, dissolution, liquidation, or winding-up is proposed to take place, and the date, if any is to be fixed, as of which the books of the Company shall close or a record shall be

taken with respect to which holders of record of Common Stock (or such other capital stock or securities at the time issuable upon exercise of the Warrant) shall be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, sale, dissolution, liquidation, or winding-up, and the amount per share and character of such exchange applicable to the Warrant and the Warrant Shares.

5.   Stockholders Agreement. This Warrant and all Warrant Shares issuable upon exercise of this Warrant are and shall become subject to, and have the benefit of, the Stockholders Agreement, and the Holder shall be required, for so long as the Holder holds this Warrant or any Warrant Shares, to become and remain a party to the Stockholders Agreement.

6.   Transfer of Warrant. Subject to the transfer conditions referred to in the legend endorsed hereon and the terms and conditions of the Stockholders Agreement, this Warrant and all rights hereunder are transferable, in whole or in part, by the Holder without charge to the Holder, upon surrender of this Warrant to the Company at its then principal executive offices with a properly completed and duly executed assignment, together with funds sufficient to pay any transfer taxes in connection with the making of such transfer. Upon such compliance, surrender, and delivery and, if required, such payment, the Company shall execute and deliver a new Warrant or Warrants in the name of the assignee or assignees and in the denominations specified in such instrument of assignment, and shall issue to the assignor a new Warrant evidencing the portion of this Warrant, if any, not so assigned and this Warrant shall promptly be cancelled.

7.   Holder Not Deemed a Stockholder; Limitations on Liability. Prior to the issuance to the Holder of the Warrant Shares to which the Holder is then entitled to receive upon the due exercise of this Warrant, the Holder shall not be entitled to vote or receive dividends or be deemed the holder of shares of capital stock of the Company for any purpose, nor shall anything contained in this Warrant be construed to confer upon the Holder, as such, any of the rights of a stockholder of the Company or any right to vote, give, or withhold consent to any corporate action (whether any reorganization, issue of stock, reclassification of stock, consolidation, merger, conveyance, or otherwise), receive notice of meetings, receive dividends or subscription rights, or otherwise.

8.   Replacement on Loss; Division and Combination.

(a)   Replacement of Warrant on Loss. Upon receipt of evidence reasonably satisfactory to the Company of the loss, theft, destruction, or mutilation of this Warrant and upon delivery of an indemnity reasonably satisfactory to it (it being understood that a written indemnification agreement or affidavit of loss of the Holder shall be a sufficient indemnity) and, in case of mutilation, upon surrender of such Warrant for cancellation to the Company, the Company at its own expense shall execute and deliver to the Holder, in lieu hereof, a new Warrant of like tenor and exercisable for an equivalent number of Warrant Shares as the Warrant so lost, stolen, mutilated, or destroyed; *provided*, that, in the case of mutilation, no indemnity shall be required if this Warrant in identifiable form is surrendered to the Company for cancellation.

(b)   Division and Combination of Warrant. Subject to compliance with the applicable provisions of this Warrant and the Stockholders Agreement as to any transfer or

other assignment which may be involved in such division or combination, this Warrant may be divided or, following any such division of this Warrant, subsequently combined with other Warrants, upon the surrender of this Warrant or Warrants to the Company at its then principal executive offices, together with a written notice specifying the names and denominations in which new Warrants are to be issued, signed by the respective Holders or their agents or attorneys. Subject to compliance with the applicable provisions of this Warrant and the Stockholders Agreement as to any transfer or assignment which may be involved in such division or combination, the Company shall at its own expense execute and deliver a new Warrant or Warrants in exchange for the Warrant or Warrants so surrendered in accordance with such notice. Such new Warrant or Warrants shall be of like tenor to the surrendered Warrant or Warrants and shall be exercisable in the aggregate for an equivalent number of Warrant Shares as the Warrant or Warrants so surrendered in accordance with such notice.

9.   Compliance with the Securities Act.

        (a)   Agreement to Comply with the Securities Act; Legend. The Holder, by acceptance of this Warrant, agrees to comply in all respects with the provisions of this Section 9 and the restrictive legend requirements set forth on the face of this Warrant and further agrees that such Holder shall not offer, sell, or otherwise dispose of this Warrant or any Warrant Shares to be issued upon exercise hereof except under circumstances that will not result in a violation of the Securities Act of 1933, as amended (the "**Securities Act**").

        (b)   Representations of the Holder. In connection with the issuance of this Warrant, the Holder specifically represents, as of the date hereof, to the Company by acceptance of this Warrant as follows:

        (i)   The Holder is acquiring this Warrant and the Warrant Shares to be issued upon exercise hereof for investment for its own account and not with a view towards, or for resale in connection with, the public sale or distribution of this Warrant or the Warrant Shares, except pursuant to sales registered or exempted under the Securities Act.

        (ii)   The Holder understands and acknowledges that this Warrant and the Warrant Shares to be issued upon exercise hereof are "restricted securities" under the federal securities laws inasmuch as they are being acquired from the Company in a transaction not involving a public offering and that, under such laws and applicable regulations, such securities may be resold without registration under the Securities Act only in certain limited circumstances. In addition, the Holder represents that it is familiar with Rule 144 under the Securities Act, as presently in effect, and understands the resale limitations imposed thereby and by the Securities Act.

        (iii)   The Holder acknowledges that it can bear the economic and financial risk of its investment for an indefinite period, and has such knowledge and experience in financial or business matters that it is capable of evaluating the merits and risks of the investment in the Warrant and the Warrant Shares. The

Holder has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of the offering of the Warrant and the business, properties, prospects, and financial condition of the Company.

10.   Warrant Register. The Company shall keep and properly maintain at its principal executive offices books for the registration of the Warrant and any transfers thereof. The Company may deem and treat the Person in whose name the Warrant is registered on such register as the Holder thereof for all purposes, and the Company shall not be affected by any notice to the contrary, except any assignment, division, combination, or other transfer of the Warrant effected in accordance with the provisions of this Warrant.

11.   Notices. All notices, requests, consents, claims, demands, waivers, and other communications hereunder shall be in writing and shall be deemed to have been given: (a) when delivered by hand (with written confirmation of receipt); (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested); (c) on the date sent by email of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next Business Day if sent after normal business hours of the recipient; or (d) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective parties at the addresses indicated below, the signature page hereto, or at such other address for a party as shall be specified in a notice given in accordance with this Section 11.

If to the Company: My Shop Holdings Inc.
Email: itsik@myshoptechnologies.com, roey@my-shop.co.il
Attention: Mr. Itzhak Zizov and Mr. Roey Gesser

12.   Cumulative Remedies. The rights and remedies provided in this Warrant are cumulative and are not exclusive of, and are in addition to and not in substitution for, any other rights or remedies available at law, in equity or otherwise.

13.   Equitable Relief. Each of the Company and the Holder acknowledges that a breach or threatened breach by such party of any of its obligations under this Warrant would give rise to irreparable harm to the other party hereto for which monetary damages would not be an adequate remedy and hereby agrees that in the event of a breach or a threatened breach by such party of any such obligations, the other party hereto shall, in addition to any and all other rights and remedies that may be available to it in respect of such breach, be entitled to equitable relief, including a restraining order, an injunction, specific performance, and any other relief that may be available from a court of competent jurisdiction.

14.   Entire Agreement. This Warrant, together with the Stockholders Agreement and the Purchase Agreement, constitutes the sole and entire agreement of the parties to this Warrant with respect to the subject matter contained herein, and supersedes all prior and contemporaneous understandings and agreements, both written and oral, with respect to such subject matter. In the event of any inconsistency between the statements in the body of this Warrant and the statements

in the Stockholders Agreement or the Purchase Agreement, the statements in the body of this Warrant shall control.

15.   Successor and Assigns. This Warrant and the rights evidenced hereby shall be binding upon and shall inure to the benefit of the parties hereto and the successors of the Company and the successors and permitted assigns of the Holder. Such successors and/or permitted assigns of the Holder shall be deemed to be a Holder for all purposes hereunder.

16.   No Third-Party Beneficiaries. This Warrant is for the sole benefit of the Company and the Holder and their respective successors and, in the case of the Holder, permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other Person any legal or equitable right, benefit, or remedy of any nature whatsoever, under or by reason of this Warrant.

17.   Interpretation. For purposes of this Warrant and unless the context otherwise requires, (a) the words "include", "includes", and "including" are deemed to be followed by the words "without limitation", (b) the word "or" is not exclusive, and (c) the words "herein", "hereof", "hereby", "hereto", and "hereunder" refer to this Warrant as a whole. All references to "$" means the lawful currency of the United States of America. Whenever the singular is used in this Warrant, the same shall include the plural, and whenever the plural is used herein, the same shall include the singular, where appropriate. The headings in this Warrant are for reference only and shall not affect the interpretation of this Warrant.

18.   Amendment and Modification; Waiver. Except as otherwise provided herein, this Warrant may only be amended, modified, or supplemented by an agreement in writing signed by each party hereto. No waiver by the Company or the Holder of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the party so waiving. No waiver by any party shall operate or be construed as a waiver in respect of any failure, breach, or default not expressly identified by such written waiver, whether of a similar or different character, and whether occurring before or after that waiver. No failure to exercise, or delay in exercising, any rights, remedy, power, or privilege arising from this Warrant shall operate or be construed as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power, or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power, or privilege.

19.   Severability. If any term or provision of this Warrant is invalid, illegal, or unenforceable in any jurisdiction, such invalidity, illegality, or unenforceability shall not affect any other term or provision of this Warrant or invalidate or render unenforceable such term or provision in any other jurisdiction.

20.   Governing Law. This Warrant shall be governed by and construed in accordance with the internal laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of laws of any jurisdiction other than those of the State of Delaware.

21.   Submission to Jurisdiction. Any legal suit, action, or proceeding arising out of or based upon this Warrant or the transactions contemplated hereby may be instituted in the federal

courts of the United States of America or the courts of the State of Delaware, and each party irrevocably submits to the exclusive jurisdiction of such courts in any such suit, action, or proceeding. Service of process, summons, notice, or other document by certified or registered mail to such party's address set forth herein shall be effective service of process for any suit, action, or other proceeding brought in any such court. The parties irrevocably and unconditionally waive any objection to the laying of venue of any suit, action, or any proceeding in such courts and irrevocably waive and agree not to plead or claim in any such court that any such suit, action, or proceeding brought in any such court has been brought in an inconvenient forum.

22.   Waiver of Jury Trial. Each party acknowledges and agrees that any controversy which may arise under this Warrant is likely to involve complicated and difficult issues and, therefore, each such party irrevocably and unconditionally waives any right it may have to a trial by jury in respect of any legal action arising out of or relating to this Warrant or the transactions contemplated hereby.

23.   Counterparts. This Warrant may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement. A signed copy of this Warrant delivered by facsimile, e-mail, or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Warrant.

24.   No Strict Construction. This Warrant shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting an instrument or causing any instrument to be drafted.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the Company has duly executed this Warrant on the Original Issue Date.

MY-SHOP HOLDINGS, INC.

By: _____

[NAME] _____

[TITLE] _____

Accepted and agreed,

[HOLDER NAME]

By:_____

[NAME]_____

[TITLE] _____

Address: _____

Stockholders Agreement

MY-SHOP HOLDINGS, INC.

STOCKHOLDERS AGREEMENT

THIS STOCKHOLDERS AGREEMENT (this "**Agreement**"), dated as of October 19, 2025 (the "**Effective Date**"), is entered into among MY-SHOP HOLDINGS, INC., a Delaware corporation (the "**Company**"), each Person identified on **Schedule A** hereto (each, an "**Initial Stockholder**" and collectively, the "**Initial Stockholders**"), and each other Person who after the date hereof acquires Shares of the Company and becomes a party to this Agreement (such Persons, collectively with the Initial Stockholders, the "**Stockholders**").

RECITALS

WHEREAS, the Initial Stockholders have formed the Company for the purposes of conducting and operating the Business;

WHEREAS, the Company has authorized 100,000,000 Shares;

WHEREAS, as of the date hereof, each Stockholder owns the number and percentage of the issued and outstanding Shares set forth opposite the Stockholder's name on **Schedule A** hereto; and

WHEREAS, the Initial Stockholders and the other Stockholders parties hereto deem it in their best interests and in the best interests of the Company to set forth in this Agreement their respective rights and obligations in connection with their investment in the Company.

NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I
DEFINITIONS

Capitalized terms used herein and not otherwise defined shall have the meanings specified or referenced in this Article I.

"**Affiliate**" means with respect to any Person, any other Person who, directly or indirectly (including through one or more intermediaries), controls, is controlled by, or is under common control with, such Person. For purposes of this definition, "control," when used with respect to any specified Person, shall mean the power, direct or indirect, to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities or partnership or other ownership interests, by contract or otherwise; and the terms "controlling" and "controlled" shall have correlative meanings.

"**Agreement**" has the meaning set forth in the preamble.

"**Applicable Law**" means all applicable provisions of (a) constitutions, treaties, statutes, laws (including the common law), rules, regulations, decrees, ordinances, codes, proclamations, declarations, or orders of any Governmental Authority; (b) any consents or approvals of any

Governmental Authority; and (c) any orders, decisions, advisory or interpretative opinions, injunctions, judgments, awards, decrees of, or agreements with, any Governmental Authority.

"**Board**" has the meaning set forth in Section 2.01(a).

"**Business**" means B2B digital commerce and marketing solutions designed to enhance online sales performance.

"**Business Day**" means a day other than a Saturday, Sunday, or other day on which commercial banks in the State of Florida are authorized or required to close.

"**By-Laws**" means the by-laws of the Company, as amended, modified, supplemented, or restated from time to time in accordance with the terms of this Agreement.

"**Certificate of Incorporation**" means the Certificate of Incorporation of the Company, as filed on September 22, 2025, with the Secretary of State of the State of Delaware, and as amended, modified, supplemented, or restated from time to time in accordance with the terms of this Agreement.

"**Company**" has the meaning set forth in the preamble.

"**Competitor**" means any Person that, directly or indirectly, competes with the Company in the Business (or any portion thereof) and/or whose business is or includes the Business (or any portion thereof).

"**Confidential Information**" has the meaning set forth in Section 5.01(a).

"**Control**" means (A) the ownership of more than 50% of the equity securities (or similar interest) and voting rights of a company or other entity; or (B) the right to appoint more than 50% of the members of a board of directors (or similar governing body) of such company or entity.

"**Director**" has the meaning set forth in Section 2.01(a).

"**DGCL**" means the Delaware General Corporation Law, as amended from time to time and including any successor legislation thereto and any regulations promulgated thereunder.

"**Effective Date**" has the meaning set forth in the preamble.

"**Fiscal Year**" means, for financial accounting purposes, January 1 to December 31, or such other period as determined by the Board from time to time.

"**Founder**" means each of Roey Gesser and Itzhak Zizov, and any Permitted Transferee of either such person.

"**GAAP**" means United States generally accepted accounting principles in effect from time to time.

"**Governmental Authority**" means any federal, state, local, or foreign government or political subdivision thereof, or any agency or instrumentality of such government or political subdivision, or any self-regulated organization or other non-governmental regulatory authority or quasi-governmental authority (to the extent that the rules, regulations, or orders of such organization or authority have the force of law), or any arbitrator, court, or tribunal of competent jurisdiction.

"**Initial Public Offering**" means any offering of Shares pursuant to a registration statement filed in accordance with the Securities Act.

"**Initial Stockholders**" has the meaning set forth in the preamble.

"**Joinder Agreement**" means the joinder agreement in form and substance of **Exhibit A** attached hereto.

"**Lien**" means any lien, claim, charge, mortgage, pledge, security interest, option, preferential arrangement, right of first offer, encumbrance, or other restriction or limitation of any nature whatsoever.

"**Marital Relationship**" means a civil union, domestic partnership, marriage, or any other similar relationship that is legally recognized in any jurisdiction.

"**Material Stockholder**" means a Stockholder who holds at least 5% of the issued and outstanding Shares of the Company on the relevant date.

"**New Securities**" means any Securities, whether now or hereafter authorized by the Company, but excluding: (i) securities issued pursuant to a Recapitalization Event; (ii) securities issued or offered pursuant to an Initial Public Offering; (iii) securities issued upon the exercise of options to purchase securities of the Company that are outstanding on the date of adoption of this Agreement; (iv) shares or options to purchase shares issued to employees, directors, office holders, advisory board members, or consultants of the Company or of a Controlled affiliate of the Company, pursuant to option plans and similar arrangements approved by the Board, and shares of the Company issued upon exercise of such options; (v) securities issued as a dividend or in connection with a distribution; (vi) securities issued pursuant to the acquisition of another corporation or entity by way of a merger, purchase of shares or equity interests, or purchase of substantially all of the assets thereof; or (vii) securities issued as a result of anti-dilution rights existing as of the date hereof or contemplated by this Agreement.

"**Offered Shares**" has the meaning set forth in Section 3.02(a).

"**Organizational Documents**" means the Certificate of Incorporation and the By-Laws.

"**Permitted Transferee**" means (a) with respect to an individual: (i) a spouse, sibling, parent, or child of such individual; (ii) a legal entity Controlled by such individual, provided, however, that such legal entity shall remain under such Control; and (iii) a trustee of a trust established for his/her benefit and/or his/her benefit and the benefit of one or more of his/her parent, spouse, brother, sister, or child.

.

"**Person**" means an individual, corporation, partnership, joint venture, limited liability company, Governmental Authority, unincorporated organization, trust, association, or other entity.

"**Recapitalization Event**" means any event of share combination, split, subdivision or consolidation, distribution of bonus shares or any other reclassification, reorganization or recapitalization of the Company's share capital where the Shareholders retain their proportionate holdings in the Company.

"**Representative**" means, with respect to any Person, any and all directors, managers, members, partners, officers, employees, consultants, financial advisors, counsel, accountants, and other agents of such Person.

"**ROFR Notice**" has the meaning set forth in Section 3.02(d).

"**Sale of the Company**" means a transaction or series of related transactions in which a Person, or a group of related Persons, acquires from Stockholders of the Company shares representing more than 50% of the outstanding voting power of the Company.

"**Securities**" means Shares, securities convertible into or exchangeable for or exercisable into any shares of any kind or class of the Company, debentures, capital notes, SAFEs, advance share purchase agreements, warrants, options, or rights entitling membership or participation in the Company.

"**Securities Act**" means the Securities Act of 1933, as amended, or any successor federal statute, and the rules and regulations thereunder, which shall be in effect at the time.

"**Shares**" means shares of common stock, $0.00001 par value, of the Company and any securities issued in respect thereof, or in substitution therefor, in connection with any share split, dividend, or combination, or any reclassification, recapitalization, merger, consolidation, exchange, or similar reorganization.

"**Spouse**" means a spouse, a party to a civil union, a domestic partner, a same-sex spouse or partner, or any individual in a Marital Relationship with a Stockholder.

"**Stockholders**" has the meaning set forth in the preamble.

"**Subsidiary**" means with respect to any Person, any other Person of which a majority of the outstanding shares or other equity interests having the power to vote for directors or comparable managers are owned, directly or indirectly, by the first Person.

"**Supermajority Approval**" means with respect to any matter that must be approved by the Stockholders pursuant to this Agreement, the affirmative vote or written consent of Stockholders holding at least 60% of the issued and outstanding Shares.

"**Third-Party Purchaser**" means any Person who, immediately prior to the contemplated transaction: (a) does not, directly or indirectly, own or have the right to acquire any outstanding

Shares; or (b) is not a Permitted Transferee of any Person who, directly or indirectly, owns or has the right to acquire any Shares.

"**Transfer**" means to, directly or indirectly, sell, transfer, assign, gift, pledge, encumber, hypothecate, or similarly dispose of, either voluntarily or involuntarily, by operation of law or otherwise, or to enter into any contract, option, or other arrangement or understanding with respect to the sale, transfer, assignment, gift, pledge, encumbrance, hypothecation, or similar disposition of, any Shares owned by a Person or any interest (including a beneficial interest) in any Shares owned by a Person. "Transfer" when used as a noun shall have a correlative meaning.

ARTICLE II
MANAGEMENT AND OPERATION OF THE COMPANY

Section 2.01   Board of Directors.

(a)   Subject to Section 2.02, the Stockholders agree that the business and affairs of the Company shall be managed through a board of directors (the "**Board**") consisting of not less than one (1) and not more than three (3) members (each member of the Board, a "**Director**"). Each Founder who, together with its Permitted Transferees, holds at least 5% of the issued and outstanding Shares of the Company, shall have the right to designate one (1) Director to the Board. If both Founders, together with their Permitted Transferees, each hold at least 5% of the issued and outstanding Shares, they may jointly designate one (1) additional Director to the Board. Each such Director may be removed and replaced at any time by the Founder(s) who designated such Director, by written notice to the Company and the other Stockholders. Each such Director shall hold office until such Director is removed as set forth in Section 2.01(b) or Section 2.01(d).

(b)   In the event any Founder, together with its Permitted Transferees, ceases to own at least 5% of the issued and outstanding Shares, then: (i) such Founder shall cease to have the right to designate any Directors pursuant to Section 2.01(a) and any Director appointed by him shall cease to be a Board member.

(c)   If required, each Stockholder shall vote all Shares over which such Stockholder has voting control and shall take all other necessary or desirable actions within such Stockholder's control (including in its capacity as a stockholder or otherwise, and whether at a regular or special meeting of the Stockholders or by written consent in lieu of a meeting) to elect to the Board any individual designated by a Founders pursuant to Section 2.01(a).

(d)   Each Founder shall have the right at any time to remove (with or without cause) any Director designated by such Founder to the Board and, if required, each other Stockholder shall vote all Shares over which such Stockholder has voting control and shall take all other necessary or desirable actions within such Stockholder's control (including in its capacity as a stockholder or otherwise, and whether at a regular or special meeting of the Stockholders or by written consent in lieu of a meeting) to remove from the Board any individual designated by such Founder that such Founder desires to remove pursuant to this Section 2.01(d). Except as provided in the preceding sentence, unless a Founder

otherwise consents in writing, no other Stockholder shall take any action to cause the removal of any Directors designated by such Founder.

(e)   Subject to Section 2.01(b), in the event a vacancy is created on the Board at any time and for any reason (whether as a result of death, disability, retirement, resignation, or removal pursuant to Section 2.01(d)), the Founder that designated such Director shall have the right to designate a different individual to replace such Director and each other Stockholder, if required, shall vote all Shares over which such Stockholder has voting control and shall take all other necessary or desirable actions within such Stockholder's control (including in its capacity as a stockholder or otherwise, and whether at a regular or special meeting of the Stockholders or by written consent in lieu of a meeting) to elect to the Board such individual designated by such Founder.

(f)   The Board shall have the right to establish any committee of Directors as the Board shall deem appropriate from time to time. Subject to this Agreement, the Organizational Documents, and Applicable Laws, committees of the Board shall have the rights, powers, and privileges granted to such committee by the Board from time to time. Any delegation of authority to a committee of Directors to take any action must be approved in the same manner as would be required for the Board to approve such action directly. Any committee of Directors shall be composed of the same proportion of Directors as the Founders are then entitled to appoint to the Board pursuant to Section 2.01(a).

Section 2.02   Supermajority Voting Arrangements. In addition to any vote or consent of the Board or the Stockholders of the Company required by Applicable Laws, including the DGCL, until an Initial Public Offering and for so long as a Founder (as defined herein) holds at least 10% of the issued and outstanding Shares of the Company, the Company shall not take any action or adopt any resolution with respect to any of the following matters, and no such action or resolution shall have any effect without first obtaining the affirmative vote or written consent of such Founder (or the Director designated by such Founder):

(a)   Any amendment or modification of the Articles of Incorporation or By-laws that would adversely affect the rights, preferences, or privileges of the Founders;

(b)   The taking of any loan that would create any guarantee of the Founder, endorsement or otherwise becoming directly or contingently liable on any indebtedness of any other Person;

(c)   Any material deviation from the primary business of the Company;

(d)   Liquidation, dissolution, or winding up of the affairs of the Company, or effecting any acquisition or sale, in a single transaction or series of related transactions, of all or substantially all of the shares or the assets of the Company;

(e)   Appointment or dismissal of the Chief Executive Officer of the Company;

(f)   Approval of an annual budget;

(g)   Issuance of New Securities;

(h)   Approval of a dividend distribution;

(i)   Issuing convertible securities, debentures, or any mortgage, charge, pledge, Lien, or other security over the Company or its property; and

(j)   Voluntary liquidation or dissolution of the Company.

ARTICLE III
TRANSFER OF INTERESTS

Section 3.01   General Restrictions on Transfer.

(a)   Except as permitted pursuant to Section 3.01(b), no Stockholder shall, directly or indirectly, voluntarily or involuntarily, Transfer any Shares, unless such Transfer is made in strict compliance with the procedures described in Section 3.02 (Right of First Refusal), Section 3.03 (Tag Along) and Section 4.01 (Drag-Along), as applicable. Any Transfer of Shares (other than to a Permitted Transferee) shall be subject to the Right of First Refusal set forth in Section 3.02.

(b)   The provisions of Section 3.01(a) and Section 3.02 shall not apply to any of the following Transfers by any Stockholder of any of its Shares:

(i)   to a Permitted Transferee; or

(ii)   pursuant to a merger, consolidation, or other business combination of the Company with a Third-Party Purchaser that has been approved in compliance with Section 2.02(i) or Section 2.02(j).

(c)   In addition to any legends required by Applicable Laws, each certificate representing the Shares of the Company now owned or that may hereafter be acquired by the Stockholders shall bear a legend substantially in the following form:

"THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A STOCKHOLDERS AGREEMENT AMONG THE COMPANY AND ITS STOCKHOLDERS, A COPY OF WHICH IS ON FILE AT THE PRINCIPAL EXECUTIVE OFFICE OF THE COMPANY. NO TRANSFER, SALE, ASSIGNMENT, PLEDGE, HYPOTHECATION, OR OTHER DISPOSITION OF THE SHARES REPRESENTED BY THIS CERTIFICATE MAY BE MADE EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF SUCH STOCKHOLDERS AGREEMENT.

THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER ANY OTHER APPLICABLE SECURITIES LAWS AND MAY NOT BE TRANSFERRED, SOLD, ASSIGNED, PLEDGED, HYPOTHECATED, OR OTHERWISE DISPOSED OF EXCEPT (A) PURSUANT TO A

REGISTRATION STATEMENT EFFECTIVE UNDER SUCH ACT AND LAWS, OR (B) PURSUANT TO AN EXEMPTION FROM REGISTRATION THEREUNDER.

(d)   Prior notice shall be given to the Company by a Stockholder of any Transfer of Shares, including Transfers to a Permitted Transferee. Prior to consummation of any Transfer by any Stockholder of any of its Shares, including a Transfer to a Permitted Transferee or a Third-Party Purchaser, such Stockholder shall cause any transferee who is not already a party to this Agreement to execute and deliver to the Company a Joinder Agreement in which such transferee agrees to be bound by the terms and conditions of this Agreement.

(e)   Notwithstanding any other provision of this Agreement, each Stockholder agrees that it will not, directly or indirectly, Transfer any of its Shares: (i) except as permitted under the Securities Act and other applicable federal or state securities laws, and then, if requested by the Company, only upon delivery to the Company of an opinion of counsel in form and substance satisfactory to the Company to the effect that such Transfer may be effected without registration under the Securities Act; (ii) if it would cause the Company or any of its Subsidiaries to be required to register as an investment company under the Investment Company Act of 1940, as amended; or (iii) if it would cause the assets of the Company or any of its Subsidiaries to be deemed plan assets as defined under the Employee Retirement Income Security Act of 1974 or its accompanying regulations or result in any "prohibited transaction" thereunder involving the Company. In any event, the Board may refuse the Transfer to any Person if such Transfer would have a material adverse effect on the Company as a result of any regulatory or other restrictions imposed by any Governmental Authority.

(f)   Any Transfer or attempted Transfer of any Shares in violation of this Agreement shall be null and void, no such Transfer shall be recorded on the Company's books, and the purported transferee in any such Transfer shall not be treated (and the purported transferor shall continue to be treated) as the owner of such Shares for all purposes of this Agreement and the Organizational Documents of the Company.

(g)   This Agreement shall cover all of the Shares now owned or hereafter acquired by the Stockholders while this Agreement remains in effect.

Section 3.02   Right of First Refusal.

(a)   If at any time prior to an Initial Public Offering, any Stockholder (the "Offeror") desires to Transfer any Shares (the "**Offered Shares**") to any Person other than a Permitted Transferee (the "**Proposed Transferee**"), the Offeror shall first offer such Offered Shares to each Material Stockholder (as defined herein) in accordance with this Section 3.02.

(b)   The Offeror shall deliver to the Company and each Material Stockholder a written notice (the "**ROFR Notice**") stating: (i) the Offeror's intention to Transfer the Offered Shares, (ii) the number of Offered Shares to be Transferred, (iii) the identity of the Proposed Transferee, (iv) the price and material terms and conditions of the proposed

Transfer, and (v) the proposed date, time, and location of the closing of the Transfer, which shall not be less than sixty (60) days from the date of the ROFR Notice.

(c) Each Material Stockholder shall have a period of five (5) Business Days from the date of delivery of the ROFR Notice (the "ROFR Response Period") to notify the Offeror and the Company in writing of its election to purchase all or any part of its pro rata share of the Offered Shares, on the same terms and conditions as set forth in the ROFR Notice. The pro rata share of each Material Stockholder shall be determined by the ratio of (A) the number of Shares held by such Material Stockholder immediately prior to the proposed Transfer, to (B) the total number of Shares held by all Material Stockholders immediately prior to the proposed Transfer.

(d) If any Material Stockholder does not elect to purchase its full pro rata share of the Offered Shares, the remaining Offered Shares may be allocated among the other Material Stockholders who elected to purchase more than their pro rata share, in proportion to their respective holdings, by written notice within three (3) Business Days after the expiration of the ROFR Response Period.

(e) Any Material Stockholder who does not respond within the ROFR Response Period shall be deemed to have waived its right to purchase the Offered Shares.

(f) If the Material Stockholders do not elect to purchase all of the Offered Shares within the ROFR Response Period (including any reallocation as set forth above), the Offeror may, during the one hundred and twenty (120) day period following the expiration of the ROFR Response Period, Transfer the remaining Offered Shares to the Proposed Transferee on terms and conditions no more favorable to the Proposed Transferee than those set forth in the ROFR Notice. If the Offered Shares are not so Transferred within such 120-day period, the right to Transfer such Offered Shares shall lapse, and any proposed Transfer shall again be subject to the provisions of this Section 3.02.

(g) At the closing of any purchase by Material Stockholders under this Section 3.02, the Offeror shall deliver to each purchasing Material Stockholder the certificates (if any) representing the Offered Shares, duly endorsed for transfer, against payment of the purchase price as set forth in the ROFR Notice.

(h) Any Transfer or attempted Transfer of Shares in violation of this Section 3.02 shall be null and void, and the purported transferee shall not be recognized as a Stockholder of the Company for any purpose.

(i) The provisions of this Section 3.02 shall also apply to any Transfer of Shares by operation of law, including by a receiver, liquidator, trustee in bankruptcy, administrator of an estate, or executor of a will, except for Transfers to Permitted Transferees.

(j) For the avoidance of doubt, Transfers to Permitted Transferees are not subject to this Section 3.02, provided that such Permitted Transferee assumes in writing all obligations of the transferring Stockholder under this Agreement.

(k)

Section 3.03   Tag Along Rights. Until an Initial Public Offering, if any Stockholder (the "**Selling Stockholder**") proposes to Transfer, in a single transaction or series of related transactions, shares representing at least 10% of the issued and outstanding Shares of the Company to a Third-Party Purchaser (other than a Permitted Transferee), then, as part of the ROFR Notice required under Section 3.02, the Selling Stockholder shall also provide written notice (the "**Tag Along Notice**") to each Material Stockholder (each, an "**Eligible Stockholder**"), specifying the number of shares proposed to be Transferred, the identity of the Third-Party Purchaser, the price and material terms and conditions of the proposed Transfer, and the proposed date of closing.

Each Eligible Stockholder shall have five (5) Business Days from receipt of the Tag Along Notice to notify the Selling Stockholder and the Company in writing of its election to participate in the proposed Transfer (the "**Tag Along Election**"). Each Eligible Stockholder electing to participate (an "**Exercising Tag Along Stockholder**") may include for sale in the proposed Transfer a number of shares equal to the product of (i) the aggregate number of shares proposed to be Transferred by the Selling Stockholder, multiplied by (ii) a fraction, the numerator of which is the number of shares held by such Exercising Tag Along Stockholder immediately prior to the Transfer, and the denominator of which is the sum of the aggregate number of shares held by the Selling Stockholder and all Exercising Tag Along Stockholders immediately prior to the Transfer.

The Selling Stockholder shall not Transfer any shares to the Third-Party Purchaser unless the Third-Party Purchaser concurrently purchases, on the same terms and conditions, all shares that the Exercising Tag Along Stockholders have elected to include in the sale up to their respective pro rata amounts. If the Third-Party Purchaser refuses to purchase such shares, the Selling Stockholder shall not Transfer any shares to the Third-Party Purchaser unless and until, simultaneously with such sale, the Selling Stockholder purchases from the Exercising Tag Along Stockholders such number of shares reflecting their pro rata portion under this Section.

Any Eligible Stockholder who does not deliver a Tag Along Election within the five (5) Business Day period shall be deemed to have waived its rights under this Section with respect to the proposed Transfer.

The Selling Stockholder shall use reasonable best efforts to ensure that the terms and conditions of the proposed Transfer are the same for all participating Stockholders, including with respect to price, form of consideration, and closing date.

This Tag Along Right shall be exercised in parallel with, and not in duplication of, the Right of First Refusal process under Section 3.02. Any shares purchased by Stockholders under the Right of First Refusal shall not be included in the Tag Along allocation.

ARTICLE IV
DRAG ALONG; RIGHT OF FIRST OFFER

Section 4.01   **Drag-Along Right.**

(a)   In the event that (i) the holders holding at least 60% of the issued and outstanding Shares (the "**Electing Holders**") and (iii) the Board; approve a Sale of the Company (which approval of the Electing Holders must be in writing), which approval specifies that this Section 4.01 shall apply to such transaction, then, subject to satisfaction of each of the conditions set forth below, each Stockholder and the Company hereby agree:

(i)   if such transaction requires stockholder approval, with respect to all shares of the Company that such Stockholder owns or over which such Stockholder otherwise exercises voting power, to vote (in person, by proxy or by action by written consent, as applicable) all such shares in favor of, and approve, such Sale of the Company and to vote in opposition to any and all other proposals that could reasonably be expected to delay or impair the ability of the Company to consummate such Sale of the Company;

(ii)   to sell the same proportion of shares of capital stock of the Company beneficially held by such Stockholder as is being sold by the Electing Holders to the Person to whom the Electing Holders propose to sell their shares, and, except as permitted below, on the same terms and conditions as the other stockholders of the Company;

(iii)   to execute and deliver all related documentation and take such other action in support of the Sale of the Company as shall reasonably be requested by the Company or the Electing Holders in order to carry out the terms and provisions of this Section 4.01, including, without limitation, (A) executing and delivering instruments of conveyance and transfer, and any purchase agreement, merger agreement, any associated indemnity agreement, any reasonably customary release agreement in the capacity of a securityholder, termination of investment-related documents, accredited investor forms, documents evidencing the removal of board designees, powers of attorney or escrow agreements, any associated voting, support, or joinder agreement, consent, waiver, governmental filing, share certificates duly endorsed for transfer (free and clear of impermissible Liens, claims, and encumbrances), and any similar or related documents; and (B) providing any information reasonably necessary for any public filings with the Securities and Exchange Commission in connection with the Sale of the Company;

(iv)   not to deposit, and to cause their Affiliates not to deposit, except as provided in this Agreement, any shares of the Company owned by such party or Affiliate in a voting trust or subject any such shares to any arrangement or agreement with respect to the voting of such shares, unless specifically requested to do so by the acquirer in connection with the Sale of the Company;

(v)   to refrain from (i) exercising any dissenters' rights or rights of appraisal under applicable law at any time with respect to such Sale of the Company, or (ii) asserting any claim or commencing, joining, or participating in any way (including, without limitation, as a member of a class) in any action, suit, or proceeding challenging the Sale of the Company, this Agreement, or the consummation of the transactions contemplated in connection with the Sale of the

Company or this Agreement, including, without limitation, (x) challenging the validity of, or seeking to enjoin the operation of, the definitive agreement(s) with respect to such Sale of the Company or (y) alleging a breach of any fiduciary duty (including, without limitation, aiding and abetting a breach of any fiduciary duty) by the Electing Holders or any Affiliate or associate thereof, the directors of the Company, or the acquirer(s) in connection with the Sale of the Company or any action taken thereby with respect to such Sale of the Company;

(vi)   if the consideration to be paid in exchange for the Shares pursuant to this Section 4.01 includes any securities and due receipt thereof by any Stockholder would require under applicable law (x) the registration or qualification of such securities or of any person as a broker, dealer, or agent with respect to such securities; or (y) the provision to any Stockholder of any information other than such information as a prudent issuer would generally furnish in an offering made solely to "accredited investors" as defined in Regulation D promulgated under the Securities Act, the Company may cause to be paid to any such Stockholder in lieu thereof, against surrender of the Shares which would have otherwise been sold by such Stockholder, an amount in cash equal to the fair value (as determined in good faith by the Board) of the securities which such Stockholder would otherwise receive as of the date of the issuance of such securities in exchange for the Shares; and

(vii)   in the event that the Electing Holders, in connection with such Sale of the Company, appoint a stockholder representative (the "**Stockholder Representative**") with respect to matters affecting the Stockholders under the applicable definitive transaction agreements following consummation of such Sale of the Company, (x) to consent to (i) the appointment of such Stockholder Representative, (ii) the establishment of any applicable escrow, expense or similar fund in connection with any indemnification or similar obligations, and (iii) the payment of such Stockholder's pro rata portion (from the applicable escrow or expense fund or otherwise) of any and all reasonable fees and expenses to such Stockholder Representative in connection with such Stockholder Representative's services and duties in connection with such Sale of the Company and its related service as the representative of the Stockholders, and (y) not to assert any claim or commence any suit against the Stockholder Representative or any other Stockholder with respect to any action or inaction taken or failed to be taken by the Stockholder Representative, within the scope of the Stockholder Representative's authority, in connection with its service as the Stockholder Representative, absent fraud, bad faith, gross negligence or willful misconduct.

(b)   Notwithstanding anything to the contrary set forth herein, a Stockholder will not be required to comply with this Section 4.01 in connection with any proposed Sale of the Company (the "**Proposed Sale**"), unless:

(i)   any representations and warranties to be made by such Stockholder in connection with the Proposed Sale are limited to representations and warranties related to authority, ownership, and the ability to convey title to such Shares,

including, but not limited to, representations and warranties that (A) the Stockholder holds all right, title, and interest in and to the Shares such Stockholder purports to hold, free and clear of all Liens and encumbrances; (B) the obligations of the Stockholder in connection with the transaction have been duly authorized, if applicable; (C) the documents to be entered into by the Stockholder have been duly executed by the Stockholder and delivered to the acquirer and are enforceable (subject to customary limitations) against the Stockholder in accordance with their respective terms; and (D) neither the execution and delivery of documents to be entered into by the Stockholder in connection with the transaction, nor the performance of the Stockholder's obligations thereunder, will cause a breach or violation of the terms of any agreement (including the Company's or such Stockholder's organizational documents) to which the Stockholder is a party, or any law or judgment, order, or decree of any court or governmental agency that applies to the Stockholder;

(ii)   such Stockholder is not required to agree (unless such Stockholder is a Company officer, director, or employee) to any restrictive covenant in connection with the Proposed Sale (including, without limitation, any covenant not to compete or covenant not to solicit customers, employees or suppliers of any party to the Proposed Sale) or any release of claims other than a release in customary form of claims arising solely in such Stockholder's capacity as a stockholder of the Company;

(iii)   such Stockholder and its Affiliates are not required to amend, extend or terminate any contractual or other relationship with the Company, the acquirer or their respective Affiliates, except that the Stockholder may be required to agree to terminate the investment-related documents between or among such Stockholder, the Company and/or other stockholders of the Company;

(iv)   the Stockholder is not liable for the breach of any representation, warranty, or covenant made by any other Person in connection with the Proposed Sale, other than the Company (except to the extent that funds may be paid out of an escrow established to cover breach of representations, warranties, and covenants of the Company as well as breach by any stockholder of any identical representations, warranties, and covenants provided by all stockholders); and

(v)   liability shall be limited to such Stockholder's applicable share (determined based on the respective proceeds payable to each Stockholder in connection with such Proposed Sale in accordance with the provisions of the Articles of Incorporation of a negotiated aggregate indemnification amount that in no event exceeds the amount of consideration otherwise payable to such Stockholder in connection with such Proposed Sale in such person's capacity as a stockholder of the Company, except with respect to claims related to fraud by such Stockholder, the liability for which need not be limited as to such Stockholder.

Section 4.02   Right of First Offer. Prior to an initial public offering of the Company, and subject to applicable law, each Material Stockholder shall have a right of first offer to purchase its

pro rata share of any New Securities proposed to be issued by the Company, on the same terms and conditions as offered to third parties. The Company shall provide written notice to each Material Stockholder of any proposed issuance, and such Material Stockholder shall have five (5) days to elect to purchase its pro rata share. Any securities not subscribed for by Material Stockholders may be offered to third parties on terms no more favorable than those offered to the Material Stockholders.

ARTICLE V
STOCKHOLDER COVENANTS

Section 5.01   Confidentiality.

(a)   Each Stockholder acknowledges that during the term of this Agreement, it will have access to and become acquainted with trade secrets, proprietary information, and confidential information belonging to the Company and its Affiliates that are not generally known to the public, including, but not limited to, information concerning business plans, financial statements, and other information provided pursuant to this Agreement, operating practices and methods, expansion plans, strategic plans, marketing plans, contracts, customer lists, or other business documents that the Company treats as confidential, in any format whatsoever (including oral, written, electronic, or any other form or medium) (collectively, "**Confidential Information**"). In addition, each Stockholder acknowledges that: (i) the Company has invested, and continues to invest, substantial time, expense, and specialized knowledge in developing its Confidential Information; (ii) the Confidential Information provides the Company with a competitive advantage over others in the marketplace; and (iii) the Company would be irreparably harmed if the Confidential Information were disclosed to Competitors or made available to the public. Without limiting the applicability of any other agreement to which any Stockholder is subject, each Stockholder shall, and shall cause its Representatives to, keep confidential and not, directly or indirectly, disclose or use (other than in connection with the conduct of the Company's business or for the purposes of such Stockholder monitoring and analyzing its investment in the Company) at any time, including, without limitation, use for personal, commercial, or proprietary advantage or profit, either during its association with the Company or thereafter, any Confidential Information of which such Stockholder is or becomes aware. Each Stockholder in possession of Confidential Information shall, and shall cause its Representatives to, take all appropriate steps to safeguard such information and to protect it against disclosure, misuse, espionage, loss, and theft.

(b)   Nothing contained in Section 5.01(a) shall prevent any Stockholder from disclosing Confidential Information: (i) upon the order of any court or administrative agency; (ii) upon the request or demand of any regulatory agency or authority having jurisdiction over such Stockholder; (iii) to the extent compelled by legal process or required or requested pursuant to subpoena, interrogatories, or other discovery requests; (iv) to the extent necessary in connection with the exercise of any remedy hereunder; (v) to other Stockholders; (vi) to such Stockholder's Representatives who, in the reasonable judgment of such Stockholder, need to know such Confidential Information and agree to be bound by the provisions of this Section 5.01 as if a Stockholder; or (vii) to any potential transferee in connection with a proposed Transfer of Shares in accordance with this Agreement, as

long as such potential transferee agrees in writing to be bound by the provisions of this Section 5.01 as if a Stockholder before receiving such Confidential Information; *provided*, that in the case of clause (i), (ii), or (iii), such Stockholder shall notify the Company and other Stockholders of the proposed disclosure as far in advance of such disclosure as practicable (but in no event make any such disclosure before notifying the Company and other Stockholders) and use reasonable efforts to ensure that any Confidential Information so disclosed is accorded confidential treatment satisfactory to the Company, when and if available.

(c)   The restrictions of Section 5.01(a) shall not apply to Confidential Information that: (i) is or becomes generally available to the public other than as a result of a disclosure by a Stockholder or any of its Representatives in violation of this Agreement; (ii) is or has been independently developed or conceived by such Stockholder without use of Confidential Information; or (iii) becomes available to such Stockholder or any of its Representatives on a non-confidential basis from a source other than the Company, the other Stockholders, or any of their respective Representatives, *provided*, that such source is not known by the receiving Stockholder to be bound by a confidentiality agreement regarding the Company.

(d)   The obligations of each Stockholder under this Section 5.01 shall survive: (i) the termination, dissolution, liquidation, and winding up of the Company; and (ii) such Stockholder's Transfer of its Shares.

ARTICLE VI
INFORMATION RIGHTS

Section 6.01   Financial Statements. In addition to, and without limiting any rights that a Stockholder may have with respect to inspection of the books and records of the Company under Applicable Laws, including the DGCL, the Company shall furnish to each Material Stockholder, the following information:

(a)   As soon as available, and in any event within one hundred and twenty (120) days after the end of each Fiscal Year, the audited balance sheet of the Company as at the end of each such Fiscal Year and the audited statements of income, cash flows, and changes in stockholders' equity for such year, accompanied by the certification of independent certified public accountants, to the effect that, except as set forth therein, such financial statements have been prepared in accordance with GAAP, applied on a basis consistent with prior years and fairly present in all material respects the financial condition of the Company as of the dates thereof and the results of its operations and changes in its cash flows and stockholders' equity for the periods covered thereby.

(b)   As soon as available, and in any event within forty-five (45) days after the end of each fiscal quarter, the balance sheet of the Company at the end of such quarter and the statements of income, cash flows, and changes in stockholders' equity for such quarter, all in reasonable detail and all prepared in accordance with GAAP, consistently applied, and certified by the Chief Financial Officer (or equivalent) of the Company.

(c)   To the extent the Company is required by Applicable Laws or pursuant to the terms of any outstanding indebtedness of the Company to prepare such reports, any annual reports, quarterly reports, and other periodic reports (without exhibits) prepared by the Company as soon as available.

Section 6.02   Inspection Rights.

(a)   The Company shall, and shall cause its officers, Directors, and employees to: (i) afford each Stockholder that owns at least 5% of the outstanding Shares and the Representatives of each such Stockholder, during normal business hours and upon reasonable written notice, reasonable access at all reasonable times to its officers, employees, auditors, properties, offices, plants, and other facilities and to all books and records; and (ii) afford such Stockholder the opportunity to consult with its officers from time to time regarding the Company's affairs, finances, and accounts as each such Stockholder may reasonably request upon reasonable notice.

(b)   The right set forth in Section 6.02(a) shall not and is not intended to limit any rights which the Stockholders may have with respect to the books and records of the Company, or to inspect its properties or discuss its affairs, finances, and accounts under the laws of the State of Delaware.

ARTICLE VII
REPRESENTATIONS AND WARRANTIES

Section 7.01   Representations and Warranties. Each Stockholder, severally and not jointly, represents and warrants to the Company and each other Stockholder that:

(a)   For each such Stockholder that is not an individual, such Stockholder is duly organized, validly existing, and in good standing under the laws of its jurisdiction.

(b)   Each such individual Stockholder has full capacity, and for each such Stockholder that is not an individual, applicable power and authority, to execute and deliver this Agreement and to perform its obligations hereunder. For each such Stockholder that is not an individual, the execution and delivery of this Agreement and the performance of its obligations hereunder have been duly authorized by all requisite applicable action of such Stockholder. Such Stockholder has duly executed and delivered this Agreement.

(c)   This Agreement constitutes the legal, valid, and binding obligation of such Stockholder, enforceable against such Stockholder in accordance with its terms except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, or similar laws affecting the enforcement of creditors' rights generally and by general equitable principles (whether enforcement is sought by proceedings in equity or at law). The execution, delivery, and performance of this Agreement require no action by, or in respect of, or filing with, any Governmental Authority by or with respect to such Stockholder.

(d)   The execution, delivery, and performance by such Stockholder of this Agreement does not: (i) conflict with or result in any violation or breach of any provision of any of the organizational documents of such Stockholder; (ii) conflict with or result in any violation or breach of any provision of any Applicable Laws; or (iii) require any consent or other action by any Person under any provision of any material agreement or other instrument to which the Stockholder is a party.

(e)   Except for this Agreement, such Stockholder has not entered into or agreed to be bound by any other agreements or arrangements of any kind with any other party with respect to the Shares, including agreements or arrangements with respect to the acquisition or disposition of the Shares or any interest therein or the voting of the Shares (whether or not such agreements and arrangements are with the Company or any other Stockholder).

(f)   Subject to the other provisions of this Agreement, the representations and warranties contained herein shall survive the date of this Agreement and shall remain in full force and effect for the full period of all applicable statutes of limitations (giving effect to any waiver, mitigation, or extension thereof).

ARTICLE VIII
TERM AND TERMINATION

Section 8.01   Termination. This Agreement shall terminate upon the earliest of:

(a)   the consummation of an Initial Public Offering;

(b)   the consummation of a merger or other business combination involving the Company whereby the Shares become listed or admitted to trading on the NASDAQ Stock Market, the New York Stock Exchange, or another national securities exchange;

(c)   the date on which none of the Stockholders hold any Shares;

(d)   the termination, dissolution, liquidation, or winding up of the Company; or

(e)   the agreement by Supermajority Approval, acting together and by written instrument.

Section 8.02   Effect of Termination.

(a)   The termination of this Agreement shall terminate all further rights and obligations of the Stockholders under this Agreement except that such termination shall not effect:

(i)   the continued existence of the Company;

(ii)   the obligation of any party to this Agreement to pay any amounts arising on or prior to the date of termination, or as a result of or in connection with such termination;

(iii)   the rights which any Stockholder may have by operation of law as a stockholder of the Company; or

(iv)   the rights contained herein which by their terms are intended to survive termination of this Agreement.

(b)   The following provisions shall survive the termination of this Agreement: Section 5.01, this Section 8.02, Section 9.04, Section 9.12, Section 9.14, Section 9.15, Section 9.16, and Section 9.17.

ARTICLE IX
MISCELLANEOUS

Section 9.01   Expenses. Except as otherwise expressly provided herein, all costs and expenses, including fees and disbursements of counsel, financial advisors, and accountants, incurred in connection with the preparation and execution of this Agreement, or any amendment or waiver hereof, and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses.

Section 9.02   Further Assurances. In connection with this Agreement and the transactions contemplated hereby, the Company and each Stockholder hereby agree, at the request of the Company or any other Stockholder, to execute and deliver such additional documents, certificates, instruments, conveyances, and assurances and to take such further actions as may be required to carry out the provisions hereof and give effect to the transactions contemplated hereby.

Section 9.03   Release of Liability. Except as otherwise provided herein, in the event any Stockholder Transfers all the Shares held by such Stockholder in compliance with the provisions of this Agreement without retaining any interest therein, then such Stockholder shall cease to be a party to this Agreement and shall be relieved of any further liability arising hereunder for events occurring from and after the date of such Transfer.

Section 9.04   Notices.

(a)   All notices, requests, consents, claims, demands, waivers, and other communications hereunder shall be in writing and shall be deemed to have been given: (i) when delivered by hand (with written confirmation of receipt); (ii) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested); (iii) on the date sent by email of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next Business Day if sent after normal business hours of the recipient; or (iv) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid.

(b)   Such communications in Section 9.04(a) must be sent to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 9.04):

(i)   if to the Company, at its principal office address;

(ii)   if to a Stockholder, at the address set forth on **Schedule A** attached hereto;

(iii)   if to a Permitted Transferee of Shares or any other Stockholder other than the Initial Stockholders (A) at the address set forth on the respective Joinder Agreement executed by such party; or (B) if an address is neither set forth on such Joinder Agreement nor provided to the Company in a notice given in accordance with this Section 9.04, at such party's last known address; and

(iv)   if to the Spouse of a Stockholder: (A) if applicable, in care of the Spouse's attorney of record at the attorney's address; or (B) if the Spouse is unrepresented, at the Spouse's last known address.

Section 9.05   Agreement Prepared by Company Counsel. Each Stockholder has read this Agreement and acknowledges that:

(a)   counsel for the Company prepared this Agreement on behalf of the Company and not on behalf of any Stockholder;

(b)   such Stockholder has been advised that a conflict may exist between such Stockholder's interests, the interests of the other Stockholders, and/or the interests of the Company;

(c)   this Agreement may have significant legal, financial planning, and/or tax consequences to the Stockholder;

(d)   such Stockholder has sought, or has had the full opportunity to seek, the advice of independent legal, financial planning, and/or tax counsel of its choosing regarding such consequences; and

(e)   counsel for the Company has made no representations to the Stockholder regarding such consequences.

Section 9.06   Interpretation. For purposes of this Agreement: (a) the words "include," "includes," and "including" shall be deemed to be followed by the words "without limitation"; (b) the word "or" is not exclusive; and (c) the words "herein," "hereof," "hereby," "hereto," and "hereunder" refer to this Agreement as a whole. The definitions given for any defined terms in this Agreement shall apply equally to both the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine, and general neutral forms. Unless the context otherwise requires, references herein: (x) to Articles, Sections, Exhibits, and Schedules mean the Articles and Sections of, and Exhibits and Schedules attached to, this Agreement; (y) to an agreement, instrument, or other document means such agreement, instrument, or other document as amended, supplemented, and modified from time to time to the extent permitted by the provisions thereof; and (z) to a statute means such statute as amended from time to time and includes any successor legislation thereto and any regulations promulgated thereunder. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting an instrument or causing any instrument to be drafted. The Exhibits and Schedules referred to herein shall be construed with,

and as an integral part of, this Agreement to the same extent as if they were set forth verbatim herein. The headings in this Agreement are for reference only and shall not affect the interpretation of this Agreement.

Section 9.07   Severability. If any term or provision of this Agreement is invalid, illegal, or unenforceable in any jurisdiction, such invalidity, illegality, or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal, or unenforceable, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.

Section 9.08   Entire Agreement. This Agreement and the Organizational Documents constitute the sole and entire agreement of the parties with respect to the subject matter contained herein and therein, and supersede all prior and contemporaneous understandings and agreements, both written and oral, with respect to such subject matter. In the event of any inconsistency or conflict between this Agreement and any Organizational Document, the Stockholders and the Company shall, to the extent permitted by Applicable Laws, amend such Organizational Document to comply with the terms of this Agreement.

Section 9.09   Successors and Assigns; Assignment. Subject to the rights and restrictions on Transfers set forth in this Agreement, this Agreement is binding upon and inures to the benefit of the parties hereto and their respective heirs, executors, administrators, legal representatives, successors, and permitted assigns. This Agreement may not be assigned by any Stockholder except as permitted in this Agreement (or as otherwise consented to in writing by all the other Stockholders prior to the assignment) and any such assignment in violation of this Agreement shall be null and void.

Section 9.10   No Third-Party Beneficiaries. This Agreement is for the sole benefit of the parties hereto and their respective heirs, executors, administrators, legal representatives, successors, and permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other Person any legal or equitable right, benefit, or remedy of any nature whatsoever under or by reason of this Agreement.

Section 9.11   Amendment and Modification. This Agreement may only be amended, modified, or supplemented by an instrument in writing executed by the Company and the Stockholders constituting Supermajority Approval. Any such written amendment, modification, or supplement will be binding upon the Company and each Stockholder. Notwithstanding anything to the contrary herein, if the Company issues additional Shares, any holder of such Shares may become a party to this Agreement by (a) executing and delivering a Joinder Agreement, (b) countersigning a counterpart signature page to this Agreement, or (c) otherwise agreeing to be bound by this Agreement through such other instrument or means as approved by the Board. Upon effecting any of the foregoing, such holder shall be deemed a "Stockholder" for all purposes hereunder. No action or consent of the Stockholders shall be required for such joinder, provided that the Board has approved the method of joinder and such holder has agreed to be bound by all obligations of a Stockholder under this Agreement. **Schedule A** hereto may be amended by the

Company after the date of this Agreement without the consent of the other parties to add information regarding any additional Stockholder who becomes a party to this Agreement.

Section 9.12   Waiver. No waiver by any party of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the party so waiving. No waiver by any party shall operate or be construed as a waiver in respect of any failure, breach, or default not expressly identified by such written waiver, whether of a similar or different character, and whether occurring before or after that waiver. No failure to exercise, or delay in exercising, any right, remedy, power, or privilege arising from this Agreement shall operate or be construed as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power, or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power, or privilege.

Section 9.13   Governing Law. This Agreement, including all Exhibits and Schedules hereto, and all matters arising out of or relating to this Agreement, shall be governed by and construed in accordance with the internal laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction).

Section 9.14   Submission to Jurisdiction.

(a)   The parties hereby agree that any suit, action, or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby, whether in contract, tort, or otherwise, shall be brought in the courts of the State of Delaware, so long as one of such courts shall have subject-matter jurisdiction over such suit, action, or proceeding, and that any cause of action arising out of this Agreement shall be deemed to have arisen from a transaction of business in the State of Delaware.

(b)   Each of the parties hereby irrevocably consents to the exclusive jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action, or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the venue of any such suit, action, or proceeding in any such court or that any such suit, action, or proceeding which is brought in any such court has been brought in an inconvenient forum. Service of process, summons, notice, or other document by certified or registered mail to the address set forth in Section 9.04 shall be effective service of process for any suit, action, or other proceeding brought in any such court.

Section 9.15 Waiver of Jury Trial. EACH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAWS, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL ACTION, PROCEEDING, CAUSE OF ACTION, OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT, INCLUDING ANY EXHIBITS AND SCHEDULES ATTACHED TO THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 9.16   Equitable Remedies. Each party hereto acknowledges that a breach or threatened breach by such party of any of its obligations under this Agreement would give rise to irreparable harm to the other parties, for which monetary damages would not be an adequate remedy, and hereby agrees that in the event of a breach or a threatened breach by such party of any such obligations, each of the other parties hereto shall, in addition to any and all other rights and remedies that may be available to them in respect of such breach, be entitled to equitable relief, including a temporary restraining order, an injunction, specific performance, and any other relief that may be available from a court of competent jurisdiction (without any requirement to post bond).

Section 9.17   Remedies Cumulative. The rights and remedies under this Agreement are cumulative and are in addition to and not in substitution for any other rights and remedies available at law or in equity or otherwise.

Section 9.18   Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement. A signed copy of this Agreement delivered by email or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

[*Signature Page Follows*]

IN WITNESS WHEREOF, the parties hereto have executed this agreement as of the effective date.

MY-SHOP HOLDINGS, INC.

By: _Roey Gesser_
Roey Gesser (Nov 10, 2025 18:29:15 GMT+2)

Name: Roey Gesser

Title: Co CEO

Roey Gesser
Roey Gesser (Nov 10, 2025 18:29:15 GMT+2)

ROEY GESSER

Itshak Zizov
Itshak Zizov (Nov 10, 2025 11:32:14 EST)

ITZHAK ZIZOV

[My-Shop Holdings, Inc. Stockholders Agreement]

SCHEDULE A

STOCKHOLDERS

Name/Address	Shares
Roey Gesser	9,103,240 shares of Common Stock
Itzhak Zizov	8,680,000 shares of Common Stock

EXHIBIT A

FORM OF JOINDER AGREEMENT

The undersigned is executing and delivering this joinder agreement ("**Joinder Agreement**") pursuant to the Stockholders Agreement of My-Shop Holdings, Inc., a Delaware corporation (the "**Company**") dated as of October 19, 2025 (as the same may hereafter be amended, restated, supplemented or otherwise modified in accordance with the term therein, the "**Stockholders Agreement**"), among the Company, and the other persons named as Stockholders therein. Any capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Stockholders Agreement.

By executing and delivering this Joinder Agreement to the Company, the undersigned hereby agrees to become a party to, to be bound by, and to comply with all of the provisions of the Stockholders Agreement in the same manner and to the extent as fully as if the undersigned were an original signatory to such agreement.

Accordingly, the undersigned has executed and delivered this Joinder Agreement as of _____.

[JOINING STOCKHOLDER NAME]
By_____
[NAME], [TITLE]

Address:

Testing the Waters Communications



Company Name My-Shop Holdings, Inc

Logo

Headline Growth engine for the food services industry. Backed by hundreds of investors across U.S. and Israel



OUR MISSION

It is to help small and medium businesses to thrive by taking control of their e-commerce profit and customer insights, while cutting third-party delivery platform fees

Problems MYSHOP **is Solving**

01
Digital Ownership: Prohibitive costs lock SMBs out of owning their digital presence.

02
Profit & Data Drain: High-commission third-party platforms drain profitability and trap first-party customer data, preventing loyalty growth.

03
Operational Friction: Fragmented, manual systems create crippling operational silos, driving up labor costs and ensuring high error rates.

Slides

CLEAR VALUE PROPOSITION

  





SIMPLICITY
Our platform enables users to manage orders easily and quickly, saving labor time and cost.

CONVENIENCE
Seamless integration with the main leading payment processing and delivery platform companies, reducing up to 30% their fees.

GROWTH
We leverage automation to streamline operations delivering consistent business growth and increased accuracy and productivity.

GLOBAL TEAM




Tags   B2B, Software, AI & Machine Learning, Apps, Diversity & Inclusion, SaaS, Companies

Summary

- AI phone agent handles orders in 6 languages, increasing sales.
- Restaurants save up to 30% by cutting 3rd party commissions fees.
- All-in-one SaaS platform for kiosks, apps & delivery, multiple revenue.
- Partnered with major delivery networks in U.S. & Europe.
- $3M raised to date ($1.9M current round) from dozens of investors.
- $1.5M ARR projected to reach $10M by end of 2026 (pre-IPO)

Management Solution

CLEAR VALUE PROPOSITION





SIMPLICITY
Our platform enables users to manage orders easily and quickly, saving labor time and cost.

CONVENIENCE
Seamless integration with the main leading payment processing and delivery platform companies, reducing up to 30% their fees.

GROWTH
We leverage automation to streamline operations delivering consistent business growth and increased accuracy and productivity.

Small and Medium Businesses are struggling. High fees. Vendor Fatigue. Rising competition. Increasing food costs due to “global trade” war tariffs. And razor-thin margins.

MyShop's wants to become the All-in-One AI Online Ordering and Management System

They make it easy and profitable for restaurants and local stores to sell online and manage deliveries, offering a smart, affordable, scalable tech solution that anyone can manage.

MyShop’s system enables restaurants to easily create branded apps and websites for online ordering in 6 languages, with commission-free delivery.



THIRD PARTY
Menu
Salad
breakfast
beverages
pizza
pasta
opening
sandwiches
Salad
Served with bread.
Halloumi Salad
$24.00
Diced vegetables with halloumi cheese fried with bread crumbs.
Sabich Salad
$22.00 • 87% (8)
salmon salad
$27.50 • 100% (8)
Fresh salmon mixed with greens
Caesar Salad
$14.50 • 100% (4)
Fresh lettuce with Caesar sauce, croutons, and grated Parmesan cheese
MYSHOP
ake
Refreshers
hot drinks
Iced Drinks
Salad
Halloumi Salad
Fried halloumi cheese served over a bed of chopped seasonal vegetables.
$17.90
Salmon Salad
Chopped cucumber, tomato, lettuce, and onion, topped with baked salmon cubes.
$24.50
Sabich Salad
Mixed greens with chopped vegetables, fried eggplant, and hard-boiled egg.
$17.50
Caesar Salad
Crisp romaine, Caesar dressing, Parmesan cheese, and garlic croutons.
$13.90

With more than 1,000 locations in the past 2 years, MyShop is expanding across North America, Israel, and Canada. While the initial focus is on food services, the platform is customizable for every facet of retail.

The software is designed to serve more customers while lowering operational costs. And here’s the best part: small and medium businesses can work with third party delivery apps, keeping full control of their customer data to grow repeat orders with push notifications and personalized offers.

An AI-powered voice system answers customer phone calls in six languages, allowing for simultaneous order taking and labor-saving automation.

Branded apps and webs save SMBs up to 30% on delivery fees.

Self Service kiosks and online menus encourage add-ons or group meals with automated and smart upselling. Provide anonymity, empowering customers to order more items or make special requests without feeling rushed or judged. Research indicates that customers ordering online typically purchase 10-30% more than those ordering from employees.

How it works:

- Businesses manage all orders from a single dashboard, covering in-app, web, phone, and self-service kiosk. Real-time analytics provide owners with data on sales, brand customer behavior, with actionable insights to grow repeat orders, tweaking operations, marketing, and menu items.
- MyShop's proprietary KDS integrates seamlessly with all ordering channels (phone, kiosk, website, and delivery platforms), displaying orders in real time to streamline kitchen operations and reduce errors. By maintaining complete control over performance and customization, we ensure a reliable, efficient workflow from order placement to preparation and delivery.

While others charge more with every order or channel, MyShop's runs on a simple flat monthly fee. It is the only order management system that grows with you, not against you.

- MyShop’s system has been shown to increase the average order value by 30% for businesses.
- Real-time analytics provide owners with data on sales, repeat business, and customer behavior, with actionable insights to tweak operations, marketing, and menu items.

Product

AI Voice Ordering Demo:

Self-Service Kiosk Demo:

Responsive Website Demo:

Ordering App Demo:

Opportunity

The global order management systems market is projected to reach $112B by 2027, fueled by the rapid shift toward online ordering and automation

The global **order management systems** market is projected to reach **$112B by 2027**, fueled by the rapid shift toward online ordering and automation.
In the U.S. alone, **over 40% of adults** order delivery or takeout **3–5 times per month**, while **69% of Gen Z** consumers prefer delivery over dine-in.

Total Addressable Market (TAM): ~$7B in the U.S., driven by restaurants and local retailers seeking smarter order management solutions.
Serviceable Available Market (SAM): 42.9M small and mid-sized businesses aiming to streamline operations, cut labor costs, and boost profitability.

Customers

While the initial focus is food services, the platform is already proven across retail verticals. 40% of our 1,000+ locations are non-restaurant businesses (grocers, pharmacies, pet stores, specialty retail) facing identical problems. They focus on small to medium-sized businesses in the USA that seek to reduce labor costs, serve diverse customer bases, consolidate fragmented systems, and own customer relationships instead of renting them from platforms indefinitely.

Business Model

Multiple revenue streams built for each customer

How the MyShop's SaaS B2B (subscription based) business model works:

- Businesses pay a monthly fee for access to MyShop's branded online ordering system, including app, web, kiosk, and phone order automation.
- With MyShop there are no 3rd party commissions taken from orders like other third-party providers.; businesses retain all their profit upside from increased order volume
  Fixed pricing split by product: app/web platforms, kiosks, and bundles, each with fixed subscription rates:



Pricing
MYSHOP
CONTRACT 24 MONTHS
from $89 /month
Setup Fee: US $400 (one time)
App or Web or Kiosk: US $89/month
App + Web (bundle): US $149/month
WITHOUT CONTRACT
from $89 /month
Setup Fee: US $1440 (one time) with $60CashBack during 24 months
App or Web or Kiosk: US $89/month
App + Web (bundle): US $149/month

- A small payment processing fee is received on each order.

- Additional subscriptions fees for AI Ordering

Market

Market

Online orders are redefining the restaurant industry.
More than **40% of U.S. adults** order delivery or takeout **3–5 times a month** and **69% of Gen Z** consumers prefer delivery over dine-in experiences.

Impact on Restaurant Operations

- **Higher order volume:** delivery and online channels expand customer reach.

- **Increased average order value (AOV):** smart digital menus and upselling features drive **10–30% more sales** than in-person orders.

- **Improved customer experience:** self-service ordering provides convenience, privacy, and faster decision-making—empowering guests to order more freely.

Market Size

- **TAM:** ≈ $7B in the U.S., fueled by rising demand for efficient, integrated order management.

- **SAM:** 42.9 M SMBs across the U.S. seeking to streamline operations, reduce costs, and grow revenue.

Traction

Category leader in Israel ready to expand globally



Pitch text

My Shop has in just 24 months, validated both technology and business model with exceptional metrics that prove scalability.

Rapid Growth Trajectory:

- **Current ARR: $1.5M**

- **Projected EOY 2026 ARR: $10M (pre-IPO)**

- **Category leader in Israel** achieved within two years and is now expanding aggressively across North America and Canada

- **1,000+ business locations deployed** with accelerating momentum as word-of-mouth drives inbound demand

- Processing over **150,000 orders** monthly, serving **hundreds of thousands** of end customers across six languages.



Exceptional Unit Economics Signal Product-Market Fit

- **Average customer lifetime value: $15,000** (2.5 years at $500/month)

- **Customer churn: 1% per month**, significantly lower than the 3–7% typically seen in SMB SaaS, demonstrating **industry-leading retention** and strong platform stickiness.

- **40% of revenue from non-restaurant retail** validates platform versatility and expands addressable market to 42.9 million U.S. businesses

Scalable Operations Built for Hypergrowth

- **Six-person development team manages 1,000+ locations** through intelligent automation, proving lean operational model
- Adding locations requires minimal incremental costs, creating massive margin expansion potential as revenue grows

The Growth Multiplier

Early customers become advocates as they see 30% labor cost reductions, 40% increases in repeat orders, and elimination of 30% platform commissions. This word-of-mouth engine is driving the acceleration from $1.5M to projected $10M ARR with minimal marketing spend, positioning My Shop to capture dominant market share as awareness scales.

Vision And Strategy

My-Shop was founded in Israel, where **My-Shop Technologies Ltd.** developed and owns all IP and core technology.
It also owns **My-Shop USA Inc. (Florida)**, the U.S. operating and distribution arm.
At the top, **My-Shop Holdings Inc. (Delaware)** serves as the parent company, consolidating all global assets and subsidiaries.


My-Shop Holdings Inc.
(Delaware)
Parent holding company - owns 100% of My-Shop Technologies Ltd.
My-Shop Technologies Ltd.
(Israel)
Holds all IP and technology assets. Owns 100% of My-Shop USA Inc.
My-Shop USA Inc.
(Florida)
U.S. operating and distribution subsidiary. Responsible for sales, onboarding, and customer success in the U.S. market.
Note: The transfer of ownership from the Israeli shareholders to My-Shop Holdings Inc. is currenty in progress.

My-Shop vision is to empower every small and medium-sized business to deliver enterprise-level ordering experiences in multiple languages, foster lasting customer relationships, streamline complex operations, and reduce costs while eliminating dependence on exploitative third-party platforms.

Strategic Execution: Three-Phase Path to Market Dominance

Phase 1: Integrated Platform Leadership (Current)

Establish MyShop as the only platform combining conversational AI ordering, comprehensive customer data management, marketing automation, and unified multi-channel order management in a single solution. Target multilingual communities and businesses frustrated by third-party platform fees and operational chaos. Results: 1,000+ locations, category leadership in Israel, $1.5M ARR growing to projected $10M.

Phase 2: Aggressive North American Expansion (2025-2026)

Scale from 1,000 to 10,000+ locations across North America within 24 months by targeting businesses facing labor shortages, customer data fragmentation, and multi-channel complexity. Leverage proven 10-minute onboarding, word-of-mouth advocacy from existing customers showing 30% cost savings, and strategic partnerships with POS providers and delivery platforms.

Phase 3: Vertical Diversification Beyond Food Service (2026-2027)

Extend integrated platform to all retail verticals where current 40% non-restaurant adoption validates the approach. Grocers, pharmacies, pet stores, specialty retail, and service businesses face identical problems: labor costs, fragmented customer data, multi-channel chaos, and platform dependency. Each vertical expansion multiplies addressable market without requiring new core technology.

Impact

- **AI-Powered Efficiency and Labor Savings**: Our conversational AI voice ordering system handles unlimited simultaneous phone calls in six languages, facilitating complete order conversations without requiring human intervention. The platform enables users to manage all orders from a single, unified dashboard, consolidating phone, kiosk, app, web, and third-party delivery platforms into one intelligent workflow. This reduces kitchen confusion by 70% and errors by 45%.
- **POS & Courier Integration**: We leverage automation and seamless integration with main POS systems and delivery platforms, reducing third-party fees by up to 30%. Direct orders mean My Shop users own their complete customer data, enabling them to drive repeat business with targeted marketing, unlike third-party platforms that hide customer relationships and charge commissions indefinitely.
- **Proven Results**: 30% average order value increase through smart upselling via kiosks, and digital channels. 80% average order accuracy with AI voice ordering versus 65% for traditional phone orders. A 20% revenue increase from an expanded multilingual customer reach, with businesses in diverse communities experiencing a 45% growth in order volume by serving customers in six languages.

Funding

Current Funding Status: My Shop has raised approximately $3M to date from a diverse group of dozens of investors who recognize the massive market opportunity and technological differentiation of our integrated AI platform.

Notable Strategic Investors:

- Amit Krig – Senior Vice President at NVIDIA.
- Giora Levin – Owner of Crazy Line, one of Israel's leading retail chains: Brings deep retail operational expertise and validates the platform's applicability beyond food service. His investment confirms that enterprise-level retail leaders see MyShop's integrated solution as the future for independent businesses competing against national chains.
- Dror Tohar – Investor and entrepreneur: Experienced operator who understands scaling technology companies and navigating competitive markets.
- Steven Siegelaub – CFO and early investor: Financial expertise and early conviction demonstrate strong unit economics and clear path to profitability.

Investor Perks.

Eligibility is determined per accepted investment, measured as the cash amount actually received and accepted by the Issuer in this Offering. The following benefits apply, subject to availability caps, first come first served by the Intermediary:

- Investors who commit $5,000 receive a 10% warrant bonus and no equity bonus, with unlimited investor slots available.
- At $10,000, investors receive a 20% warrant bonus and no equity bonus, capped at 50 investor slots.
- At $25,000, investors receive a 45% warrant bonus and no equity bonus, capped at 30 investor slots.
- At $50,000, investors receive a 100% warrant bonus and no equity bonus, capped at 10 investor slots.
- At $100,000 or more, investors receive a 100% warrant bonus plus a 10% equity bonus, capped at 5 investor slots.

Founders

Itsik Zizov – Co-Founder & CEO

Visionary entrepreneur with a proven track record in building and scaling technology companies.

Itsik brings deep expertise in AI, payment processing, and international go-to-market strategies. He has led global tech teams delivering advanced custom apps and automation solutions for businesses worldwide.

Roey Gesser – Co-Founder & Co-CEO

Seasoned entrepreneur and economist with extensive experience in finance, operations, and scaling businesses.

Previously founded and managed a leading inventory management company, later operations was acquired by a NASDAQ-listed corporation. Roey now leads MyShop's financial and strategic growth initiatives.

Summary

MyShop's empowers independent restaurants and local stores to maximize profitability and growth by providing enterprise-level AI ordering technology, complete customer data ownership, and unified multi-channel management that eliminates the 30% commission trap, reduces labor costs by 30%, and builds direct customer relationships that drive sustainable revenue and repeat business.


GLOBAL TEAM



Team

Roey Gesser	Co-Founder & Co-CEO of MyShop Technologies	Roey Gesser, Serial entrepreneur and economist with a background in investment portfolio management, who founded and managed a leading inventory company and later sold its operations to a NASDAQ-listed firm.
Itzik Zizov	Co-Founder & Co-CEO of MyShop Technologies	Itzik Zizov, Co-Founder & Co-CEO of MyShop Technologies, drives AI-powered retail-tech solutions that streamline operations, boost efficiency, and transform customer engagement globally.

Perks

$180	100 shares
$5,000	2777 shares and you will also receive **10% warrants**.
$10,000	5555 shares and you will also receive **20% warrants**.
$25,000	13888 shares and you will also receive **45% warrants**.
$50,000	27777 shares and you will also receive **100% warrants**.
$100,000	55555 shares plus an additional 10% in bonus shares and you will also receive **100% warrants**.

FAQ		
How do I earn a return?	We are issuing equity in our company. You may realize returns if the company "exits," meaning it is acquired or goes public at a higher price than you paid for it, or if you sell the securities at a higher price than you purchased them for. There is also a risk that you could lose your entire investment if the company fails. Startup investing is risky, so there's no guarantee of a return on this kind of investment. It's always best to refer to the individual offering documents provided by the company to understand your investment risks.	
What are the risks associated with investing in equity securities?	Equity security investments are subject to market fluctuations, company-specific risks, and general economic conditions. Prices can be volatile, and there is risk of losing the invested capital. Remember, investing always carries risks, and it's essential to conduct thorough research or consult with a financial advisor before making investment decisions.	
What is a custodian and what is a custodial account?	A custodian is a qualified third-party entity that acts as a legal holder of securities. An investor will open a custodial account with the qualified custodian, which is used to hold investments, namely the securities in a company. A custodial account allows you to name a beneficiary and accept payments such as dividends distributions or cash payouts. Custodial accounts are not managed or held by Republic; instead, they are managed by the custodian who works with the issuer raising on the platform. The custodian of this offering is BitGo Trust Company.	
Why use a custodial account?	Companies will utilize a custodian to ensure that all securities they offer in their campaign are in one place. This means if a liquidity event or any other material event in respect to the securities occurs, the company can look to the custodian to service the securities, rather than each individual investor. For investors, utilizing a custodian safeguards their investment, or security interest, with a qualified financial institution. Having a custodial account allows for easier transfers and creates additional layers of protection for your securities. For companies, it can increase efficiency by reducing their cap table management costs and creating a single-line item, making future funding rounds easier.	
Will I have to set up a custodial account? What is the process?	Yes, since the company is utilizing a custodian, all investors in the offering will be required to create a custodial account with BitGo Trust Company and enter into an omnibus nominee agreement. The custodial account creation process is hosted in our investment checkout system, meaning you will commit your investment and establish your account with BitGo all at once. During investment checkout, you will be automatically prompted to review and sign certain custodial documents with BitGo. In addition, you may be asked to provide certain information to verify your identity. Once completed, you will receive an email confirming your investment commitment.	
I'm being told my custody account is in manual review, what should I do?	BitGo reviews accounts that require manual review on a daily basis. Please expect to receive confirmation of your account being opened or to hear further guidance from our team within 24-48 hours.	
Does it cost me anything to open a custodial account with BitGo Trust Company?	• Right now, there are no costs for investors to open a custodial account. • Custodial accounts do sometimes have a low annual cost to maintain; however, such costs are covered for the investor in this offering at this time.	
Why would a company use a custodian like BitGo?	• Companies will utilize a custodian to ensure that all securities they offer in their campaign are in one place. This means if a liquidity event or any other material event in respect to the securities occurs, the company can look to the custodian to service the securities, rather than each individual investor. • For investors, utilizing a custodian safeguards their investment, or security interest, with a qualified financial institution. Having a custodial account allows for easier transfers and creates additional layers of protection for your securities. For companies, it can increase efficiency by reducing their cap table management costs and creating a single-line item, making future funding rounds easier.	
Which countries are not permitted to open a Custody Account with BitGo?	• Albania • Belarus • Bosnia and Herzegovina • Burundi • Central African Republic • Cote D'Ivoire • Cuba • Dominican Republic • DR Congo • Iran • Iraq • Laos • Lebanon • Libya • Montenegro • Mozambique • Nicaragua • Nigeria • North Korea • Pakistan • Russia • Serbia • Somalia • South Sudan • Syria • Tanzania • Turkey • Ukraine • Venezuela • Yemen • Zimbabwe	


Republic

Company Name   My-Shop Holdings, Inc

Logo

Headline   Growth engine for the food services industry. Backed by hundreds of investors across U.S. and Israel

Slides



OUR MISSION

It is to help small and medium businesses to thrive by taking control of their e-commerce profit and customer insights, while cutting third-party delivery platform fees

Problems
MYSHOP
is Solving

01

Digital Ownership: Prohibitive costs lock SMBs out of owning their digital presence.

02

Profit & Data Drain: High-commission third-party platforms drain profitability and trap first-party customer data, preventing loyalty growth.

03

Operational Friction: Fragmented, manual systems create crippling operational silos, driving up labor costs and ensuring high error rates.

CLEAR VALUE PROPOSITION

  





SIMPLICITY
Our platform enables users to manage orders easily and quickly, saving labor time and cost.

CONVENIENCE
Seamless integration with the main leading payment processing and delivery platform companies, reducing up to 30% their fees.

GROWTH
We leverage automation to streamline operations delivering consistent business growth and increased accuracy and productivity.

GLOBAL TEAM




Tags   B2B, Software, AI & Machine Learning, Apps, Diversity & Inclusion, SaaS, Companies

Summary

- AI phone agent handles orders in 6 languages, increasing sales.
- Restaurants save up to 30% by cutting 3rd party commissions fees.
- All-in-one SaaS platform for kiosks, apps & delivery, multiple revenue.
- Partnered with major delivery networks in U.S. & Europe.
- $3M raised to date ($1.9M current round) from dozens of investors.
- $1.5M ARR projected to reach $10M by end of 2026 (pre-IPO)

Management Solution

CLEAR VALUE PROPOSITION





SIMPLICITY
Our platform enables users to manage orders easily and quickly, saving labor time and cost.

CONVENIENCE
Seamless integration with the main leading payment processing and delivery platform companies, reducing up to 30% their fees.

GROWTH
We leverage automation to streamline operations delivering consistent business growth and increased accuracy and productivity.



Small and Medium Businesses are struggling. High fees. Vendor Fatigue. Rising competition. Increasing food costs due to “global trade” war tariffs. And razor-thin margins.

MyShop's wants to become the All-in-One AI Online Ordering and Management System

They make it easy and profitable for restaurants and local stores to sell online and manage deliveries, offering a smart, affordable, scalable tech solution that anyone can manage.

MyShop’s system enables restaurants to easily create branded apps and websites for online ordering in 6 languages, with commission-free delivery.

THIRD PARTY
Menu
Salad
breakfast
beverages
pizza
pasta
opening
sandwiches
Salad
Halloumi Salad
$24.00
Sabich Salad
$22.00 • 87% (8)
salmon salad
Caesar Salad
MYSHOP
Refreshers
hot drinks
Iced Drinks
Salad
Halloumi Salad
Fried halloumi cheese served over a bed of chopped seasonal vegetables.
$17.90
Salmon Salad
Chopped cucumber, tomato, lettuce, and onion, topped with baked salmon cubes.
$24.50
Sabich Salad
Mixed greens with chopped vegetables, fried eggplant, and hard-boiled egg.
$17.50
Caesar Salad
Crisp romaine, Caesar dressing, Parmesan cheese, and garlic croutons.
$13.90

With more than 1,000 locations in the past 2 years, MyShop is expanding across North America, Israel, and Canada. While the initial focus is on food services, the platform is customizable for every facet of retail.

The software is designed to serve more customers while lowering operational costs. And here’s the best part: small and medium businesses can work with third party delivery apps, keeping full control of their customer data to grow repeat orders with push notifications and personalized offers.

An AI-powered voice system answers customer phone calls in six languages, allowing for simultaneous order taking and labor-saving automation.

Branded apps and webs save SMBs up to 30% on delivery fees.

Self Service kiosks and online menus encourage add-ons or group meals with automated and smart upselling. Provide anonymity, empowering customers to order more items or make special requests without feeling rushed or judged. Research indicates that customers ordering online typically purchase 10-30% more than those ordering from employees.

How it works:

- Businesses manage all orders from a single dashboard, covering in-app, web, phone, and self-service kiosk. Real-time analytics provide owners with data on sales, brand customer behavior, with actionable insights to grow repeat orders, tweaking operations, marketing, and menu items.
- MyShop's proprietary KDS integrates seamlessly with all ordering channels (phone, kiosk, website, and delivery platforms), displaying orders in real time to streamline kitchen operations and reduce errors. By maintaining complete control over performance and customization, we ensure a reliable, efficient workflow from order placement to preparation and delivery.

While others charge more with every order or channel, MyShop's runs on a simple flat monthly fee. It is the only order management system that grows with you, not against you.

- MyShop’s system has been shown to increase the average order value by 30% for businesses.
- Real-time analytics provide owners with data on sales, repeat business, and customer behavior, with actionable insights to tweak operations, marketing, and menu items.

Product

AI Voice Ordering Demo:

Self-Service Kiosk Demo:

Responsive Website Demo:

Ordering App Demo:

Opportunity

The global order management systems market is projected to reach $112B by 2027, fueled by the rapid shift toward online ordering and automation

The global **order management systems** market is projected to reach **$112B by 2027**, fueled by the rapid shift toward online ordering and automation.
In the U.S. alone, **over 40% of adults** order delivery or takeout **3–5 times per month**, while **69% of Gen Z** consumers prefer delivery over dine-in.

Total Addressable Market (TAM): ~$7B in the U.S., driven by restaurants and local retailers seeking smarter order management solutions.
Serviceable Available Market (SAM): 42.9M small and mid-sized businesses aiming to streamline operations, cut labor costs, and boost profitability.

Customers

While the initial focus is food services, the platform is already proven across retail verticals. 40% of our 1,000+ locations are non-restaurant businesses (grocers, pharmacies, pet stores, specialty retail) facing identical problems. They focus on small to medium-sized businesses in the USA that seek to reduce labor costs, serve diverse customer bases, consolidate fragmented systems, and own customer relationships instead of renting them from platforms indefinitely.

Business Model

Multiple revenue streams built for each customer

How the MyShop's SaaS B2B (subscription based) business model works:

- Businesses pay a monthly fee for access to MyShop's branded online ordering system, including app, web, kiosk, and phone order automation.
- With MyShop there are no 3rd party commissions taken from orders like other third-party providers.; businesses retain all their profit upside from increased order volume
  Fixed pricing split by product: app/web platforms, kiosks, and bundles, each with fixed subscription rates:

Pricing
MYSHOP
CONTRACT 24 MONTHS
from $89 /month
Setup Fee: US $400 (one time)
App or Web or Kiosk: US $89/month
App + Web (bundle): US $149/month
WITHOUT CONTRACT
from $89 /month
Setup Fee: US $1440 (one time) with $60CashBack during 24 months
App or Web or Kiosk: US $89/month
App + Web (bundle): US $149/month



- A small payment processing fee is received on each order.
- Additional subscriptions fees for AI Ordering

Market

Market

Online orders are redefining the restaurant industry.
More than **40% of U.S. adults** order delivery or takeout **3–5 times a month** and **69% of Gen Z** consumers prefer delivery over dine-in experiences.

Impact on Restaurant Operations

- **Higher order volume:** delivery and online channels expand customer reach.
- **Increased average order value (AOV):** smart digital menus and upselling features drive **10–30% more sales** than in-person orders.
- **Improved customer experience:** self-service ordering provides convenience, privacy, and faster decision-making—empowering guests to order more freely.

Market Size

- **TAM:** ≈ $7B in the U.S., fueled by rising demand for efficient, integrated order management.
- **SAM:** 42.9 M SMBs across the U.S. seeking to streamline operations, reduce costs, and grow revenue.

Traction

Category leader in Israel ready to expand globally



Pitch text

My Shop has in just 24 months, validated both technology and business model with exceptional metrics that prove scalability.

Rapid Growth Trajectory:

- **Current ARR: $1.5M**
- **Projected EOY 2026 ARR: $10M (pre-IPO)**
- **Category leader in Israel** achieved within two years and is now expanding aggressively across North America and Canada.
- **1,000+ business locations deployed** with accelerating momentum as word-of-mouth drives inbound demand.
- Processing over **150,000 orders** monthly, serving **hundreds of thousands** of end customers across six languages.



Exceptional Unit Economics Signal Product-Market Fit

- **Average customer lifetime value: $50,000** (— years and 4 months at $500/month)
- **Customer churn: 1% per month**, significantly lower than the 387% typically seen in SMB SaaS, demonstrating **industry-leading retention** and strong platform stickiness.
- **40% of revenue from non-restaurant retail** validates platform versatility and expands addressable market to 42.9 million U.S. businesses.

Scalable Operations Built for Hypergrowth

- **Six-person development team manages 1,000+ locations** through intelligent automation, proving lean operational model.
- Adding locations requires minimal incremental costs, creating massive margin expansion potential as revenue grows.

The Growth Multiplier

Early customers become advocates as they see 30% labor cost reductions, 40% increases in repeat orders, and elimination of 30% platform commissions. This word-of-mouth engine is driving the acceleration from $1.5M to projected $10M ARR with minimal marketing spend, positioning My Shop to capture dominant market share as awareness scales.

Vision And Strategy

My-Shop was founded in Israel, where **My-Shop Technologies Ltd.** developed and owns all IP and core technology.
It also owns **My-Shop USA Inc. (Florida)**, the U.S. operating and distribution arm.
At the top, **My-Shop Holdings Inc. (Delaware)** serves as the parent company, consolidating all global assets and subsidiaries.


My-Shop Holdings Inc.
(Delaware)
Parent holding company - owns 100% of My-Shop Technologies Ltd.
My-Shop Technologies Ltd.
(Israel)
Holds all IP and technology assets. Owns 100% of My-Shop USA Inc.
My-Shop USA Inc.
(Florida)
U.S. operating and distribution subsidiary. Responsible for sales, onboarding, and customer success in the U.S. market.
Note: The transfer of ownership from the Israeli shareholders to My-Shop Holdings Inc. is currenty in progress.

My-Shop vision is to empower every small and medium-sized business to deliver enterprise-level ordering experiences in multiple languages, foster lasting customer relationships, streamline complex operations, and reduce costs while eliminating dependence on exploitative third-party platforms.

Strategic Execution: Three-Phase Path to Market Dominance

Phase 1: Integrated Platform Leadership (Current)

Establish MyShop as the only platform combining conversational AI ordering, comprehensive customer data management, marketing automation, and unified multi-channel order management in a single solution. Target multilingual communities and businesses frustrated by third-party platform fees and operational chaos. Results: 1,000+ locations, category leadership in Israel, $1.5M ARR growing to projected $10M.

Phase 2: Aggressive North American Expansion (2025-2026)

Scale from 1,000 to 10,000+ locations across North America within 24 months by targeting businesses facing labor shortages, customer data fragmentation, and multi-channel complexity. Accelerating expansion by utilizing automatic order deployment, physical referrals, and strategic platform partners.

Phase 3: Vertical Diversification Beyond Food Service (2026-2027)

Extend integrated platform to all retail verticals where current 40% non-restaurant adoption validates the approach. Grocers, pharmacies, pet stores, specialty retail, and service businesses face identical problems: labor costs, fragmented customer data, multi-channel chaos, and platform dependency. Each vertical expansion multiplies addressable market without requiring new core technology.

Impact

- **AI-Powered Efficiency and Labor Savings**: Our conversational AI voice ordering system handles unlimited simultaneous phone calls in six languages, facilitating complete order conversations without requiring human intervention. The platform enables users to manage all orders from a single, unified dashboard, consolidating phone, kiosk, app, web, and third-party delivery platforms into one intelligent workflow. This reduces kitchen confusion by 70% and errors by 45%.
- **POS & Courier Integration**: We leverage automation and seamless integration with main POS systems and delivery platforms, reducing third-party fees by up to 30%. Direct orders mean My Shop users own their complete customer data, enabling them to drive repeat business with targeted marketing, unlike third-party platforms that hide customer relationships and charge commissions indefinitely.
- **Proven Results**: 30% average order value increase through smart upselling via kiosks, and digital channels. –0% average order accuracy with AI voice ordering versus 65% for traditional phone orders. A 20% revenue increase from an expanded multilingual customer reach, with businesses in diverse communities experiencing a 45% growth in order volume by serving customers in six languages.

Funding

Current Funding Status: My Shop has raised approximately $3M to date from a diverse group of dozens of investors who recognize the massive market opportunity and technological differentiation of our integrated AI platform.

Notable Strategic Investors:

- Amit Krig 8 Senior Vice President at NVIDIA.
- Giora Levin 8 Owner of Crazy Line, one of Israel's leading retail chains: Brings deep retail operational expertise and validates the platform's applicability beyond food service. His investment confirms that enterprise-level retail leaders see MyShop's integrated solution as the future for independent businesses competing against national chains.
- Dror Tohar 8 Investor and entrepreneur: Experienced operator who understands scaling technology companies and navigating competitive markets.
- Steven Siegelaub 8 CFO and early investor: Financial expertise and early conviction demonstrate strong unit economics and clear path to profitability.

Investor Perks.

Eligibility is determined per accepted investment, measured as the cash amount actually received and accepted by the Issuer in this Offering. The following benefits apply, subject to availability caps, first come first served by the Intermediary:

- Investors who commit $5,000 receive a 10% warrant bonus and no equity bonus, with unlimited investor slots available.
- At $10,000, investors receive a 20% warrant bonus and no equity bonus, capped at 50 investor slots.
- At $25,000, investors receive a 45% warrant bonus and no equity bonus, capped at 30 investor slots.
- At $50,000, investors receive a 100% warrant bonus and no equity bonus, capped at 10 investor slots.
- At $100,000 or more, investors receive a 100% warrant bonus plus a 10% equity bonus, capped at 5 investor slots.

Founders

Itsik Zizov 8 Co-Founder & CEO

Visionary entrepreneur with a proven track record in building and scaling technology companies.

Itsik brings deep expertise in AI, payment processing, and international go-to-market strategies. He has led global tech teams delivering advanced custom apps and automation solutions for businesses worldwide.

Roey Gesser 8 Co-Founder & Co-CEO

Seasoned entrepreneur and economist with extensive experience in finance, operations, and scaling businesses.

Previously founded and managed a leading inventory management company, later operations was acquired by a NASDAQ-listed corporation. Roey now leads MyShop's financial and strategic growth initiatives.

Summary

MyShop's empowers independent restaurants and local stores to maximize profitability and growth by providing enterprise-level AI ordering technology, complete customer data ownership, and unified multi-channel management that eliminates the 30% commission trap, reduces labor costs by 30%, and builds direct customer relationships that drive sustainable revenue and repeat business.


GLOBAL TEAM



Team

| Roey Gesser | Co-Founder & Co-CEO of MyShop Technologies | Roey Gesser, Serial entrepreneur and economist with a background in investment portfolio management, who founded and managed a leading inventory company and later sold its operations to a NASDAQ-listed firm. |
| Itzik Zizov | Co-Founder & Co-CEO of MyShop Technologies | Itzik Zizov, Co-Founder & Co-CEO of MyShop Technologies, drives AI-powered retail-tech solutions that streamline operations, boost efficiency, and transform customer engagement globally. |

Perks

$1–0	100 shares
$5,000	2777 shares and you will also receive **10% warrants**.
$10,000	5555 shares and you will also receive **20% warrants**.
$25,000	13—— shares and you will also receive **45% warrants**.
$50,000	27777 shares and you will also receive **100% warrants**.
$100,000	55555 shares plus an additional 10% in bonus shares and you will also receive **100% warrants**.

	How do I earn a return?	We are issuing equity in our company. You may realize returns if the company "exits," meaning it is acquired or goes public at a higher price than you paid for it, or if you sell the securities at a higher price than you purchased them for. There is also a risk that you could lose your entire investment if the company fails. Startup investing is risky, so there's no guarantee of a return on this kind of investment. It's always best to refer to the individual offering documents provided by the company to understand your investment risks.
	What are the risks associated with investing in equity securities?	Equity security investments are subject to market fluctuations, company-specific risks, and general economic conditions. Prices can be volatile, and there is risk of losing the invested capital. Remember, investing always carries risks, and it's essential to conduct thorough research or consult with a financial advisor before making investment decisions.
	What is a custodian and what is a custodial account?	A custodian is a qualified third-party entity that acts as a legal holder of securities. An investor will open a custodial account with the qualified custodian, which is used to hold investments, namely the securities in a company. A custodial account allows you to name a beneficiary and accept payments such as dividends distributions or cash payouts. Custodial accounts are not managed or held by Republic; instead, they are managed by the custodian who works with the issuer raising on the platform. The custodian of this offering is BitGo Trust Company.
	Why use a custodial account?	Companies will utilize a custodian to ensure that all securities they offer in their campaign are in one place. This means if a liquidity event or any other material event in respect to the securities occurs, the company can look to the custodian to service the securities, rather than each individual investor. For investors, utilizing a custodian safeguards their investment, or security interest, with a qualified financial institution. Having a custodial account allows for easier transfers and creates additional layers of protection for your securities. For companies, it can increase efficiency by reducing their cap table management costs and creating a single-line item, making future funding rounds easier.
	Will I have to set up a custodial account? What is the process?	Yes, since the company is utilizing a custodian, all investors in the offering will be required to create a custodial account with BitGo Trust Company and enter into an omnibus nominee agreement. The custodial account creation process is hosted in our investment checkout system, meaning you will commit your investment and establish your account with BitGo all at once. During investment checkout, you will be automatically prompted to review and sign certain custodial documents with BitGo. In addition, you may be asked to provide certain information to verify your identity. Once completed, you will receive an email confirming your investment commitment.
	I'm being told my custody account is in manual review, what should I do?	BitGo reviews accounts that require manual review on a daily basis. Please expect to receive confirmation of your account being opened or to hear further guidance from our team within 24-4– hours.
	Does it cost me anything to open a custodial account with BitGo Trust Company?	• Right now, there are no costs for investors to open a custodial account. • Custodial accounts do sometimes have a low annual cost to maintain; however, such costs are covered for the investor in this offering at this time.
	Why would a company use a custodian like BitGo?	• Companies will utilize a custodian to ensure that all securities they offer in their campaign are in one place. This means if a liquidity event or any other material event in respect to the securities occurs, the company can look to the custodian to service the securities, rather than each individual investor. • For investors, utilizing a custodian safeguards their investment, or security interest, with a qualified financial institution. Having a custodial account allows for easier transfers and creates additional layers of protection for your securities. For companies, it can increase efficiency by reducing their cap table management costs and creating a single-line item, making future funding rounds easier.
FAQ	Which countries are not permitted to open a Custody Account with BitGo?	• Albania • Belarus • Bosnia and Herzegovina • Burundi • Central African Republic • Cote D'Ivoire • Cuba • Dominican Republic • DR Congo • Iran • Iraq • Laos • Lebanon • Libya • Montenegro • Mozambique • Nicaragua • Nigeria • North Korea • Pakistan • Russia • Serbia • Somalia • South Sudan • Syria • Tanzania • Turkey • Ukraine • Venezuela • Yemen • Zimbabwe



Company Name My-Shop Holdings, Inc

Logo

Headline Growth engine for the food services industry. Backed by hundreds of investors across U.S. and Israel

Slides

OUR MISSION

It is to help small and medium businesses to thrive by taking control of their e-commerce profit and customer insights, while cutting third-party delivery platform fees



Problems

MYSHOP

is Solving

01

Digital Ownership: Prohibitive costs lock SMBs out of owning their digital presence.

02

Profit & Data Drain: High-commission third-party platforms drain profitability and trap first-party customer data, preventing loyalty growth.

03

Operational Friction: Fragmented, manual systems create crippling operational silos, driving up labor costs and ensuring high error rates.

CLEAR VALUE PROPOSITION

  





SIMPLICITY
Our platform enables users to manage orders easily and quickly, saving labor time and cost.

CONVENIENCE
Seamless integration with the main leading payment processing and delivery platform companies, reducing up to 30% their fees.

GROWTH
We leverage automation to streamline operations delivering consistent business growth and increased accuracy and productivity.

GLOBAL TEAM




Tags   B2B, Software, AI & Machine Learning, Apps, Diversity & Inclusion, SaaS, Companies

Summary

- AI phone agent handles orders in 6 languages, increasing sales.
- Restaurants save up to 30% by cutting 3rd party commissions fees.
- All-in-one SaaS platform for kiosks, apps & delivery, multiple revenue.
- Partnered with major delivery networks in U.S. & Europe.
- $3.(M raised to date from do1ens of investors.
- $9.) M ARR projected to reach $90M by end of 2026 zpre-IP5 O

Management Solution

CLEAR VALUE PROPOSITION





SIMPLICITY
Our platform enables users to manage orders easily and quickly, saving labor time and cost.

CONVENIENCE
Seamless integration with the main leading payment processing and delivery platform companies, reducing up to 30% their fees.

GROWTH
We leverage automation to streamline operations delivering consistent business growth and increased accuracy and productivity.



Small and Medium Businesses are struggling. High fees. Vendor Fatigue. Rising competition. Increasing food costs due to “global trade” war tariffs. And ra1or-thin margins.

MyShop's wants to become the All-in-5 ne AI 5 nline 5 rdering and Management System

They make it easy and profitable for restaurants and local stores to sell online and manage deliveries, offering a smart, affordable, scalable tech solution that anyone can manage.

MyShop’s system enables restaurants to easily create branded apps and websites for online ordering in 6 languages, with commission-free delivery.

THIRD PARTY
MYSHOP
Menu
Salad
breakfast
beverages
pizza
pasta
opening
sandwiches
Salad
Served with bread.
Halloumi Salad
$24.00
Sabich Salad
$22.00 • 87% (8)
salmon salad
Caesar Salad
Refreshers
hot drinks
Iced Drinks
Salad
Halloumi Salad
$17.90
Salmon Salad
$24.50
Sabich Salad
$17.50
Caesar Salad
$13.90

With more than 9,000 locations in the past 2 years, MyShop is expanding across North America, Israel, and Canada. While the initial focus is on food services, the platform is customi1able for every facet of retail.

The software is designed to serve more customers while lowering operational costs. And here’s the best part: small and medium businesses can work with third party delivery apps, keeping full control of their customer data to grow repeat orders with push notifications and personali1ed offers.

An AI-powered voice system answers customer phone calls in six languages, allowing for simultaneous order taking and labor-saving automation.

Branded apps and webs save SMBs up to 30% on delivery fees.

Self Service kiosks and online menus encourage add-ons or group meals with automated and smart upselling. Provide anonymity, empowering customers to order more items or make special requests without feeling rushed or judged. Research indicates that customers ordering online typically purchase 90-30% more than those ordering from employees.

How it works:

- Businesses manage all orders from a single dashboard, covering in-app, web, phone, and self-service kiosk. Real-time analytics provide owners with data on sales, brand customer behavior, with actionable insights to grow repeat orders, tweaking operations, marketing, and menu items.
- MyShop's proprietary KDS integrates seamlessly with all ordering channels zphone, kiosk, website, and delivery platformsO displaying orders in real time to streamline kitchen operations and reduce errors. By maintaining complete control over performance and customi1ation, we ensure a reliable, efficient workflow from order placement to preparation and delivery.

While others charge more with every order or channel, MyShop's runs on a simple flat monthly fee. It is the only order management system that grows with you, not against you.

- MyShop’s system has been shown to increase the average order value by 30% for businesses.
- Real-time analytics provide owners with data on sales, repeat business, and customer behavior, with actionable insights to tweak operations, marketing, and menu items.

Product

AI Voice 5 rdering Demo:

Self-Service Kiosk Demo:

Responsive Website Demo:

5 rdering App Demo:

5 pportunity

The global order management systems market is projected to reach $112B by 2027, fueled by the rapid shift toward online ordering and automation

The global **order management systems** market is projected to reach **$112B by 2027**, fueled by the rapid shift toward online ordering and automation.
In the U.S. alone, **over 40% of adults** order delivery or takeout **3–5 times per month**, while **69% of Gen Z** consumers prefer delivery over dine-in.

Total Addressable Market (TAM): ~$7B in the U.S., driven by restaurants and local retailers seeking smarter order management solutions.
Serviceable Available Market (SAM): (2.4M small and mid-si1ed businesses aiming to streamline operations, cut labor costs, and boost profitability.

Customers

While the initial focus is food services, the platform is already proven across retail verticals. (0% of our 9,000+ locations are non-restaurant businesses zgrocers, pharmacies, pet stores, specialty retailOfacing identical problems. They focus on small to medium-si1ed businesses in the USA that seek to reduce labor costs, serve diverse customer bases, consolidate fragmented systems, and own customer relationships instead of renting them from platforms indefinitely.

Business Model

Multiple revenue streams built for each customer

How the MyShop's SaaS B2B zsubscription basedObusiness model works:

- Businesses pay a monthly fee for access to MyShop's branded online ordering system, including app, web, kiosk, and phone order automation.
- With MyShop there are no 3rd party commissions taken from orders like other third-party providers.; businesses retain all their profit upside from increased order volume
  Fixed pricing split by product: app/web platforms, kiosks, and bundles, each with fixed subscription rates:



Pricing
MYSHOP
CONTRACT 24 MONTHS
from $89 /month
Setup Fee: US $400 (one time)
App or Web or Kiosk: US $89/month
App + Web (bundle): US $149/month
WITHOUT CONTRACT
from $89 /month
Setup Fee: US $1440 (one time) with
$60CashBack during 24 months
App or Web or Kiosk: US $89/month
App + Web (bundle): US $149/month



- A small payment processing fee is received on each order.
- Additional subscriptions fees for AI 5 rdering

Market

Market

5 nline orders are redefining the restaurant industry.
More than **40% of U.S. adults** order delivery or takeout **3–5 times a month** and **69% of Gen Z** consumers prefer delivery over dine-in experiences.

Impact on Restaurant Operations

- **Higher order volume:** delivery and online channels expand customer reach.
- **Increased average order value (AOV):** smart digital menus and upselling features drive **10–30% more sales** than in-person orders.
- **Improved customer experience:** self-service ordering provides convenience, privacy, and faster decision-making—empowering guests to order more freely.

Market Size

- **TAM:** ≈ $7B in the U.S., fueled by rising demand for efficient, integrated order management.
- **SAM:** (2.4 M SMBs across the U.S. seeking to streamline operations, reduce costs, and grow revenue.

Traction

Category leader in Israel ready to expand globally



My Shop has in just 2(months, validated both technology and business model with exceptional metrics that prove scalability.

Rapid Growth Trajectory:

- **Current ARR: $1.5M**
- **Projected EOY 2026 ARR: $10M (pre-IPO)**
- **Category leader in Israel** achieved within two years and is now expanding aggressively across North America and Canada.
- **1,000+ business locations deployed** with accelerating momentum as word-of-mouth drives inbound demand.
- Processing over **150,000 orders** monthly, serving **hundreds of thousands** of end customers across six languages.

Pitch text



Exceptional Unit Economics Signal Product-Market Fit

- **Average customer lifetime value: $50,000** z– years and (months at $) 00/monthO
- **Customer churn: 1% per month**, significantly lower than the 387% typically seen in SMB SaaS, demonstrating **industry-leading retention** and strong platform stickiness.
- **40% of revenue from non-restaurant retail** validates platform versatility and expands addressable market to (2.4 million U.S. businesses.

Scalable Operations Built for Hypergrowth

- **Six-person development team manages 1,000+ locations** through intelligent automation, proving lean operational model.

- Adding locations requires minimal incremental costs, creating massive margin expansion potential as revenue grows.

The Growth Multiplier

Early customers become advocates as they see 30% labor cost reductions, (0% increases in repeat orders, and elimination of 30% platform commissions. This word-of-mouth engine is driving the acceleration from $9.) M to projected $90M ARR with minimal marketing spend, positioning My Shop to capture dominant market share as awareness scales.

Vision And Strategy

My-Shop was founded in Israel, where **My-Shop Technologies Ltd.** developed and owns all IP and core technology.
It also owns **My-Shop USA Inc. (Florida)**, the U.S. operating and distribution arm.
At the top, **My-Shop Holdings Inc. (Delaware)** serves as the parent company, consolidating all global assets and subsidiaries.

My-Shop Holdings Inc.
(Delaware)
Parent holding company - owns 100% of My-Shop Technologies Ltd.

My-Shop Technologies Ltd.
(Israel)
Holds all IP and technology assets. Owns 100% of My-Shop USA Inc.

My-Shop USA Inc.
(Florida)
U.S. operating and distribution subsidiary. Responsible for sales, onboarding, and customer success in the U.S. market.

My-Shop vision is to empower every small and medium-sized business to deliver enterprise-level ordering experiences in multiple languages, foster lasting customer relationships, streamline complex operations, and reduce costs while eliminating dependence on exploitative third-party platforms.

Strategic Execution: Three-Phase Path to Market Dominance

Phase 1: Integrated Platform Leadership (Current)

Establish MyShop as the only platform combining conversational AI ordering, comprehensive customer data management, marketing automation, and unified multi-channel order management in a single solution. Target multilingual communities and businesses frustrated by third-party platform fees and operational chaos. Results: 9,000+ locations, category leadership in Israel, $9.) M ARR growing to projected $90M.

Phase 2: Aggressive North American Expansion (2025-2026)

Scale from 9,000 to 90,000+ locations across North America within 2(months by targeting businesses facing labor shortages, customer data fragmentation, and multi-channel complexity. Accelerating expansion by utili1ing automatic order deployment, physical referrals, and strategic platform partners.

Phase 3: Vertical Diversification Beyond Food Service (2026-2027)

Extend integrated platform to all retail verticals where current (0% non-restaurant adoption validates the approach. Grocers, pharmacies, pet stores, specialty retail, and service businesses face identical problems: labor costs, fragmented customer data, multi-channel chaos, and platform dependency. Each vertical expansion multiplies addressable market without requiring new core technology.

Impact

- **AI-Powered Efficiency and Labor Savings**: 5 ur conversational AI voice ordering system handles unlimited simultaneous phone calls in six languages, facilitating complete order conversations without requiring human intervention. The platform enables users to manage all orders from a single, unified dashboard, consolidating phone, kiosk, app, web, and third-party delivery platforms into one intelligent workflow. This reduces kitchen confusion by 70% and errors by ( ) %.

- **POS & Courier Integration**: We leverage automation and seamless integration with main P5 S systems and delivery platforms, reducing third-party fees by up to 30%. Direct orders mean My Shop users own their complete customer data, enabling them to drive

- **POS & Courier Integration:** We leverage automation and seamless integration with main POS systems and delivery platforms, reducing third-party fees by up to 30%. Direct orders mean My Shop users own their complete customer data, enabling them to drive repeat business with targeted marketing, unlike third-party platforms that hide customer relationships and charge commissions indefinitely.

- **Proven Results**: 30% average order value increase through smart upselling via kiosks, and digital channels. –0% average order accuracy with AI voice ordering versus 6)% for traditional phone orders. A 20% revenue increase from an expanded multilingual customer reach, with businesses in diverse communities experiencing a ( )% growth in order volume by serving customers in six languages.

Funding

Current Funding Status: My Shop has raised approximately $3M to date from a diverse group of do1ens of investors who recogni1e the massive market opportunity and technological differentiation of our integrated AI platform.

Notable Strategic Investors:

- Amit Krig 8 Senior Vice President at NVIDIA.
- Giora Levin 8 5 wner of Cra1y Line, one of Israel's leading retail chains: Brings deep retail operational expertise and validates the platform's applicability beyond food service. His investment confirms that enterprise-level retail leaders see MyShop's integrated solution as the future for independent businesses competing against national chains.
- Dror Tohar 8 Investor and entrepreneur: Experienced operator who understands scaling technology companies and navigating competitive markets.
- Steven Siegelaub 8 CF5 and early investor: Financial expertise and early conviction demonstrate strong unit economics and clear path to profitability.

Investor Perks.

Eligibility is determined per accepted investment, measured as the cash amount actually received and accepted by the Issuer in this 5 ffering. The following benefits apply, subject to availability caps, first come first served by the Intermediary:

- Investors who commit $) ,000 receive a 90% warrant bonus and no equity bonus, with unlimited investor slots available.
- At $90,000, investors receive a 20% warrant bonus and no equity bonus, capped at) 0 investor slots.
- At $2) ,000, investors receive a ( )% warrant bonus and no equity bonus, capped at 30 investor slots.
- At $) 0,000, investors receive a 900% warrant bonus and no equity bonus, capped at 90 investor slots.
- At $900,000 or more, investors receive a 900% warrant bonus plus a 90% equity bonus, capped at) investor slots.

Founders

Itsik Zi1ov 8 Co-Founder & CE5

Visionary entrepreneur with a proven track record in building and scaling technology companies.

Itsik brings deep expertise in AI, payment processing, and international go-to-market strategies. He has led global tech teams delivering advanced custom apps and automation solutions for businesses worldwide.

Roey Gesser 8 Co-Founder & Co-CE5

Seasoned entrepreneur and economist with extensive experience in finance, operations, and scaling businesses.

Previously founded and managed a leading inventory management company, later operations was acquired by a NASDAQ-listed corporation. Roey now leads MyShop's financial and strategic growth initiatives.

Summary

MyShop's empowers independent restaurants and local stores to maximi1e profitability and growth by providing enterprise-level AI ordering technology, complete customer data ownership, and unified multi-channel management that eliminates the 30% commission trap, reduces labor costs by 30%, and builds direct customer relationships that drive sustainable revenue and repeat business.



| Team |  Roey Gesser | Co-Founder & Co-CE5 of MyShop Technologies | Roey Gesser, Serial entrepreneur and economist with a background in investment portfolio management, who founded and managed a leading inventory company and later sold its operations to a NASDAQ-listed firm. |
| | It1ik Zi1ov | Co-Founder & Co-CE5 of MyShop Technologies | It1ik Zi1ov, Co-Founder & Co-CE5 of MyShop Technologies, drives AI-powered retail-tech solutions that streamline operations, boost efficiency, and transform customer engagement globally. |

Perks		
$9–0	900 shares	
$) ,000	2777 shares and you will also receive **90% warrants**.	
$90,000	)))) shares and you will also receive **20% warrants**.	
$2) ,000	93—— shares and you will also receive **( )% warrants**.	
$) 0,000	27777 shares and you will also receive **900% warrants**.	
$900,000	))))) shares plus an additional 90% in bonus shares and you will also receive **900% warrants**.	

FAQ		
How do I earn a return?	We are issuing equity in our company. You may reali1e returns if the company "exits," meaning it is acquired or goes public at a higher price than you paid for it, or if you sell the securities at a higher price than you purchased them for. There is also a risk that you could lose your entire investment if the company fails. Startup investing is risky, so there's no guarantee of a return on this kind of investment. It's always best to refer to the individual offering documents provided by the company to understand your investment risks.
What are the risks associated with investing in equity securities?	Equity security investments are subject to market fluctuations, company-specific risks, and general economic conditions. Prices can be volatile, and there is risk of losing the invested capital.
	Remember, investing always carries risks, and it's essential to conduct thorough research or consult with a financial advisor before making investment decisions.


My shop technologies ltd
ממומן ·
MYSHOP
After leading the smart-ordering market in Israel, My-Shop is expanding to the U.S. — and investors are taking notice. Nearly $100K in
AI
פתיחה ב-MESSENGER
My-Shop is now open for investments
מידע נוסף
לייק
הוספת תגובה
שיתוף


My shop technologies ltd
ממומן ·
MYSHOP
Two founders. One vision — to make every restaurant fully automated.
MyShop's AI answers calls, takes orders, and
Open to Reservation
www.republic.com/myshop
MYSHOP
טופס בפייסבוק
Invest Early – MyShop Holdings
מידע נוסף
לייק
הוספת תגובה


My shop technologies
ממומן ·
MYSHOP
After leading My-Shop's growth in Israel and helping more than 1,000 businesses transform the way they operate, Izik is now leading our
MESSENGER
Join us with hundreds of investors!
מידע נוסף
66
תגובה אחת
לייק
הוספת תגובה
שיתוף


My shop technologies ltd
ממומן ·
MYSHOP
MyShop Technologies — a fast-growing retail-tech company transforming restaurant automation with AI.
INVEST IN FUTURE
Grow your investor portafolio with our Smart AI Ordering Management System
WWW.REPUBLIC.COM/MYSHOP
טופס בפייסבוק
Invest Early – MyShop Holdings
מידע נוסף
1
לייק
הוספת תגובה